  As filed with the Securities and Exchange Commission on April 25, 2000

                                                      Registration No. 333-95561
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                ----------------

                              AMENDMENT NO. 5
                                       to
                                    FORM S-4
                             REGISTRATION STATEMENT

                                ----------------

                        Under The Securities Act of 1933

                                ----------------

                        CHICAGO MERCANTILE EXCHANGE INC.
             (Exact name of registrant as specified in its charter)

                                ----------------

        Delaware                  6231                 36-4340266
    (State or other        (Primary Standard        (I.R.S. Employer
    jurisdiction of            Industrial        Identification Number)
    incorporation or      Classification Code
     organization)              Number)

                             30 South Wacker Drive
                            Chicago, Illinois 60606
                                 (312) 930-1000
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             Craig S. Donohue, Esq.
       Managing Director Business Development and Corporate/Legal Affairs
                 30 South Wacker Drive Chicago, Illinois 60606
    (312) 930-1000 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:
                             Richard W. Astle, Esq.
                                Sidley & Austin
                   Bank One Plaza -- 10 South Dearborn Street
                            Chicago, Illinois 60603
                                 (312) 853-7270

                                ----------------

   Approximate date of commencement of proposed sale to the public: As promptly as practicable after this Registration Statement becomes effective and the satisfaction or waiver of certain other conditions under the Agreement and Plan of Merger described herein.

   If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this proxy statement and prospectus is not complete and + +may be changed. We may not issue these securities until the registration + +statement filed with the Securities and Exchange Commission is effective. + +This proxy statement and prospectus is not an offer to sell these securities + +and we are not soliciting an offer to buy these securities in any state where +
+the offer or sale is not permitted.                                           +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                SUBJECT TO COMPLETION, DATED APRIL 25, 2000


                          CHICAGO MERCANTILE EXCHANGE

                          CHICAGO MERCANTILE EXCHANGE
                             30 SOUTH WACKER DRIVE
                            CHICAGO, ILLINOIS 60606

                                April    , 2000

Dear Member:

  I would like to invite you to attend a special members' meeting at which we will consider a proposed "demutualization" of our organization in which we will change from a not-for-profit membership corporation to a for-profit stock corporation.

  As a result of the demutualization, shares of Class B common stock will be issued to our members in series corresponding to our present membership divisions. Each series will confer the trading privileges associated with the membership interests that are converted into that series along with the traditional features of common stock. In addition, shares of Class A common stock will be issued only to CME, IMM and IOM members and will contain only the traditional features of common stock. We have no current plans to list these shares on an exchange. Additional information regarding the Class A and Class B common stock is provided in this document under "Description of Capital Stock of New CME."

  Our board unanimously approved the proposed demutualization and unanimously recommends that you vote for its approval. The board believes that the demutualization will better position us to compete in the rapidly changing and consolidating financial services industry. We will have greater organizational flexibility and will be able to raise additional equity capital, if needed. In addition, we will be better able to grow and to continue to provide high quality products and services to all our customers.

  Please review the attached document which provides important information regarding the proposed demutualization. You should consider the matters discussed under "Risk Factors" commencing on page 10 of the attached document.

                             Sincerely,

                             Scott Gordon
                             Chairman of the Board

  The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this proxy statement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

  This proxy statement and prospectus is dated April   , 2000 and was first
mailed to members on or about April   , 2000.

                          CHICAGO MERCANTILE EXCHANGE
                             30 SOUTH WACKER DRIVE
                            CHICAGO, ILLINOIS 60606

          NOTICE OF SPECIAL MEMBERS MEETING TO BE HELD ON MAY   , 2000

To the Members of the Chicago Mercantile Exchange:

   We will hold a special meeting of the members of the Chicago Mercantile
Exchange on             , May   , 2000 at       p.m., Central Standard Time, at
30 South Wacker Drive, Chicago, Illinois 60606, to consider and vote on an agreement and plan of merger whereby we would become a Delaware stock corporation by merging into a Delaware nonstock corporation and then merging into a Delaware stock corporation. We will not transact any other business at the special meeting.

   Only members owning memberships at the close of business on April   , 2000,
the record date for the special meeting, are entitled to notice of, and to vote at, the special meeting and any adjournments or postponements of it. The merger agreement requires approval by the affirmative vote of two-thirds of the votes present and voted, either in person or by proxy, at the special meeting.

   For more information about the demutualization, please review the attached document. The merger agreement is attached as Exhibit B.

   Whether or not you plan to attend the special meeting, please complete, sign and date the enclosed proxy and return it promptly in the enclosed postage-paid envelope. The giving of a proxy does not affect your right to vote in person in the event that you attend the special meeting. In the absence of specific direction, proxies will be voted "FOR" approval of the merger agreement. Proxies that are marked both "FOR" and "AGAINST" will not count and will not be treated as votes cast. Unsigned proxies will not be counted. Proxies must be received at the Chicago Mercantile Exchange, Membership Department, 30 South Wacker Drive, Chicago, Illinois 60606 prior to the start of the meeting in order to be counted.

   Your Board of Directors has carefully considered the proposed demutualization and unanimously recommends that you vote "FOR" its approval.

                                          By Order of the Board of Directors,

                                          Craig S. Donohue
                                          Managing Director
                                          Business Development and
                                           Corporate/Legal Affairs

April   , 2000

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
SUMMARY OF DEMUTUALIZATION PROPOSAL........................................   1

RISK FACTORS...............................................................   9
  Risks Related to Demutualization.........................................   9
  Risks Related to Our Business............................................  12
  Risks Related to Regulation and Litigation...............................  15

INFORMATION REGARDING SPECIAL MEETING......................................  17
  Persons Making the Solicitation..........................................  17
  Time and Place of Special Meeting........................................  17
  Eligibility to Vote......................................................  17
  Available Votes; Quorum Required for Meeting.............................  17
  Manner of Voting.........................................................  17
  Required Vote............................................................  18
  Board Recommendation.....................................................  18
  Methods of Solicitation of Proxies; Costs................................  18

DEMUTUALIZATION PROPOSAL...................................................  19
  Reasons for Demutualization..............................................  19
  Description of Demutualization Transaction...............................  21
  Conversion of Membership Interests into Shares...........................  22
  Rights of Class B Common Stock...........................................  23
  Election of Board of Directors...........................................  24
  Differences in Ownership Rights..........................................  25
  Required Regulatory Approvals............................................  27
  Amendment or Termination.................................................  28
  Conditions to Effectiveness of the Demutualization Transactions..........  28
  Effectiveness of the Demutualization Transactions........................  28
  Federal Income Tax Consequences..........................................  29

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS............  30

CAPITALIZATION.............................................................  33

DESCRIPTION OF CAPITAL STOCK OF NEW CME....................................  34
  Description of Common Stock..............................................  34
  Description of Additional Provisions of Class B Common Stock.............  35
  Preferred Stock..........................................................  37
  Transfer Restrictions....................................................  37
  Other Charter Provisions.................................................  37
  Transfer Agent...........................................................  39

MANAGEMENT.................................................................  40
  Directors and Executive Officers.........................................  40
  Director Compensation....................................................  46
  Committees of the Board of Directors.....................................  46
  Limitation of Liability and Indemnification Matters......................  47
  Executive Compensation...................................................  47
  Employee Benefit Plans...................................................  48
  Employment-Related Agreements............................................  50
  Beneficial Ownership of Management.......................................  53

                                                                            Page
                                                                            ----
BUSINESS..................................................................   56
  Products................................................................   58
  Execution Facilities....................................................   62
  Clearing................................................................   65
  Market Data.............................................................   67
  International Alliances.................................................   68
  Marketing Programs and Advertising......................................   68
  Competition.............................................................   68
  Our Members.............................................................   70
  Other Business Relationships And Subsidiaries...........................   71
  Intellectual Property...................................................   72
  Employees...............................................................   72
  Facilities..............................................................   72
  Legal Proceedings.......................................................   72
  Regulation..............................................................   73

WHERE YOU CAN FIND MORE INFORMATION.......................................   75

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
 OPERATIONS...............................................................   76
  Historical Overview.....................................................   76
  Results of Operations...................................................   78
  Financial Position......................................................   80
  Liquidity and Capital Resources.........................................   81
  Market Risk.............................................................   81
  Accounting Standards....................................................   82

EXPERTS...................................................................   83

VALIDITY OF SECURITIES....................................................   83

EXHIBITS

   This document describes a proposed series of transactions in which the existing Chicago Mercantile Exchange will be converted from a membership organization into a Delaware stock corporation. For ease of reference in this document, the existing membership organization has been referred to as the "Exchange" or "Existing CME," and the Delaware stock corporation as "New CME." The Exchange has four membership divisions, which are referred to in this document as "CME," meaning members of the Chicago Mercantile Exchange division; "IMM," meaning members of the International Monetary Market division; "IOM," meaning members of the Index and Option Market division; and "GEM," meaning members of the Growth and Emerging Markets division. These membership divisions, and their relative trading rights, are described under the subheading "Our Members" in "Business." Finally, members of the GEM division hold both full and fractional membership interests. These fractional interests must be combined into full interests by November 3, 2000 or, under the Exchange's rules, they will be combined by the Exchange and sold for cash. Because of this provision, fractional GEM membership interests have been treated differently in the proposed demutualization than have full GEM membership interests.

                      SUMMARY OF DEMUTUALIZATION PROPOSAL

   This summary highlights information contained elsewhere in this document. It does not contain all of the information which you should consider before voting on the proposed demutualization and may not contain all of the information that is important to your individual situation. Consequently, you should read this entire document carefully.

Proposed Transaction

   We are proposing to convert Existing CME from an Illinois not-for-profit membership corporation into a Delaware for-profit stockholder corporation. As a result, you will become a stockholder of New CME. Immediately after the demutualization transactions are completed, Exchange members will be the only stockholders of New CME.

Conversion of Membership Interests into Shares of Stock

   Existing memberships will be converted into shares of Class B common stock of New CME and, in the cases of the CME, IMM and IOM memberships, shares of Class A common stock. Both Class A and Class B shares will have the traditional features of common stock; however, the primary purpose of the Class B shares is to confer the trading privileges associated with the memberships in Existing CME. Consequently, the Class B shares will be issued in four series corresponding to those existing membership divisions, with a fifth series corresponding to the GEM fractional membership interests. Each series will confer the trading privileges associated with the membership interest that is converted into that series. These conversions are illustrated below:

     Distribution of Class A and B Shares By Individual Membership Interest

                                Number of Shares to Be Received Per
                                        Membership Interest
                            -------------------------------------------------------------------
                                                             Class B Shares
       Membership                                        --------------------------------------
        Division            Class A Shares               Number                  Series
       ----------           --------------               ------                  ------
           CME                  16,200                          1                     B-1
           IMM                  10,800                          1                     B-2
           IOM                   5,400                          1                     B-3
           GEM                                                  1                     B-4
      GEM Fractions                                             1                     B-5

   The following table indicates the number of outstanding memberships and members in each membership division of the Exchange. The tables below that table indicate the relative distribution of shares of Class A and B common stock following the demutualization:

                              Membership Divisions

        Membership           Number of              Number of             Percentage of
         Division           Memberships              Members              Total Members
        ----------          -----------             ---------             -------------
           CME                   625                    512                    15.3%
           IMM                   813                    676                    20.3
           IOM                 1,287                  1,026                    30.8
           GEM*                  253                    217                     6.5
      GEM Fractions*           2,140                    902                    27.1
                               -----                  -----                   -----
                               5,118                  3,333                   100.0%
                               =====                  =====                   =====

          Distribution of Class A and B Shares By Membership Division

        Membership       Aggregate Class A        Class A         Aggregate Class B
         Division             Shares             Percentage            Shares
        ----------       -----------------       ----------       -----------------
           CME              10,125,000              39.1%                 625
           IMM               8,780,400              34.0                  813
           IOM               6,949,800              26.9                1,287
           GEM*                                                           253
      GEM Fractions*                                                    2,140
                            ----------             -----                -----
                            25,855,200             100.0%               5,118
                            ==========             =====                =====

             Distribution of Relative Equity By Membership Division

                                          Equivalent     Total Equity   Percentage of
                                        Class A Shares   (Expressed in      Equity
      Membership     Class A   Class B  Represented by    Equivalent    Distributed to
       Division       Shares   Series  Class B Shares** Class A Shares)    Members
      ----------    ---------- ------- ---------------- --------------- --------------
          CME       10,125,000   B-1      1,125,000       11,250,000         39.1%
          IMM        8,780,400   B-2        975,600        9,756,000         33.9
          IOM        6,949,800   B-3        772,200        7,722,000         26.8
         GEM*                    B-4         25,300           25,300          0.1
          GEM
       Fractions*                B-5         21,400           21,400          0.1
                    ----------            ---------       ----------        -----
      Total         25,855,200            2,919,500       28,774,700        100.0%
                    ==========            =========       ==========        =====

--------
* Based upon outstanding GEM fractions as of December 31, 1999. The conversion of additional GEM fractions into full GEM membership interests prior to the effectiveness of the demutualization will reduce the number of series B-5 shares issued and increase the number of series B-4 shares actually issued.
** Each Class B share is treated as representing a specified number of Class A shares for purposes of dividends, liquidating distributions and voting on matters on which holders of Class A and Class B shares vote together. See "Class A Equivalence" below.

Description of Class B Shares to be Received

   The following table summarizes several features of the Class B shares that will be issued to members in the demutualization:

                                                            Number of Votes on  Equivalent Class A Shares
                                                               "Core Rights"      Represented by Series
                                                            ------------------- ------------------------------
                                                  Number of                                     As Percentage
                          Maximum                 Directors       As Percentage                  of Aggregate
                         Number of    Trading      Series    Per  of Aggregate  Number of          Class A
Series                    Shares     Privileges   Can Elect Share Class B Vote*   Shares         Equivalents
------                   --------- -------------- --------- ----- ------------- --------------- --------------
B-1.....................     625        CME            3      6        55.7%          1,125,000            3.9%
B-2.....................     813        IMM            2      2        24.1             975,600            3.4
B-3.....................   1,287        IOM            1      1        19.1             772,200            2.7
B-4.....................     253        GEM*           0     1/6        0.6              25,300            0.1
B-5.....................   2,140   GEM Fractions*      0    1/60        0.5              21,400            0.1
                           -----                     ---              -----     ---------------     ----------
                           5,118                       6              100.0%          2,919,500           10.2%
                           =====                     ===              =====     ===============     ==========

--------
* Based upon outstanding GEM fractions as of December 31, 1999. The conversion of additional GEM fractions into full GEM membership interests prior to the effectiveness of the demutualization will reduce the number of series B-5 shares issued and increase the number of series B-4 shares actually issued.

   Election of Directors. New CME's board of directors will ultimately consist of 19 directors. Holders of series B-1, B-2 and B-3 shares will have the right to elect the number of directors set forth in the table. Holders of all series of Class B shares will have the right, voting together with holders of the Class A shares, to elect the remaining 13 directors. See "Board of Directors" below for more information.

   "Core Rights." New CME's charter grants solely to holders of Class B shares the right to approve changes to specified "rights" associated with the trading privileges conferred by those shares. Those rights, referred to as "Core Rights" in the charter and this document, consist of:

  . the allocation of products which a holder of a series of Class B shares is permitted to trade on New CME's exchange facilities

  . the trading floor access rights and privileges which a holder of a series of Class B shares has, including the circumstances under which New CME can determine that an existing open outcry-traded product will no longer be traded by means of open outcry

  . the number of authorized and issued shares of any series of Class B shares

  . the eligibility requirements to hold shares of a series of Class B shares or to exercise the associated trading rights or privileges

As indicated in the table, votes on changes to Core Rights are weighted by series. Changes to Core Rights must be approved by a majority of the votes cast by the holders of the Class B shares. Due to the weighted voting, this statement means that a change to Core Rights may be effected by the approval of the holders of the series B-1 shares even though the holders of the other series voted against the change. This result is consistent with the result that would be obtained under the Exchange's existing rules and procedures. Holders of Class A shares do not have the right to vote on changes to Core Rights.

   Class A Equivalence. Each Class B share is treated as representing the number of Class A shares specified in the table above for purposes of:

  . voting on matters on which holders of Class A and B shares vote together, including the election of 13 directors

  . the receipt of dividends if, and when, declared by the board

  . the receipt of liquidating distributions if New CME is liquidated and dissolved

Shares of Class B common stock will represent approximately 10% of the outstanding equity of New CME following the demutualization. Consequently, the voting privileges of the Class B shares will not have any significant impact on matters put to a vote that includes both the Class A and B stockholders. Class A stockholders do not have the right to vote on Core Rights or in the election of the six directors to be elected by the series of Class B shares. For information regarding the method by which Class A equivalence was determined, see "Factors Considered in Arriving at Allocation Methodology" under the subheading "Reasons for Demutualization" under "Demutualization Proposal" below.

   Series B-5 Shares. The series B-5 shares will be issued to holders of GEM fractional membership interests. Each GEM fractional membership interest represents one-tenth of a full GEM membership interest and will be converted into one series B-5 share. There were 2,140 GEM fractional membership interests outstanding as of December 31, 1999 held by 902 members. Series B-5 shares may be converted into series B-4 shares by their holders at the ratio of ten series B-5 shares for one series B-4 share. Individuals holding less than the necessary ten shares may either sell their shares to another holder so that holder will obtain the necessary ten shares, or purchase additional shares from other holders to obtain the necessary ten shares. The process by which a holder may purchase or sell series B-5 shares is expected to be similar to the process currently followed for the purchase and sale of GEM fractions. In the event that a holder does not convert his or her series B-5 shares on or before November 3, 2000, those shares will be converted automatically into shares of Class A common stock at the rate of ten Class A shares for each series B-5 share.

Differences in Ownership Rights

   Following the demutualization, you will become a stockholder in a Delaware corporation as opposed to a member in an Illinois not-for-profit corporation. There are differences in your ownership rights that will result from this change in structure that you should consider.

   Some of these differences arise from differences between the corporate law applicable to Illinois not-for-profit corporations versus Delaware stock corporations. These differences include the ability of Delaware corporation to pay, and their stockholders to receive, dividends based upon earnings; the availability under Delaware law of dissenters' rights in connection with mergers or sales of all of the corporate assets; and the availability under Delaware law of class voting for stockholders in the event that a charter amendment adversely affects their rights.

   Some of these differences arise from choices that we have made in drafting the charter and by-laws for New CME. These differences include our decision to insert antitakeover provisions into the charter of New CME; changes in the composition of our board; changes in the vote required to approve major corporate transactions, including charter amendments, mergers and sales of all of the corporate assets; and changes in liquidation rights.

   These differences are described under the subheading "Differences in Ownership Rights" under "Demutualization Proposal."

Market for Shares; Stock Exchange Listing

   No market presently exists for either the Class A shares or the Class B shares. We expect a market for the Class B shares will develop that is similar to the current market for corresponding membership interests. The current markets for CME, IMM, IOM and GEM membership interests, and for GEM fractional membership interests, should facilitate the development of new markets for each series of Class B shares. We expect that, over time, a market for Class A shares will develop. We will undertake educational and promotional efforts to communicate the value of Class A shares to holders of those shares and to potential investors.

   We have no current plans to list either the Class A or B shares on a stock exchange.

Transfer Restrictions

   Class B shares will not be subject to any transfer restrictions; however, the exercise of the associated trading privileges will be subject to compliance with our existing eligibility requirements for trading. Class A shares will be subject to transfer restrictions, which will fall away over time. For the first six months, Class A shares may be transferred only with the associated Class B shares. Thereafter, an increasing portion of the Class A shares may be transferred to nonmembers. After fifteen months, the Class A shares will not be subject to the transfer restrictions. The charter grants authority to the board to remove some or all of the Class A share transfer restrictions if they consider that removal to be appropriate in their sole discretion.

Board of Directors

   Following the demutualization, the size of the board of directors will be reduced from 39 to 30 directors at the December 2000 annual meeting of stockholders, and further reduced to 19 at the December 2001 annual meeting of stockholders. In addition, the manner in which the directors are nominated and elected will change. These changes are illustrated in the table below.

                 Nomination and Election of Board of Directors

         Current Provisions                       After Demutualization


  Number of                        Candidates
  Directors                       Nominated By                                         Elected By
--------------------------------------------------------------
                          Number of          Candidates
                          Directors         Nominated By           Elected By
                                          -------------------------------------------------------
     12                          CME Nominating                                        CME
                                 Committee                                             members
                              3         Series B-1 Nominating     Series B-1
                                        Committee                 holders


      8                          IMM Nominating                                        IMM
                                 Committee                                             members
                              2         Series B-2 Nominating     Series B-2
                                        Committee                 holders


      4                          IOM Nominating                                        IOM
                                 Committee                                             members
                              1         Series B-3 Nominating     Series B-3
                                        Committee                 holders


                              0
      1                          GEM Nominating                                        GEM
                                 Committee                                             members


                              0
     12                          Chairman of the                                       Board of
                                 Board                                                 Directors


                             13         Board Nominating          Class A and B
                                        Committee                 stockholders
      2                          *                                                     *


                                          -------------------------------------------------------
--------------------------------------------------------------
                          Total 19
  Total 39


--------
*The Exchange's President serves as a non-voting member of the board. Leo
   Melamed serves as a non-voting member of the board.

The Exchange's directors serve staggered two-year terms and will continue to serve as directors of New CME for the remainder of their present terms. Directors of New CME will also serve staggered two-year terms. The reduction in the size of the board will be implemented by electing fewer directors than the directors whose terms expire. A listing of the present directors and when their terms expire is set forth under the subheading "Directors and Executive Officers" under "Management."

   The right of series B-1, B-2 and B-3 stockholders and Class A and B stockholders to elect directors will be phased-in as the terms of the existing directors expire. This phase-in is described in a table under the subheading "Election of Board of Directors" under "Demutualization Proposal."

Federal Income Tax Consequences

   We are seeking a ruling from the Internal Revenue Service to the effect that, for federal income tax purposes, you will not recognize any gain or loss strictly as a result of receiving Class A common stock and Class B common stock (or Class B common stock only for holders of GEM memberships or GEM fractional membership interests) in conversion of your membership interest. Assuming this nonrecognition treatment, the tax basis in your membership interest would carryover to the stock received. If you received both Class A and Class B common stock, your membership basis would be allocated between the two classes in proportion to the relative fair market values of those shares at the time of the demutualization.

Accounting Treatment

   The demutualization transaction will be treated in a manner similar to "pooling-of-interests" accounting. Under this method of accounting, no gain or loss will be recognized, and the assets and liabilities of Existing CME will appear on the books of New CME at their same recorded amounts.

Risk Factors

   There are risks associated with the proposed demutualization that you should consider. These and other risks are discussed under "Risk Factors" below. These risks include our ability to implement in a timely and successful manner changes to our organizational and managerial structure that are required in order to operate in a manner that will enhance stockholder value. Although the Exchange has a long history of operating as a successful member-owned institution, changes will be required in the manner in which we evaluate and undertake activities.

Reasons for Demutualization

   Your board believes that the change in our structure resulting from demutualization will accomplish the following objectives:

  . Improve our governance and managerial structure to facilitate more accelerated decision-making

  . Change our financial decision-making model to emphasize stockholder value

  . Create a catalyst for pursuing new business strategies

  . Unlock members' equity values by allowing them to sell a portion of their interest in the Exchange, should they so desire

  . Provide a signal and currency for working with strategic partners

Conditions to Demutualization

   The completion of the demutualization is subject to the following principal conditions:

  . Receipt of a favorable ruling from the Internal Revenue Service regarding the federal income tax consequences to our members and the Exchange of the contemplated transactions. We filed a ruling request on December 30, 1999.

  . Completion of the cash purchase by Existing CME of the assets and business of P-M-T Limited Partnership, which requires the approval of the holders of two-thirds of the 4,786 Class A limited partnership units of that partnership, not including the 321 units held by the Exchange. P-M-T Limited Partnership provides electronic trading services for the Exchange and owns the GLOBE(R) servicemark.

  . Approval by the Commodity Futures Trading Commission of changes to our rules to reflect the demutualization. These approvals will be sought after the special meeting of members. These changes generally relate to the changes in our structure resulting from the conversion to a stock corporation and the fact that our existing rules will be reflected in the charter, by-laws and rules of New CME.

Our Business

   Founded in 1898, the Exchange provides facilities so that our members may trade futures and options on futures contracts. These facilities include physical floor trading facilities where our members may come together to trade in a process known as "open outcry" and, through P-M-T Limited Partnership, electronic trading facilities known as GLOBEX2. Members are able to trade futures and options on futures contracts based upon interest rates, stock indices, foreign currencies, agricultural commodities and other underlying instruments and risk-based activities. We also match, clear, settle and guarantee all transactions executed on the Exchange through the CME Clearing House, and we engage in extensive regulatory, compliance, market surveillance and financial supervision activities designed to ensure market integrity and provide financial safeguards for users of our markets. Our offices are located at 30 South Wacker Drive, Chicago, Illinois 60606, and our telephone number is
(312) 930-1000.

Absence of Appraisal or Dissenters' Rights

   Members who object to the demutualization will have no appraisal or dissenters' rights under applicable law. Appraisal or dissenters' rights, if available, would allow a member who voted against the proposal and followed a prescribed statutory process, to receive a cash payment equal to the fair value of the member's membership interest in the Exchange. If the demutualization transaction is completed and regardless of whether you voted for or against it, your membership interest will be converted into stock of New CME.

Selected Consolidated Financial Information

   Selected consolidated financial data is set forth below. The income statement and balance sheet data are taken from the audited consolidated financial statements of the Exchange. The results of prior periods are not necessarily indicative of future results. This data should be read in conjunction with the audited consolidated financial statements of the Exchange and related notes, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included toward the end of this document.

                      Selected Consolidated Financial Data
                             (amounts in thousands)

                                                 As of or for the
                                             Year Ended December 31,
                                   --------------------------------------------
                                     1999     1998     1997     1996     1995
                                   -------- -------- -------- -------- --------
Income Statement Data:
Total revenues.................... $208,488 $195,216 $177,644 $164,212 $164,459
Operating expenses................  201,844  181,023  158,586  151,803  149,689
Other income (1)..................      --       --       --    15,717      --
Limited partners' interest in
 earnings of P-M-T Limited
 Partnership......................    2,126    2,849      --       --       --
Net income........................    2,663    7,029    8,667   15,068    8,631

Balance Sheet Data:
Total assets......................  301,703  293,205  348,732  243,754  199,733
Current assets....................  176,728  203,301  270,081  161,272  114,395
Current liabilities...............  109,953  110,670  180,210   83,584   57,780
Long-term obligations and limited
 partners' interest in P-M-T......   23,087   15,638    8,968    9,539    7,845
Members' equity...................  168,663  166,897  159,554  150,631  134,108

Other Data:
Total trading volume (round turn
 trades)..........................  200,737  226,619  200,742  177,042  181,806
GLOBEX trading volume.............   16,135    9,744    4,388    2,018    1,326
Open interest at period-end.......    6,412    7,282    6,479    5,361    5,254

--------
(1) Consists of a 1996 return of contributions and interest from the CME Trust resulting from an agreement reached with the Internal Revenue Service over the deductibility of contributions made by the Exchange.

                                  RISK FACTORS

   Upon demutualization your existing membership interest will be converted into shares of New CME. Although New CME will succeed to our existing business, demutualization will change our business model from a membership-owned non-stock organization to an investor-owned stock corporation. We expect that this change in form will have a significant impact on us and on the risks of owning us. You should carefully consider the following risk factors, together with the other information in this document, before casting your vote or executing your proxy.

Risks Related to Demutualization

 . We have no internal experience, and little representative external experience, upon which to draw in operating as a for-profit enterprise.

     We have always operated as a not-for-profit corporation for the benefit of our members, where we have focused on delivering member benefits at reasonable cost. Internal experience would assist us in dealing with the problems of changing to, and operating as, a for-profit enterprise. The experience of others would assist us in identifying problems and possible solutions; however, there is little history or experience of U.S. futures exchanges with for-profit operations. Consequently, our transition to for profit operations will be subject to risks, expenses and difficulties which we cannot predict and may not be capable of handling in an efficient manner.

 . Our new managers and staff may not be successful in running a for-profit entity.

     Our future success depends, in significant part, on our new chief executive officer and on his ability to utilize new and existing management and staff in the context of a for-profit corporation. Our success also depends on their ability to operate successfully an exchange and, in particular, an exchange that is transitioning to a for-profit structure. We can provide no assurance that our CEO, other members of management, and our employees, will be successful in running a for-profit entity. The new CEO may desire or need to recruit additional management or staff. We can provide no assurance that we can successfully recruit these persons.

 . Our board's role will change over a long transition period, which may delay needed operational changes.

     Our board has historically been involved actively in the day-to-day functioning of our business. This role will change as management of New CME assumes greater responsibility for operations. Management will assume greater responsibility as the size of the board is reduced; however, the reduction will not be completed until December 2001. The timing of this role transition may slow changes in operations and procedures desired by management to operate a for-profit enterprise.

 . The change in the board election process may reduce the direct influence of our members on the action of our board.

     Holders of Class B shares will elect 6 of 19 directors of New CME and will vote together with holders of Class A shares in the election of the remaining 13 directors. The voting power of the holders of the Class B shares, however, will represent only about 10% of the overall vote available to be cast for those 13 directors. Members of the Exchange will own 100% of the Class A shares following the demutualization; however, subsequent sales of Class A shares by their holders, as well as subsequent issuances and sales by New CME, will cause that percentage to fall.

 . Other changes in our operating structure may diminish the influence of members and may affect their desire to remain members, which ultimately may affect our business.

     We are currently served by a large number of member-dominated committees. Our professional staff provides support to these committees but members generally retain decision-making authority. As part of the demutualization, we will eliminate many of these committees, convert some into advisory bodies and change the membership of other committees. Management will generally make decisions designed to enhance stockholder value, which may lead to operational decisions or outcomes with which members disagree. These changes may make us less attractive to our current members and clearing members and encourage them to conduct their business at, or seek membership in, another exchange. A loss or material diminishment of member trading activity could negatively impact liquidity and trading volumes in our products. A loss or material reduction in the number of our clearing member firms and the capital they provide to guarantee their trades and the trades of their customers could diminish the strength and attractiveness of our Clearing House and our markets.

 . Our valuation of membership interests, and the assignment of relative equity values, contains an element of uncertainty.

     Our Board considered a number of factors in arriving at the relative equity values of the existing membership interests. Ultimately, the board based the assignment of those values on our prior 1987 experience with respect to the allocation of equity interest in P-M-T Limited Partnership. There are other equity allocation methods that might produce different results if applied, including prevailing market prices for membership interests, trading volumes, relative rights and other measures. The board considered these alternatives but determined that the chosen formula best accomplished a fair allocation of the equity values among the members. See the subheading "Legal Proceedings" under "Business" for information regarding claims made by several GEM members regarding the allocation of equity in the proposed demutualization.

 . The absence of a prior public market limits our ability to predict whether, and to what extent, a public market will develop in our shares.

     Currently, there are no public holders of New CME's stock and no market for that stock. Further, we have not undertaken the traditional marketing activities associated with bringing a company to the public markets, because we are not offering any shares to outside investors, and have no current plans to list our shares on a stock exchange. We do not know whether third parties will find our shares to be attractive or whether firms will be interested in making a market in our stock. Consequently, we cannot assure you that a trading market will develop or, if it develops, how strong it may be.

 . We can give no assurance that an orderly market in our common stock will develop.

     We have adopted transfer restrictions for the Class A shares, which will gradually expire over a fifteen-month period following the demutualization, in order to foster the development of an orderly market in our common stock. We cannot guarantee that these restrictions will achieve their intended purpose.

     If our stockholders sell a large number of Class A shares upon the expiration of some or all of the transfer restrictions, the market prices for our common stock could decline significantly. Additionally, the transfer restrictions that we have adopted will not restrict a sale to a single purchaser of Class A shares in conjunction with a simultaneous sale of the related Class B share, in part, to allow a clearing member firm to liquidate the full value of a member's interest in New CME if that member is in a deficit position. Any forced sales of Class A or B shares during the time in which an orderly market is being developed could negatively impact the market price for the shares.

 . The market prices for our shares may fluctuate widely and trade at prices below the recent price of the membership that the shares replace.

     The market price of Class A and B shares received by you in the demutualization may fluctuate widely. Factors causing these fluctuations will include our perceived prospects, the prospects of the financial industry and exchanges in general, differences between our actual financial and operating results and those expected by investors and analysts, and changes in analysts' recommendations or projections. In addition, changes in general economic or market conditions and broad market fluctuations may influence the market prices for our stock. As a result, Class A and B shares may trade at prices significantly below the price of the membership for which they were exchanged. The value of Class B shares is likely to be driven primarily by the perceived value, and the demand for, the related trading privileges.

 . The issuance of additional shares may dilute the market value of the shares we issue to you.

     New CME will have authorized but unissued Class A shares that may be issued at the discretion of New CME's board. If we issue a large number of Class A shares in connection with future acquisitions or otherwise, which fail to increase our overall value, your equity could be diluted and the market price of your shares could decline significantly. The board of New CME will consider the potential dilutive effects of any subsequent issuance of Class A shares in relation to the value generated or expected to be generated in connection with their issuance.

 . Decisions made by management or the board of New CME, or changes in the business or operations of New CME, may negatively impact Class B stockholders or affect Class A and B stockholders differently.

     The conversion to a stockholder owned for-profit corporation will require management to make decisions and take actions designed to maximize profits and stockholder value. While holders of Class B shares will have protections with respect to Core Rights that may limit management's decision-making authority, management will nonetheless acquire substantial decision-making responsibility compared to Existing CME. It is possible that decisions or changes which benefit the value of Class A shares will negatively impact the value of Class B shares or, conversely, that decisions or changes which benefit the value of Class B shares will negatively impact the value of Class A shares.

 . The exercise by Class B stockholders of their reserved rights could affect adversely the market price of the Class A shares.

     Class B stockholders will have the ability to preserve their trading rights through special approval rights. In addition, holders of series B-1, B-2 and B-3 shares will have the right to elect 6 of 19 directors, even though those holders only represent approximately 10% of the overall equity interest. Those directors will also participate in the nomination of additional directors and the election of a chairman. The special approval rights and, to a lesser degree, the election of directors, could be used to block changes that management desires to make to enhance stockholder value.

 . Delaware law may protect decisions of New CME's board that have a different effect on Class A and B stockholders.

     Delaware law generally provides that a board of directors owes an equal duty to all stockholders, regardless of class or series, and does not have separate or additional duties to different groups of stockholders--subject to applicable provisions set forth in a company's charter. With respect to decisions not involving the Core Rights of Class B stockholders, you may not be able to challenge decisions that have an adverse effect on the value of your Class A or B shares if our board acts in a disinterested, informed manner with respect to these decisions, in good faith and in the belief that it is acting in the best interests of our stockholders.

 . Effects of antitakeover provisions that we have inserted in the governing documents of New CME could enable the board to prevent or delay a change of control of New CME and adversely affect market value.

     We have inserted antitakeover provisions into the charter and by-laws of New CME. These provisions, along with provisions of Delaware law, could, together or separately:

  . discourage potential acquisition proposals;

  . delay or prevent a change in control; and

  . limit the price that investors might be willing to pay in the future for shares of our common stock.

  These antitakeover provisions are described under the subheading "Other Charter Provisions" under "Description of Capital Stock of New CME."

 .  Not paying dividends can have an adverse effect on the stock price.

     We do not anticipate paying dividends on our shares in the foreseeable future. This decision may affect the market price of our stock to the extent that it causes investors seeking current income in the form of dividends not to purchase our stock.

Risks Related to Our Business

 . Our decision to operate both pit-based, open outcry trading systems and electronic trading systems may adversely affect our operating costs and our markets.

     It may be expensive to continue operating two trading systems for the same product. Substantial expenses and delays may be caused by efforts to create trading links between the separate trading platforms. Any loss of efficiency or increase in time to market of new or improved products could be detrimental to our business plans in a highly competitive market. Further, if both trading methods continue, liquidity on each may be less than the liquidity on a competitive unified trading platform.

 . Our trading volumes could be adversely affected if our customers prefer conducting business on a mutual exchange.

     The success of our business depends, in part, on our ability to maintain and increase our trading volume by maintaining and expanding our product offering and our customer base. Our success also depends on our ability to offer competitive prices and services in an increasingly price sensitive business. We cannot assure you that we will be able to continue to expand our product lines, or that we will be able to retain our current customers. We also cannot assure you that we will not lose customers to low-cost competitors with comparable or potentially superior products. If we fail to expand our product line or lose current customers, our ability to realize our financial objectives will be adversely affected.

 . Our status as a for-profit enterprise may intensify competition we face from our member firms and other entities.

     As a mutual company, we provide services to our member firms without seeking a profit. With the advent of a for-profit enterprise, those firms may seek to internalize some functions that we presently perform or may to establish and use exchanges in which they have a more substantial ownership interest. A number of our member firms are substantially larger than us and have greater resources. In addition, many of our competitors and potential competitors are more established, have more financial resources and have greater marketing capabilities and technological and personnel resources. These factors may enable them to develop similar products, to provide better transaction costs and execution, and to carry out their business strategies faster. We expect that competition will increase in the future.

 . Our market data fees may be reduced or eliminated by the growth of electronic trading and electronic order entry systems.

     Electronic trading systems do not usually impose distinct charges for supplying market data to trading terminals. If we follow that business model and trading terminals with access to our markets become widely available, we can expect to lose quote fee revenue from those persons who have access to trading terminals. We may experience a reduction in our revenues if we are unable to recover that lost revenue through terminal usage fees or transaction fees.

 . The value of our skill set and assets for operating a physical exchange may be lost if futures trading migrates to electronic trading systems.

     We own and lease significant assets devoted to operating a physical, open outcry exchange. Many of those assets will have little or no residual value if futures trading migrates to an electronic trading system. Our skill at operating a complex physical exchange is also a significant asset that would be lost in that migration. The competitive advantages that we own by reason of these assets may be eroded by a transfer of trading activity to an electronic trading system. The costs associated with those leases and disposition of those assets may hurt profitability.

 . The number and quality of companies providing electronic transaction services in competition with us may increase significantly.

     Our current and prospective competitors are numerous and include securities exchanges, futures exchanges, market data and information vendors, electronic communications networks, crossing systems and similar entities, consortia of large customers and some of our clearing member firms, and interdealer brokerage firms. Two other significant U.S. futures exchanges are in the process of demutualizing, which may intensify competition for electronic transaction services.

     Securities exchanges are planning to expand into derivative transaction services. The existing option exchanges may expand their electronic transaction services. A new electronic option exchange also has been licensed by the SEC.

     We may also face competition from computer software companies, and media and technology companies. The number of businesses providing Internet-related financial services is rapidly growing, and other companies have entered into or are forming joint ventures or consortia to provide services similar to those provided by us.

 .  We may not effectively manage our growth.

     Growth in our business may place a significant strain on our management, personnel, systems and resources. We will need to continue to improve our operational and financial systems and managerial controls and procedures, and to continue to expand, train and manage our technology workforce. We will need to maintain close coordination among our technology, compliance, accounting, finance, marketing and sales organizations. We cannot assure you that we will manage this growth effectively, and failure to do so could have a material adverse effect on our business, financial condition and operating results.

 . We cannot predict our future capital needs or our ability to secure additional financing.

     We anticipate, based on management's experience and current industry trends, that our existing cash resources will be sufficient to meet our anticipated working capital and capital expenditure requirements for at least the next twelve months. However, we may need to raise additional funds to:

    . support more rapid growth;

    . develop new or enhanced services and products;

    . respond to competitive pressures;

    . acquire or develop complementary technologies; and

    . respond to unanticipated requirements.

  We cannot assure you that we will be able to obtain additional financing on acceptable terms.

 . Adverse economic and political conditions may cause declines in the global financial markets and adversely affect our operating results.

     The global financial services business is, by its nature, risky and volatile and is directly affected by many national and international factors that are beyond our control. Any one of these factors may cause a substantial decline in the U.S. and global financial services markets, resulting in reduced trading volume. These events could materially adversely affect our business. These factors include:

    . economic and political conditions in the United States and elsewhere in the world;

    . concerns over inflation and wavering institutional/consumer confidence levels;

    . the availability of cash for investment by mutual funds and other wholesale and retail investors; and

    . legislative and regulatory changes.

 . Failures in our computer and communications systems and capacity constraints could harm our reputation and our business.

     We rely and expect to continue to rely on third parties for various computer and communications systems, such as telephone companies, on-line service providers, data processors, clearance organizations and software and hardware vendors. Failures in our systems or those of our third party providers could cause:

    . unanticipated service disruptions;

    . slower response times and delays in trade execution;

    . decreased customer satisfaction;

    . incomplete or inaccurate accounting, recording or processing of trades;

    . financial losses;

    . security breaches; and

    . customer claims, litigation and regulatory sanctions.

  We cannot assure you that we will not experience system failures, outages or interruptions that negatively impact our business. Any failure that causes an interruption in service or decreases our responsiveness, including failures caused by customer error or misuse of our systems, could impair our reputation, damage our brand name and have a material adverse effect on our business, financial condition and operating results. A failure to monitor or maintain our computer systems and network services or, if necessary, to find a replacement for our technology in a timely and cost-effective manner, could affect materially and adversely our reputation, business, financial condition and operating results.

 .  We may not be able to keep up with rapid technological changes.

     To remain competitive, we need to continue to enhance and improve the responsiveness, functionality, accessibility and features of our proprietary software, network distribution systems and other technologies. The financial services and e-commerce industries are characterized by rapid technological change, changes in use and customer requirements and preferences, frequent product and service introductions embodying new technologies and the emergence of new industry standards and practices that could render our existing proprietary technology and systems obsolete. Our success will depend, in part, on our ability to:

    . develop or license leading technologies useful in our business;

    . enhance our existing services;

    . develop new services and technology that address the increasingly sophisticated and varied needs of our existing and prospective clients; and

    . respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.

  We cannot assure you that we will successfully implement new technologies or adapt our proprietary technology and transaction-processing systems to customer requirements or emerging industry standards. We cannot assure you that we will be able to respond in a timely manner to changing market conditions or customer requirements, and a failure to respond could have a material adverse effect on our business, financial condition and operating results.

 . Our financial position could be adversely impacted by a clearing member default.

     We insure contract performance for all transactions in our products. Upon acceptance of a contract, we are substituted as the counter-party to each trade and we provide a financial guarantee of performance. Each of our clearing member firms, in turn, provides a financial guarantee to our Clearing House for all transactions executed by persons trading through that clearing member. Although we maintain significant financial resources and safeguards, we cannot assure you that we will not be adversely affected by a clearing member default. A clearing member default could severely and negatively impact our reputation, business, financial condition and operating results.

 . Our existing and future revenues depend upon maintaining current volume levels in Eurodollar and S&P 500(R) futures and options contracts and in our foreign currency Exchange-for-Physicals ("EFP") market.

     Clearing fees account for approximately 70% of our total revenues. Approximately 37% of clearing fees are attributable to transactions in Eurodollar futures and options contracts, approximately 24% are attributable to transactions in S&P 500 futures and options contracts, and approximately 27% are attributable to foreign currency EFP transactions. Any significant decline in our trading volumes in these products or markets could negatively impact our business, financial condition and operating results.

 . Our prospects are subject to risks, expenses and uncertainties encountered by companies in the new and rapidly evolving market with and for electronic transaction services.

     These risks include our failure or inability to:

    . provide reliable and cost-effective services to our customers;

    . attract independent software vendors to write front-end software that effectively accesses our electronic trading and automated order-routing systems;

    . match prices or offer trade execution alternatives provided by competitors operating under more favorable regulations;

    . increase the number of devices (trading and order routing terminals) capable of sending orders to our floor and to our electronic trading system;

    . increase awareness of our brand or market positioning; and

    . respond to technological developments or service offerings by competitors.

  If we are not successful, our business or future financial condition or operating results could suffer.

 . Our marketing and strategic alliances may not generate increased trading in our electronic marketplaces.

     We have entered into strategic alliances with exchanges and clearinghouses in order to increase client access to and use of our electronic platforms. The success of these relationships will depend, in part, on the amount of increased trading in our products generated by the members and customers of these partners. These arrangements may not generate the expected increased trading volume we are seeking. In addition, these alliances may constrain our resources and limit our ability to pursue other strategic and business initiatives.

Risks Related to Regulation and Litigation

 . The existing legal framework for our industry may be modified to lower entry costs of competitors.

     The existing legal and regulatory structure of the futures industry has discouraged new entrants. A consensus is growing among legislators and regulators that the Commodity Exchange Act ("CEA") should be modified by amendment or administrative exemption to facilitate over-the-counter derivative transactions and the development of other transaction execution facilities with lesser regulatory compliance requirements and lesser levels of regulatory oversight. These facilities may be authorized to compete for our major customers and may take volume or place competitive pressure on the fees we are able to charge.

 .  We may not be able to maintain our self regulatory responsibilities.

     Some financial services regulators have publicly stated their concerns about the ability of a financial exchange, organized as a for-profit corporation, to discharge adequately its self-regulatory responsibilities. We believe our regulatory programs and capabilities contribute significantly to our brand name and reputation. Although we believe that we will retain these responsibilities, we cannot assure you that we will not be required to modify or restructure our regulatory functions in order to address these concerns. If we are required to rely on a third party to perform regulatory and oversight functions, we may incur substantial expenses and suffer severe harm to our reputation if the regulatory services are inadequate.

 . We face regulatory burdens and obstacles in securing permission from foreign regulatory and governmental authorities to allow foreign entities and individuals to access and trade on our GLOBEX2 system from foreign locations.

     The placement of GLOBEX2 terminals, and the provision of access to our GLOBEX2 system from foreign locations, typically requires permission or authorization from foreign regulatory and governmental authorities. These permissions and authorizations can be difficult and/or time-consuming to acquire. We cannot assure you that we will be successful in expanding global access to our GLOBEX2 markets. We have received permission to place GLOBEX2 terminals in the U.K., Japan and various other major world financial centers.

 . Litigation risks are significant to financial service providers such as the Exchange.

     Many aspects of our business involve substantial risks of liability. Dissatisfied customers frequently make claims regarding quality of trade execution, improperly settled trades, mismanagement or even fraud against their service providers. We may become subject to these claims as the result of failures or malfunctions of systems and services provided by us. We could incur significant legal expenses defending claims, even those without merit. Although the CEA and our Commodity Futures Trading Commission ("CFTC")-approved disclaimer and limitation of liability rules offer us some protections, an adverse resolution of any lawsuits or claims against us could have a material adverse effect on our reputation, business, financial condition and operating results.

     In addition, we may also become subject to legal proceedings and claims as a result of the demutualization transactions. See the subheading "Legal Proceedings" under "Business" for information regarding claims made by several GEM members regarding the allocation of equity in the proposed demutualization.

 . Any infringement by us on patent rights of others could result in litigation and could affect our operations.

     Our competitors as well as other companies and individuals may obtain, and may be expected to obtain in the future, patents that concern products or services related to the types of products and services we offer or plan to offer. We cannot assure you that we are or will be aware of all patents containing claims that may pose a risk of infringement by our products and services. In general, if one or more of our products or services were to infringe patents held by others, we may be required to stop developing or marketing the products or services, to obtain licenses to develop and market the services from the holders of the patents or to redesign the products or services in such a way as to avoid infringing on the patent claims. If we were unable to obtain such licenses, we may not be able to redesign our products or services to avoid infringement, which could materially adversely affect our business, financial condition and operating results.

 .  Employee or member misconduct could harm us and is difficult to detect.

     There have been a number of highly publicized cases involving fraud or other misconduct by employees in the financial services industry in recent years, and we run the risk that employee misconduct could occur. Misconduct by employees could include concealing from us unauthorized or unsuccessful activities. In either case, this type of conduct could result in unknown and unmanaged risks or losses. Similarly, we run the risk that members and other persons who use our markets will engage in fraud or other misconduct, which could result in regulatory sanctions and serious reputational harm. It is not always possible to deter misconduct, and the precautions we take to prevent and detect this activity may not be effective in all cases.

                     INFORMATION REGARDING SPECIAL MEETING

Persons Making the Solicitation

   The proxy solicitation represented by this document is being made on behalf of the board of directors of the Exchange.

Time and Place of Special Meeting

   The special meeting will be held on           , May   , 2000 at       p.m.,
Central Standard Time, at 30 South Wacker Drive, Chicago, Illinois 60606.

Eligibility to Vote

   You are eligible to vote at the special meeting only if you owned a
membership in the Exchange at the close of business on April   , 2000, which is
the record date for the special meeting.

Available Votes; Quorum Required for Meeting

   On the record date for the special meeting, we had 625 CME memberships, 813 IMM memberships, 1,287 IOM memberships, 253 GEM memberships and 2,140 GEM fractional memberships. Under our rules, CME members will have six votes for each CME membership owned, IMM members will have two votes for each IMM membership owned, IOM members will have one vote for each IOM membership owned, GEM members will have one-sixth vote for each full GEM membership owned, and owners of GEM fractional membership interests will have one-sixtieth vote for each GEM fractional membership interest owned. The presence in person or by proxy of 250 members shall constitute a quorum for the consideration of the proposal at the meeting. For the purpose of determining the presence of a quorum, each member who is present in person or by proxy is counted only once regardless of the number of membership interests that he or she holds.

Manner of Voting

   You may vote on the demutualization proposal by attending, in person or by proxy, the special meeting and registering your vote. You may also complete the enclosed proxy to register your vote on the proposal. You may revoke your proxy at any time before it is voted at the meeting. You may revoke it in any of three ways:

  . By sending written notice to Ms. Ann Cresce, Acting Director, CME
    Membership Department, 30 South Wacker Drive, Chicago, Illinois 60606;

  . By signing a later dated proxy; or

  . By attending the meeting and voting in person.

   Attendance at the meeting will not automatically revoke your proxy. All membership interests represented by properly executed and unrevoked proxies received in the accompanying form in time for the meeting will be voted at the meeting or at any adjournment of the meeting.

   You may vote for, against or abstain on the demutualization proposal, although an abstention has the legal effect of voting against the proposal. To vote using the enclosed proxy, you should indicate your vote on the demutualization proposal by checking FOR, AGAINST or ABSTAIN. A proxy received without an indication of the manner in which it is to be voted will be voted FOR approval of the demutualization proposal. A proxy which has more than one box marked will not be valid and will not be regarded as a vote cast. You must sign and date your proxy, and return it in the postage-paid envelope enclosed with this mailing. You can also mail or deliver your completed proxy to Ms. Ann Cresce, Acting Director, CME Membership Department, 30 South Wacker Drive, Chicago, Illinois 60606. Your proxy must be received prior to the start of the meeting in order to be counted.

   To obtain a replacement proxy, please call Ms. Ann Cresce, Acting Director, CME Membership Department, at (312) 930-3488, between the hours of 7:00 a.m. and 5:00 p.m., Central Standard Time.

Required Vote

   The proposal will require the affirmative vote of at least two-thirds of the votes present and voted either in person or by proxy for approval.

   Directors and officers of the Exchange hold memberships entitling them to cast an aggregate of 143.63 votes on the proposal, representing 2.13% of the total membership votes that may be cast.

Board Recommendation

   Your board unanimously recommends that you vote FOR the demutualization.

Methods of Solicitation of Proxies; Costs

   The cost of soliciting proxies will be borne by the Exchange. In addition to solicitation by mail, our directors, officers and employees may solicit proxies in person or by telephone.

                            DEMUTUALIZATION PROPOSAL

   Your board of directors unanimously believes that it is in the best interests of the Exchange and its members to change its corporate structure from a member-owned not-for-profit corporation to a stockholder-owned for-profit corporation.

   This belief is founded on the results of a year-long process in which demutualization was examined. Last year, the board adopted a five-point plan to improve the operation of the Exchange--including an element regarding demutualization. Since that time, the Strategic Planning Committee of the board has studied the structure of possible transactions to effect the conversion to a for-profit corporation and considered a number of the issues posed by those transactions. Based upon those studies and considerations, the Strategic Planning Committee developed and recommended to the board a plan to effect the demutualization. This plan was then unanimously approved by the board.

   It is intended that the demutualization transaction will not have any adverse federal income tax consequences to our members. We have applied for a ruling from the Internal Revenue Service to confirm these intentions, and the completion of the demutualization transaction is conditioned, among other conditions, upon the receipt of this ruling. No gain or loss will be recognized by the Exchange for Federal income tax purposes as a result of the demutualization.

Reasons for Demutualization

   The financial and risk management markets in which we operate are experiencing significant and rapid changes. These changes are largely due to advances in technology, a relaxation of regulatory barriers and resultant cost efficiencies. Computer and telecommunications systems today can efficiently and economically bring buyers and sellers together in ways that present new challenges to the traditional exchange model of centralized physical auction markets. The Internet and proprietary networks are changing investor behavior and revolutionizing how investors interface with financial markets. Other technological innovations are reducing the costs and barriers to entry for alternative exchange-type systems.

   The traditional exchange model is undergoing a significant transformation with the emergence of electronic trading technologies. Technological innovations and reduced regulatory burdens in the global financial markets have lowered barriers to entry, have created new competitors, and are encouraging traditional exchanges to modernize their operations. In order to achieve the necessary economies of scale and remain competitive in a low-price/high-volume environment, consolidation among exchanges and financial intermediaries is likely to continue. With respect to exchanges, large market users are expected to continue to seek more efficient trading, processing and clearing facilities. Although these users currently justify membership in multiple exchanges and clearing organizations, they are likely to concentrate their business activity in those exchanges and clearing organizations that offer standardized systems, a full spectrum of financial products that can be traded and cleared through a single entity, and low operating costs and capital efficiencies for member intermediaries.

   Notwithstanding these changes and increased competitive activity, the board believes that Existing CME is well-positioned in today's marketplace to preserve and enhance our position. The board also believes, however, that we will be better able to respond to this competition if we are reorganized as a commercially-operated enterprise with a true oversight board and a team of professional business managers. These managers will leverage the substantial existing assets and strengths of Existing CME into new business strategies designed to maximize stockholder returns.

   Objectives of Demutualization. We have identified five major objectives to be achieved by demutualization:

  . Improved Governance and Managerial Structure

     The traditional distinctions between our activities and the activities of our members and clearing members are becoming increasingly blurred. On the one hand, members and clearing members decide our affairs; while on the other hand, some of them compete directly with us by developing off-exchange products and business and by joining alternative market initiatives. Our board believes that demutualization will enable management to reduce the impact of these conflicts and to increase our enterprise value for the benefit of our equity owners.

     Increasingly, our competitors are for-profit companies operating with a singular purpose to maximize stockholder value. Our board believes that demutualization will create a governance and management structure that is more agile and swift in its ability to respond to competition. Management of the demutualized entity will be free to make decisions regarding listing contracts electronically if they will be more successful in that forum, changing clearing and transaction fees when appropriate, or expanding our existing product and service offerings.

  . Improved Financial Decision-Making Model

     Our board believes that changing to a for-profit model will result in improved financial decision-making to enhance stockholder value. For example, management of the demutualized entity will judge investments and expenditures on, among other reasons, the basis of stockholder return. Commercial decision-making will diminish political member influences. Commercial pricing of services and a profit-making objective will ensure that resources are allocated to those business initiatives and ventures that enhance, or have the potential to enhance, stockholder value. Our ability to obtain financing at favorable rates will depend on whether lenders believe we are investing prudently.

  . Create a Catalyst for Pursuing New Business Strategies

     Continuing financial innovation and demand for new risk management and derivative products are fueling global growth in exchange-traded and over-the-counter products. To capitalize on this potential, we may need to attract outside investment, further expand our current technology platforms, and broaden our product and service offerings.

  . Unlock Members' Equity Values

     Our owners are a heterogeneous group with different economic interests. During the last several years, and prior to the recent increases in seat prices and lease rates, many of our retired owners experienced substantial declines in their seat values and, hence, income from leasing. These owners are generally less interested in member opportunity on the floor and more interested in maintaining their asset values and deriving income from their assets. In this sense, many of these owners already have begun to look more like traditional stockholders than exchange members. Demutualization will unlock the equity value in a membership and allow our management to provide stockholder returns to these members.

     Many of our members are interested in selling only a portion of their interest in the Exchange. Under the existing structure, these members have been unable to do so because they cannot sell less than an entire membership or seat. Demutualization will allow members to sell only a portion of their interest in New CME (i.e., all of their Class B shares or all or a portion of their Class A shares).

  . Provide a Signal and a Currency for Working with Strategic Partners

     Our board believes that technology firms, as well as firms interested in acquiring an equity stake in us, will have a strong preference for working with a demutualized corporation, rather than a member-owned mutual organization. The board believes that we will benefit from entering into strategic alliances with partners or investors who can provide technology and capital resources. Demutualization and conversion of memberships into shares will create a valuable currency for working with these partners, facilitating our ability to enter into these transactions in the future.

   Factors Considered in Arriving at Allocation Methodology. The board approved the allocation of equity, as represented by the Class A shares and the equity component or Class A equivalence of the Class B shares, in connection with its approval of the demutualization. This approval was based upon the recommendation delivered by the Strategic Planning Committee as well as the board's own consideration of possible allocation scenarios.

   Both the Strategic Planning Committee and the board considered various allocation methods in arriving at their decision. In these considerations, the directors took into account historical membership prices, trading volume and open interest information regarding products traded by the membership divisions, and relative contributions by the membership divisions. The board believed that setting an allocation based entirely on seat prices was not entirely fair inasmuch as those prices reflected the value of trading rights which were being captured, at least to some degree, in the Class B shares. Other factors, including trading volume, governance and relative voting power, did not necessarily reflect the relative contribution that the various membership divisions had made, or could in the future make, to the Exchange. Ultimately, the board found the mechanism for the allocation of equity in the P-M-T Limited Partnership, followed in 1987 in connection with the organization of that partnership, to be a useful precedent to the allocation of equity in the demutualization.

Description of Demutualization Transaction

   The proposed demutualization transaction will be effected through a two-step merger which is illustrated below:


   Chicago             1             CME              2            Chicago
  Mercantile           f          Transitory          f           Mercantile
   Exchange          Merger          Co.            Merger         Exchange
  (Illinois                       (Delaware                          Inc.
   not-for-                        nonstock                       (Delaware
    profit                       corporation)                       stock
 corporation)                                                    corporation)




Membership Interests   Membership Interests                  Five classes of
   for Membership       for five classes of                   common stock
      Interests            common stock           3          converted into
                                                  f         series of Class B
                                                           shares and, in the
                                                          case of CME, IMM and
                                                          IOM members, Class A
                                                                 shares
                                           Recapitalization


   First Step: Illinois to Delaware. In the first step, Existing CME will merge with and into a recently formed, membership Delaware nonstock corporation for the purpose of reincorporating us in Delaware. No substantive change will occur in the members' current rights as a result of the merger, except for changes that result from being incorporated as a membership corporation in Delaware as opposed to in Illinois. Under Illinois law, an Illinois not-for-profit corporation cannot merge directly into a for-profit corporation; however, a merger with a Delaware not-for-profit corporation is permissible.

   This merger will be effected under an agreement and plan of merger between Existing CME and the nonstock corporation, which is named "CME Transitory Co." Under this merger agreement, each membership interest in Existing CME will be converted into an equivalent membership interest in CME Transitory Co. The completion of the merger is subject to several conditions, which are described below under "Conditions to Effectiveness." A copy of the merger agreement is attached to this document as Exhibit B.

   CME Transitory Co. was formed by the Exchange for the sole purpose of effecting the demutualization transaction. It has no present assets or any business operations, other than activities associated with preparing for the demutualization transaction. Existing CME is its sole present member, and that membership interest will be cancelled upon the effectiveness of the merger. Your board of directors has approved this first step merger. CME Transitory Co.'s board of directors and Existing CME, as its sole member, have also approved this merger.

   The merger agreement grants the board the authority to amend its provisions as long as those changes do not materially and adversely affect the members. We do not expect to use this authority; however, it may be used if minor changes are required as a condition to receiving a favorable ruling from the Internal Revenue Service.

   Second Step: Delaware Nonstock to Delaware Stock Corporation. In the second step, CME Transitory Co. will merge with and into a recently formed, for-profit Delaware stock corporation. There will be changes in the rights of members as a result of this merger and the third step recapitalization, which are described below under the subheading "Differences in Ownership Rights."

   This merger will be effected under an agreement and plan of merger between CME Transitory Co. and New CME. Under this merger agreement, the membership interests in CME Transitory Co. will be converted into shares of five classes of common stock of New CME. This merger is conditioned upon the completion of the first step merger of our existing corporation into CME Transitory Co. A copy of this merger agreement is filed as an exhibit to the registration statement that we filed with the SEC.

   New CME was formed by Existing CME solely for the purpose of effecting the demutualization transaction. It has no present assets or any business operations, other than activities associated with preparing for the demutualization transaction. CME Transitory Co. is its sole present stockholder, and that stock interest will be cancelled upon the effectiveness of the merger. CME Transitory Co.'s board of directors and Existing CME, as its sole member, have approved this second step merger. New CME's board of directors and CME Transitory Co., as its sole stockholder, have also approved this merger.

   The merger agreement grants the board the authority to amend its provisions as long as those changes do not materially and adversely affect the members. We do not expect to use this authority; however, it may be used if minor changes are required as a condition to receiving a favorable ruling from the Internal Revenue Service.

   Third Step: Recapitalization of Stock of Delaware Stock Corporation. In the third and final step, the shares of stock issued in the second step merger will be converted into shares of Class A and Class B common stock. As noted, there will be changes in the rights of members as a result of the second step merger and this recapitalization, which are described below under the subheading "Differences in Ownership Rights."

   This recapitalization will be effected pursuant to a plan of recapitalization adopted by the board of New CME. Under this plan, the shares of common stock issued in the second step merger will be converted into shares of Class A and Class B common stock as described in the following section. This recapitalization is conditioned upon the completion of the second step merger of CME Transitory Co. into New CME. A copy of the plan of recapitalization is filed as an exhibit to the registration statement that we filed with the SEC.

   The plan of recapitalization grants the board the authority to amend its provisions as long as those changes do not materially and adversely affect the members. We do not expect to use this authority; however, it may be used if minor changes are required as a condition to receiving a favorable ruling from the Internal Revenue Service.

Conversion of Membership Interests into Shares

   As a result of the consummation of the transactions described above, membership interests in Existing CME will be converted into shares of the capital stock of New CME. Specifically, each membership interest in Existing CME will be converted into shares of a series of Class B common stock and, in the cases of the CME, IMM and IOM membership interests, shares of Class A common stock, as indicated below:

                                                            Number of Shares to
                                                              Be Received Per
                                                            Membership Interest
                                                               (or Fraction)
                                                            --------------------
                                                                      Class B
                                                            Class     Shares
                                                              A    -------------
      Membership Division                                   Shares Number Series
      -------------------                                   ------ ------ ------
      CME.................................................. 16,200    1    B-1
      IMM.................................................. 10,800    1    B-2
      IOM..................................................  5,400    1    B-3
      GEM..................................................           1    B-4
      GEM Fractions........................................           1    B-5

   The principal purpose of the Class B shares is to confer the trading privileges associated with the membership interests in Existing CME. Those shares will also have traditional equity rights. The Class A shares will represent solely equity rights. A description of the rights of the various series of Class B shares and the Class A shares is set forth below under "Description of Capital Stock of New CME."

   The following tables illustrate the relative equity that will be received by an Exchange member in respect of each membership division in the demutualization. As discussed below, several series of Class B shares will have the right to elect one or more members of the board, and all of the Class B shares have the right to vote, as a single class or group, on changes to Core Rights. These special voting rights are not illustrated in the following tables.

                       Distribution to Individual Members

                                                                        Total
                                                                      Equity per
                                                          Equivalent  Membership
                                                            Class A   (expressed
                                                            Shares        in
                                            Class  Class  Represented equivalent
                                              A      B    by Class B   Class A
Membership Division                         Shares Series   Shares     shares)
-------------------                         ------ ------ ----------- ----------
CME........................................ 16,200  B-1      1,800      18,000
IMM........................................ 10,800  B-2      1,200      12,000
IOM........................................  5,400  B-3        600       6,000
GEM........................................         B-4        100         100
GEM Fractions..............................         B-5         10          10

             Distribution of Relative Equity by Membership Division

                                                                     Total
                                                       Equivalent    Equity
                                                         Class A   (expressed
                                                         Shares        in     Percentage
                                                Class  Represented equivalent  of Equity
                          Number of   Class A     B    by Class B   Class A   Distributed
Membership Division      Memberships   Shares   Series   Shares     shares)   to Members
-------------------      ----------- ---------- ------ ----------- ---------- -----------
CME.....................      625    10,125,000  B-1    1,125,000  11,250,000    39.1%
IMM.....................      813     8,780,400  B-2      975,600   9,756,000    33.9
IOM.....................    1,287     6,949,800  B-3      772,200   7,722,000    26.8
GEM*....................      253                B-4       25,300      25,300     0.1
GEM Fractions*..........    2,140                B-5       21,400      21,400     0.1
                            -----    ----------         ---------  ----------    ----
Total...................    5,118    25,855,200         2,919,500  28,774,700     100%
                            =====    ==========         =========  ==========    ====

--------
* Based on full and fractional GEM memberships as of December 31, 1999. The conversion of additional GEM fractions into full GEM membership interests prior to the effectiveness of the demutualization will reduce the number of series B-5 shares issued and increase the number of series B-4 shares actually issued.

Rights of Class B Common Stock

   Each series of Class B shares will carry traditional equity rights and also will confer the trading rights of the associated membership division. Holders of shares of each series of Class B common stock will have special voting rights, consisting of the right (of B-1, B-2 and B-3 stockholders) to elect a total of six members of the board of directors of New CME and the right to approve actions that affect Core Rights. Holders of Class B shares will also have the right to vote with holders of Class A shares in the election of the remaining members of the board of directors of New CME, as well as on other matters for which a vote of stockholders is required. These concepts are explained below under the subheading "Description of Additional Provisions of Class B Common Stock" under "Description of Capital Stock of New CME."

Election of Board of Directors

   Board Size. The size of our board, and the manner in which directors are elected, will be changed in the demutualization. Initially, New CME's board will consist of 39 directors; and the existing directors of the Exchange will continue as directors of New CME. The size of New CME's board will be reduced in two steps: first by nine members at the December 2000 annual meeting of stockholders; and second by eleven members at the December 2001 annual meeting of stockholders. These reductions will be effected by electing fewer directors that the number of directors whose terms expire.

   Board Selection. We also have changed the manner in which directors will be elected to the board. Under New CME's charter and by-laws, members of the board will be nominated and elected as follows:

    Number of
    Directors           Candidates Nominated By                Directors Elected By
    ---------           -----------------------                --------------------
       13       Board Nominating Committee, elected      Holders of Class A and B shares,
                by the board                             voting together

        3       Series B-1 Nominating Committee, elected Holders of series B-1 shares by holders of series B-1 shares

        2       Series B-2 Nominating Committee, elected Holders of series B-2 shares by holders of series B-2 shares

        1       Series B-3 Nominating Committee, elected Holders of series B-3 shares by holders of series B-3 shares

   All directors will serve for two-year terms. Terms have been staggered so that approximately one-half of the directors will be elected each year. The following table indicates the number of directors to be elected at the annual stockholders meeting each year, and who has the right to vote on their election:

                                    Number of Directors to be Elected
                                     At Annual Stockholders Meeting
                                    ---------------------------------------
                                       Even Years             Odd Years
                                       (Starting              (Starting
      Directors To Be Elected By     December 2000)         December 2001)
      --------------------------    ----------------       ----------------
      Holders of Class A and Class
       B shares, voting together..                      6                      7
      Holders of series B-1
       shares.....................                      1                      2
      Holders of series B-2
       shares.....................                      1                      1
      Holders of series B-3
       shares.....................                      1
          Total...................                      9                     10

   Board Nominations. A nominating committee, composed of members of New CME's board, will nominate the slate of candidates for the thirteen directors to be elected by the holders of the Class A and Class B shares, voting together. This committee will be responsible for assessing the qualifications of candidates as well as ensuring that regulatory requirements with respect to the composition of New CME's board are met. Candidates nominated by this committee could include New CME's President and CEO, other executive staff members, representatives from the futures commission merchants community, and public directors from outside the industry as required by regulations of the CFTC.

   Consistent with our current practice, the series B-1, B-2 and B-3 holders will have the right to elect members of nominating committees for their respective series, which would be responsible for nominating candidates for election by their series. Each committee will be responsible for assessing the qualifications of candidates to serve as directors to be elected by that series. In accordance with our current practice, New CME's charter requires that director-candidates for election by a series of Class B shares own, or be recognized under its rules as a permitted transferee (other than temporary lease-type transfers) of, at least one share of that series. For purposes of the elections to be held in December 2000, the members of the series B-1, B-2 and B-3 nominating committees will be the members of the present corresponding CME, IMM and IOM nominating committees of Existing CME.

Differences in Ownership Rights

   The demutualization will cause changes in your ownership rights. Some of these differences arise from differences that exist between the corporate law governing Illinois not-for-profit corporations and Delaware stock corporations. The remainder of the differences result from changes that we have made in drafting the charter and by-laws for New CME. These differences are described in the following table:


  New CME            Existing CME
  -------            ------------
Dividends              Stockholders may receive      Members are not allowed to
                       dividend distributions        receive dividends based on
                       based on current or           earnings.
                       accumulated earnings.

Authorized Capital     Charter authorizes issuance   Charter and by-laws
                       of up to (i) 100,000,000      authorize the issuance of
                       shares of Class A common      (i) 625 CME memberships,
                       stock, (ii) 5,332 shares of   (ii) 813 IMM memberships,
                       Class B common stock in       (iii) 1,287 IOM memberships
                       five series and (iii)         and (iv) 467 GEM
                       10,000,000 shares of          memberships.
                       preferred stock.

Transfer Restrictions  Class B share transfers       Membership transfers are
                       will not be subject to        subject to compliance with
                       restrictions; although        rules, which require
                       exercise of the associated    purchasers of membership
                       trading privileges will be    interests to apply for
                       subject to the eligibility    membership. Applicants must
                       requirements that presently   be adults of good moral
                       apply to the exercise of      character, reputation and
                       those trading privileges.     business integrity, and
                                                     have adequate financial
                                                     resources and credit.

                       Class A share transfers
                       will be subject to
                       restrictions during the
                       first 15 months following
                       the demutualization. The
                       charter grants authority to
                       the board to remove some or
                       all of the Class A share
                       transfer restrictions. See
                       "Transfer Restrictions"
                       under "Description of
                       Capital Stock of New CME."


  New CME            Existing CME
  -------            ------------
Voting:

 Directors           Holders of Class B shares
                     will have the right to        Members have the right to
                     elect an aggregate of 6       elect an aggregate of 25
                     directors as follows:         directors as follows:


                              Membership                             Number of
                               Division                              Directors
                              ----------                             ---------
                               CME                                      12
                               IMM                                       8
                               IOM                                       4
                               GEM                                       1

                                        Associated
                                        Membership                                     Number of
             Series                      Division                                      Directors
             ------                     ----------                                     ---------
             B-1                           CME                                            3
             B-2                           IMM                                            2
             B-3                           IOM                                            1


                     Class B stockholders in       Members in a division have
                     each series entitled to       the right to elect
                     elect a director will have    individuals to a nominating
                     the right to elect            committee, which slates
                     individuals to a nominating   candidates for election by
                     committee, which slates       members of that division.
                     candidates for election by
                     stockholders of that
                     series.

                                                   The Chairman is empowered
                                                   to appoint up to 12
                                                   directors, who must be
                                                   approved by the board.

                     Holders of Class A and B
                     shares will have the right
                     to vote in the election of
                     the remaining 13 directors,
                     who will be nominated by
                     the Nominating Committee of
                     the board of New CME.

 Rule Changes        Charter and by-laws do not    Members have the right, in
                     pick-up the "referendum"      what is called a
                     process. Class B              "referendum," to initiate
                     stockholders will be given    rule changes, including
                     the right under the charter   adopting new rules and
                     to approve changes to (i)     amending or repealing
                     products permitted to be      existing rules of the
                     traded by each series, (ii)   Exchange. If the board does
                     floor access rights and       not approve a member-
                     privileges, including         initiated proposal, members
                     commitment to maintain open   have the right, in essence,
                     outcry trading, (iii) the     to override that action by
                     authorized and issued         vote--provided at least
                     shares of each series and     one-half of the votes
                     (iv) eligibility to hold      eligible to be cast on the
                     shares of a series. Voting    matter are cast and it is
                     will be on a weighted         approved by a majority of
                     basis, with series B-1        the votes cast. Weighted
                     holders (CME) having 6        voting by membership
                     votes per share, series B-2   division is required on
                     holders (IMM) having 2        matters related to voting,
                     votes per share, series B-3   board or executive
                     holders (IOM) having 1 vote   committee representation,
                     per share, series B-4         trading rights, rights upon
                     holders (GEM) having 1/6th    dissolution or any other
                     vote per share, and series    issue for which the board
                     B-5 holders (GEM fractions)   determines weighted voting
                     having 1/60th vote per        to be appropriate. Under
                     share. See "Description of    weighted voting, CME
                     Additional Provisions of      members have 6 votes per
                     Class B Common Stock" under   membership, IMM members
                     "Description of Capital       have 2 votes per
                     Stock of New CME."            membership, IOM members
                                                   have 1 vote per membership,
                                                   GEM members have 1/6th vote
                                                   per membership, and holders
                                                   of GEM fractions have
                                                   1/60th vote per faction.

  New CME Existing CME
  ------- ------------

 Extraordinary Transactions
                     Approval of a majority of     Approval of two-thirds of
                     the outstanding shares will   votes present and voting is
                     be required to authorize      required to authorize
                     charter amendments,           charter amendments,
                     mergers, sales of all of      mergers, sales of all of
                     the corporate assets or a     the corporate assets or a
                     dissolution.                  dissolution.

 Class/Series Voting Holders of a class or         No comparable statutory
                     series of stock will have     provision.
                     the right by statute to
                     vote as a separate class or
                     series on charter
                     amendments that would
                     adversely affect their
                     rights granted by the
                     charter.

Dissenters' Rights   In transactions involving a   No dissenters' rights.
                     merger or sale of all of
                     the assets, stockholders
                     will have the right to
                     dissent and, by following a
                     statutory procedure,
                     receive a cash payment
                     equal to the appraised fair
                     value of their shares.

Liquidation Rights   Liquidating distributions     Liquidating distributions
                     will be made to               are based on aggregate
                     stockholders based on the     amounts originally paid-in
                     number of Class A shares      for memberships.
                     they hold or are considered
                     to hold. The charter treats
                     each series of Class B
                     shares as representing a
                     specified number of Class A
                     shares. See "Description of
                     Common Stock" under
                     "Description of Capital
                     Stock of New CME."

Board of Directors   19 members (after December    39 members.
                     2001).

Ability to Limit     Allowed. Charter will         Not allowed.
Personal             contain provision adopting
Liability of         the maximum permitted
Directors            limitation.

Antitakeover Provisions
                     Charter will contain          None
                     antitakeover provisions.
                     See "Other Charter
                     Provisions" under
                     "Description of Capital
                     Stock of New CME."

Required Regulatory Approvals

   Many of the terms of the demutualization transaction relating to board composition and elections, membership privileges and voting rights, and trading rights and access, will either require new rules or amendments to existing rules, or will be required to comply with provisions of the Commodity Exchange Act or the regulations issued by the CFTC. We intend to make any necessary submissions to the CFTC prior to the special meeting of members.

   In addition, the registration statement that New CME filed with the SEC, which contains this document, must be declared effective by the SEC.

Amendment or Termination

   Our board may amend any of the terms of the first step merger agreement at any time before or after its approval by our members, but not after the time that the merger of the Exchange into CME Transitory Co. has been effected. No amendment may, in the sole judgment of the board, materially and adversely affect the rights of our members. The second step merger agreement and the third step recapitalization agreement may be similarly amended.

   The merger agreements may be terminated, and the demutualization transaction abandoned, at any time before or after our members have approved the demutualization transaction, by action of our board if it determines that consummation of the transactions provided for in the merger agreements would, for any reason, be inadvisable or not in the best interests of the Exchange or its members. However, the board may not terminate the second step merger agreement between CME Transitory Co. and New CME or the third step recapitalization agreement unless the first step merger agreement between the Exchange and CME Transitory Co. is also terminated.

Conditions to Effectiveness of the Demutualization Transactions

   Consummation of the first step merger of Existing CME into CME Transitory Co. is subject to the following principal conditions:

  . Approval of the demutualization transaction by our members

   The first step merger must be approved by our members by the affirmative vote of at least two-thirds of the votes present and voted, either in person or by proxy.

  . The Class A limited partners in P-M-T Limited Partnership shall have approved the sale of all of the assets and business of that partnership to New CME

   An offer by New CME to purchase all of the assets and business of P-M-T Limited Partnership for cash shall have been approved by the holders of two-thirds of the 4,786 outstanding P-M-T Class A limited partnership units, excluding the 321 units held by the Exchange. The purchase will be consummated concurrently with the consummation of the demutualization transaction.

  . Receipt of a favorable ruling from the Internal Revenue Service

   We have asked the Internal Revenue Service to confirm that our proposed demutualization transaction will not cause our members to recognize a gain or loss upon the conversion of their membership interests into Class A and Class B shares. We filed the ruling request on December 30, 1999. We do not expect to receive that ruling until after the special meeting.

  . Receipt of regulatory approvals

   We will need to receive the approval of the CFTC to rule changes that we need to make to recognize the change in our structure that will occur as a part of the demutualization. These changes relate to the fact that our existing rules will be reflected in New CME's charter, by-laws and rules and that membership interests will be represented by shares of stock.

Effectiveness of the Demutualization Transactions

   After the conditions described above have been satisfied, we will cause the necessary documents to be filed with the Secretaries of State of Illinois and Delaware in order to effect the first step merger of the Exchange into CME Transitory Co., whereupon it will become effective. Promptly following that effectiveness, we will cause the necessary documents to be filed with the Delaware Secretary of State in order to cause the merger of CME Transitory Co. into New CME, whereupon it will become effective. Finally, we will cause an amendment to the charter of New CME to be filed with the Delaware Secretary of State in order to effect the recapitalization. Upon the effectiveness of that filing, the demutualization will have been effected and you will hold shares of New CME.

Federal Income Tax Consequences

   The following is a summary of Sidley & Austin's opinion filed as an exhibit to the Registration Statement of which this document is a part. In the opinion of Sidley & Austin, this summary of the tax consequences of the demutualization transactions is materially correct assuming that those transactions occur substantially as described in this document.

   The demutualization transactions will have the following federal income tax consequences to the members and the Exchange:

  . No gain or loss will be recognized by a member on the conversion, through the three-step demutualization, of his or her membership interest in the Exchange into Class A common stock and Class B common stock or Class B common stock only.

  . The aggregate basis of the shares of New CME received by a member in conversion of a membership interest will equal the basis of the membership interest. In the case of a member who receives both Class A common stock and Class B common stock, that basis will be allocated in proportion to the fair market value of each on the date of the mergers.

  . The holding period of the Class A common stock and Class B common stock received by a member in conversion of a membership interest will include the period for which the membership interest has been held, provided that the membership interest is held as a capital asset on the date of the conversion.

  . The Exchange will not recognize any gain or loss as a result of the transfer of its assets to New CME and the assumption by New CME of the liabilities of the Exchange.

   It is a condition to the closing of the demutualization transactions that we receive a private letter ruling from the Internal Revenue Service generally to the effect that the demutualization transactions will have the foregoing effects. An opinion of counsel does not satisfy this condition. We filed a request for that ruling with the Internal Revenue Service on December 30, 1999. Because of the novelty of the demutualization transactions, it is unclear at this time whether the Internal Revenue Service will issue a favorable ruling or, if the Internal Revenue Service is willing to issue a ruling, when the ruling will be received. Any such ruling would generally be binding on the Internal Revenue Service. Although an Internal Revenue Service ruling can be revoked or modified retroactively under some extraordinary circumstances, we are not aware of any such circumstances that would cause the Internal Revenue Service to revoke or modify any such ruling with respect to the demutualization transactions.

   Because of the complexity of the tax laws, and because the tax consequences of the demutualization to you may be affected by matters not discussed in this section, you are urged to consult your own tax advisor with respect to your own particular circumstances and with respect to the specific tax consequences of the demutualization to you, including the applicability and effect of state, local and foreign tax laws and any proposed changes in applicable tax laws.

                         UNAUDITED PRO FORMA CONDENSED
                       CONSOLIDATED FINANCIAL STATEMENTS

   The following unaudited pro forma condensed consolidated financial statements give effect to (i) the proposed acquisition of the limited partners' interest in P-M-T Limited Partnership and (ii) the issuance of 25,855,200 shares of Class A common stock and 5,118 shares of Class B common stock in connection with the proposed demutualization and conversion of membership interests as described elsewhere in this document as if they had occurred as of December 31, 1999, for purposes of the unaudited pro forma consolidated balance sheet, and as of the beginning of the year for purposes of the unaudited pro forma consolidated statement of income for the year ended December 31, 1999.

   The unaudited pro forma information reflects the acquisition of the limited partners' interest in P-M-T Limited Partnership through a cash payment equal to the carrying value of the limited partners' interest, which amounted to $3,018,000 at December 31, 1999. This acquisition will be effected through the purchase of the assets and business of P-M-T Limited Partnership at fair market value on the date of the transaction. Because the purchase price, market value and carrying value are approximately the same, there will be no goodwill or other purchase accounting adjustments resulting from this transaction. P-M-T Limited Partnership, for which the Exchange has acted as the sole general partner since its inception, will be liquidated, with proceeds distributed to its partners, after the proposed transaction has been completed. As of December 31, 1999, there were 4,786 Class A limited partnership units and 90 Class B limited partnership units outstanding in P-M-T. As of that date, the Exchange held 321 Class A units and 34 Class B units, representing 6.7% and 37.7%, respectively, of the outstanding units of those classes.

   The unaudited pro forma information also reflects the issuance of 25,855,200 Class A shares and 5,118 Class B shares in exchange for previously existing membership interests. No cash will be paid or received. The Class B shares are considered the equivalent of 2,919,500 Class A shares for purposes of calculating pro forma earnings per share.

   The unaudited pro forma condensed consolidated financial statements are based on available information and on assumptions management believes are reasonable and that reflect the effects of the transactions described above. These unaudited pro forma condensed consolidated financial statements are provided for informational purposes only and should not be construed to be indicative of the Exchange's consolidated financial position or results of operations had these transactions been consummated on the dates assumed and do not in any way represent a projection or forecast of the Exchange's consolidated financial position or results of operations for any future date or period. The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements of the Exchange, together with the related notes and report of independent public accountants, and with the information set forth under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

                          CHICAGO MERCANTILE EXCHANGE

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                               December 31, 1999

                                                            Pro Forma After
                                                        -----------------------
                                                        Acquisition Issuance of
                                                        of Interest Class A and
                   ASSETS                    Historical  in P-M-T    B Shares
                   ------                    ---------- ----------- -----------
                                                   (dollars in thousands)
Current assets:
  Cash and cash equivalents.................  $ 14,249   $ 11,231    $ 11,231
  Investments...............................    60,156     60,156      60,156
  Accounts receivable and prepaid expenses..    29,189     29,189      29,189
  Cash performance bonds and security
   deposits.................................    73,134     73,134      73,134
                                              --------   --------    --------
    Total current assets....................   176,728    173,710     173,710
Property, net of accumulated depreciation
 and amortization...........................    93,531     93,531      93,531
Other assets................................    31,444     31,444      31,444
                                              --------   --------    --------
    Total Assets............................  $301,703   $298,685    $298,685
                                              ========   ========    ========
           LIABILITIES AND EQUITY
           ----------------------
Current liabilities:
  Accounts payable..........................  $ 15,569   $ 15,569    $ 15,569
  Other current liabilities.................    21,250     21,250      21,250
  Cash performance bonds and security
   deposits.................................    73,134     73,134      73,134
                                              --------   --------    --------
    Total current liabilities...............   109,953    109,953     109,953
Limited Partners' interest in P-M-T Limited
 Partnership................................     3,018        --          --
Other liabilities...........................    20,069     20,069      20,069
                                              --------   --------    --------
    Total liabilities.......................   133,040    130,022     130,022
Members' and Stockholders' equity:
  Preferred stock, $.01 par value,
   10,000,000 shares authorized, none issued
   and outstanding..........................                              --
  Class A common stock, $.01 par value,
   100,000,000 shares authorized, 25,855,200
   shares issued and outstanding............                              259
  Class B common stock, $.01 par value,
   5,332 shares authorized, 5,118 shares
   issued and outstanding...................                              --
  Additional paid-in capital................                           43,346
  Retained earnings.........................   125,421    125,421     125,421
  Proceeds from issuance of memberships.....    43,605     43,605         --
  Accumulated unrealized losses on
   securities...............................      (363)      (363)       (363)
                                              --------   --------
    Total members' equity...................  $168,663   $168,663         --
                                              --------   --------    --------
    Total stockholders' equity..............                         $168,663
                                                                     --------
    Total Liabilities and Equity............  $301,703   $298,685    $298,685
                                              ========   ========    ========

  The accompanying introduction is an integral part of thisUnaudited Pro Forma
                     Condensed Consolidated Balance Sheet.

                          CHICAGO MERCANTILE EXCHANGE

             UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS

                      For the Year Ended December 31, 1999

                                                             Pro Forma After
                                                         -----------------------
                                                         Acquisition Issuance of
                                                         of Interest Class A and
                                              Historical  in P-M-T    B Shares
                                              ---------- ----------- -----------
                                              (amounts in thousands, except per
                                                        share amount)
Revenues:
  Clearing fees.............................   $138,526   $138,526    $138,526
  Quotation data fees.......................     43,005     43,005      43,005
  Communication fees........................      8,165      8,165       8,165
  Investment income.........................      9,091      9,038       9,038
  Other operating revenue...................      9,701      9,701       9,701
                                               --------   --------    --------
  Total revenues............................    208,488    208,435     208,435
                                               --------   --------    --------
Expenses:
  Salaries and benefits.....................     80,957     80,957      80,957
  Occupancy.................................     17,773     17,773      17,773
  Professional fees, outside services and
   licenses.................................     28,319     28,319      28,319
  Communications and computer and software
   maintenance..............................     28,443     28,443      28,443
  Depreciation and amortization.............     25,274     25,274      25,274
  Public relations and promotion............      7,702      7,702       7,702
  Other operating expense...................     13,376     13,376      13,376
                                               --------   --------    --------
    Total expenses..........................    201,844    201,844     201,844
                                               --------   --------    --------
Income before limited partners' interest in
 P-M-T and provision for income taxes.......      6,644      6,591       6,591
Limited partners' interest in earnings of P-
 M-T........................................     (2,126)       --          --
Provision for income taxes..................     (1,855)    (2,684)     (2,684)
                                               --------   --------    --------
Net income..................................   $  2,663   $  3,907    $  3,907
                                               ========   ========    ========
Net income per share........................                          $   0.14
                                                                      ========
Shares used in the calculation of net income
 per share..................................                            28,775
                                                                      ========


 The accompanying introduction is an integral part of this Unaudited Pro Forma
                Condensed Consolidated Statement of Operations.

                                 CAPITALIZATION

   The following table sets forth the capitalization of the Exchange as of December 31, 1999 (i) on an historical basis, (ii) on a pro forma basis giving effect to the proposed acquisition of the limited partners' interest in P-M-T Limited Partnership, and (iii) on a pro forma basis as adjusted to give effect to the issuance by New CME of 25,855,200 Class A shares and 5,118 Class B shares in connection with the demutualization transactions. The table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the consolidated financial statements and related notes of the Exchange included elsewhere in this document and "Unaudited Pro Forma Condensed Consolidated Financial Statements."

                                                   As of December 31, 1999
                                               -------------------------------
                                                            Pro Forma After
                                                          --------------------
                                                                      Issuance
                                                          Acquisition of Class
                                                          of Interest A and B
                                               Historical  in P-M-T    Shares
                                               ---------- ----------- --------
                                                       (in thousands)
   Limited partners' interest in P-M-T........  $  3,018   $    --    $    --
   Capitalized lease obligations..............     8,132      8,132      8,132
   Other long-term debt.......................       --         --         --
                                                --------   --------   --------
       Total limited partners' interest and
        long-term debt........................    11,150      8,132      8,132
                                                --------   --------   --------
   Equity:
     Preferred stock, $.01 par value,
      10,000,000 shares authorized, none
      issued and outstanding..................                             --
     Class A common stock, $.01 par value,
      100,000,000 shares authorized,
      25,855,200 shares issued and
      outstanding.............................                             259
     Class B common stock, $.01 par value,
      5,332 shares authorized, 5,118 shares
      issued and outstanding..................                             --
     Additional paid-in capital...............                          43,346
     Retained earnings........................   125,421    125,421    125,421
     Proceeds from issuance of memberships....    43,605     43,605        --
     Accumulated unrealized losses on
      securities..............................      (363)      (363)      (363)
                                                --------   --------   --------
       Total members' equity..................   168,663    168,663        --
                                                --------   --------   --------
       Total stockholders' equity.............                         168,663
                                                                      --------
       Total Capitalization...................  $179,813   $176,795   $176,795
                                                ========   ========   ========

                    DESCRIPTION OF CAPITAL STOCK OF NEW CME

   The authorized capital stock of New CME will consist of 100,000,000 shares of Class A common stock, $.01 par value, 5,332 shares of Class B common stock, $.01 par value and 10,000,000 shares of preferred stock, $.01 par value. The shares of Class A common stock and Class B common stock issued in connection with the demutualization will be fully paid and non-assessable.

Description of Common Stock

   Dividend Rights. Dividends on shares of common stock may be paid only if holders of Class A and B shares receive dividends. If, and when, the board declares any dividends on the outstanding shares of common stock, it is expected that an amount per Class A share will be declared and paid. A holder of a Class B share will be entitled to receive an amount equal to that amount per Class A share multiplied by the number of shares of Class A stock which the holder's Class B share represents, as shown in the table under "Description of Additional Provisions of Class B Common Stock" below. For example, if a dividend of $.25 per Class A share is declared, a holder of a Series B-2 share, which represents 1,200 Class A shares, would be entitled to receive $300.

   Voting. Holders of Class A and B shares will have the right to vote in the election of 13 directors to New CME's 19-member board of directors. See "Election of Directors" under "Demutualization Proposal" above for additional information. Holders of common stock do not have the right to cumulate votes in the election of directors. Under cumulative voting, a holder would have a number of votes equal to the votes to which his or her shares are entitled, multiplied by the number of directors to be elected, and may cast those votes for a single nominee or allocate them among several nominees. The nominees receiving the greatest number of votes would, under cumulative voting, be elected to fill the available positions. A New CME common stockholder may not allocate his or her aggregate votes among candidates but may vote only all or none. The nominees receiving a plurality of the votes cast at a meeting at which a quorum is present shall be elected to the board.

   With the exception of the matters reserved to holders of Class B common stock, holders of common stock will vote together on all matters for which a vote of common stockholders is required. In these votes, a holder of Class A shares has one vote per share and a holder of Class B shares has a number of votes equal to the number of Class A shares represented by his or her share. Matters reserved to the holders of Class B common stock are described below under "Description of Additional Provisions of Class B Common Stock."

   No Conversion, Preemptive or Subscription Rights. Holders of common stock have no conversion, preemptive or subscription rights.

   Liquidation Rights. Upon liquidation of New CME and subject to the rights of any outstanding series of preferred stock, holders of common stock are entitled to receive a distribution of the remaining assets. The amount to be distributed per Class A share will be determined by dividing the aggregate amount available for distribution to common stockholders by the total of the number of outstanding Class A shares plus the number of Class A shares represented by the outstanding Class B shares. The amount to be distributed per Class B share will be determined by multiplying the amount to be distributed per Class A share by the number of Class A shares represented by that Class B share.

   Class A Equivalence of Class B Shares. Each Class B share represents a specified number of Class A shares for purposes of determining its rights to vote for directors to be elected by both the Class A and Class B stockholders, to vote on matters submitted to a vote by both the Class A and Class B stockholders, to receive dividends or to receive liquidating distributions. These numbers, which are shown in the table below under "Description of Additional Provisions of Class B Common Stock," are set forth in the charter. The charter provides for an adjustment of these numbers in the event of a stock split or stock dividend affecting the number of outstanding Class A shares. For example, a 2-for-1 split of the outstanding Class A shares, which would have the effect of doubling the number of outstanding Class A shares, would cause a doubling of the number of

Class A shares represented by each series of Class B shares. In addition, an adjustment is provided if New CME issues shares of Class A common stock (including options and rights for, and securities convertible into, shares of Class A common stock) at a price below their fair market value at the time of issuance or grant. No adjustment is provided in respect of specified issuances or grants, such as the issuance of shares of Class A common stock upon any conversion of the series B-5 shares, any dividend on the Class B shares payable in shares of Class A common stock, or shares issuable to employees, officers, directors or consultants to New CME.

Description of Additional Provisions of Class B Common Stock

   The authorized shares of Class B common stock will be divided into five series, having the following characteristics:

             Maximum                   Number of     Number of Votes Equivalent Class A
            Number of    Trading    Directors Series  Per Share on   Shares Represented
   Series    Shares    Privileges      Can Elect      "Core Rights"  by Class B Shares
   ------   ---------  ----------   ---------------- --------------- ------------------
   B-1          625        CME            3                 6              1,800
   B-2          813        IMM            2                 2              1,200
   B-3        1,287        IOM            1                 1                600
   B-4          467        GEM            0                1/6               100
   B-5        2,140   GEM Fractions       0               1/60                10

   Trading Privileges. Each series of Class B shares will have the trading privileges currently encompassed in the existing membership interest associated with that series. New CME's rules will provide as follows:

  . Floor Access. A holder of a series of Class B shares who meets New CME's membership and eligibility criteria will be entitled to appear upon the floor of New CME and to act as a floor broker and/or trader for the contracts assigned to that series. The current product allocation rules applicable to a particular membership division will be associated with the corresponding series of Class B shares.

  . Electronic Trading Rights. A holder of a series of Class B shares who meets New CME's membership and eligibility criteria will have the right to trade electronically through the GLOBEX2 system. This right is restricted, when accessing GLOBEX2 terminals from the trading floors, to trading only contracts assigned to that series. Otherwise, the holder may trade any product listed on the GLOBEX2 system.

  . Use and Leasing of Trading Privileges. A holder of Class B shares may use the trading privileges associated with those shares or may transfer those privileges to another person who satisfies the membership and eligibility requirements imposed by New CME. These requirements are expected to be substantially the same as the requirements set forth in our current rules.

  . Clearing Fees. New CME will continue to differentiate fees on cleared trades based on the trader for whom the trades are being cleared. In recognition of the importance of the liquidity provided by holders of Class B shares, New CME will continue to charge a lower clearing fee on Exchange products for trades made for their own accounts by a holder of a Class B share or by a lessee of the trading privileges of a Class B share. New CME will not charge a higher clearing fee for any trade executed in the open outcry environment than charged for the execution of the same trade in another trading environment. New CME's management may lower clearing fees or provide other incentives with respect to trades of other persons, including persons considered to be especially important as providers of market liquidity.

  . Clearing Memberships. The right to be a clearing member will require an ownership interest in New CME equivalent to the requirements under our current rules.

In addition, New CME's charter sets forth a commitment to maintain open outcry floor trading for a particular traded product as long as the open outcry market is "liquid." The commitment requires New CME to maintain a facility for conducting business, for disseminating price information, and for clearing and delivery, and to provide reasonable financial support (consistent with 1999 budget levels) for technology, marketing and research for open outcry markets. An open outcry market will be deemed liquid for these purposes if it meets any of the following tests on a quarterly basis:

  . if a comparable exchange-traded product exists, the New CME open outcry market has maintained at least 30 percent of the average daily volume of the comparable product (including, for calculation purposes, volume from Exchange-For-Physicals transactions in the open outcry market); or

  . if a comparable exchange-traded product exists and New CME's product trades exclusively by open outcry, New CME's open outcry market has maintained at least 30 percent of the open interest of the comparable product; or

  . if no comparable exchange-traded product exists, New CME's open outcry market has maintained at least 40 percent of the average quarterly volume in that market in 1999 (including, for calculation purposes, volume from Exchange-For-Physicals transactions in the open outcry market); or

  . if no comparable exchange-traded product exists and New CME's product trades exclusively by open outcry, New CME's open outcry market has maintained at least 40 percent of the average open interest in that market in 1999.

If a market is deemed illiquid as a result of a failure to meet any of the foregoing tests, management of New CME will make commercial decisions consistent with the best interests of the stockholders.

   Voting for Directors. Holders of series B-1, B-2 and B-3 shares will have the right to elect the number of directors set forth in the table on page 41. See "Election of Directors" under "Demutualization Proposal" for additional information regarding the size of the board and the process for selecting and electing candidates to the board.

   Voting on Core Rights. Holders of Class B shares will have the right to approve changes to specified "rights" associated with the trading privileges conferred by those shares. These "Core Rights" consist of:

  . the allocation of products which a holder of a series of Class B shares is permitted to trade on New CME's exchange facilities;

  . the trading floor access rights and privileges which a holder of a series of Class B shares has, including the circumstances under which New CME can determine that an existing open outcry-traded product will no longer be traded by means of open outcry;

  . the number of authorized and issued shares of any series of Class B shares (other than the issuance of series B-4 shares upon the conversion of series B-5 shares); and

  . the eligibility requirements to hold shares of a series of Class B shares or to exercise the associated trading rights or privileges.

As indicated in the table on page 35, votes on changes to Core Rights are weighted by series. The approval of a majority of the votes cast by the holders of Class B shares is required in order to approve any changes to Core Rights. Holders of Class A shares do not have the right to vote on changes to Core Rights.

   Under Delaware law, changes to the number of authorized shares of a series also will require the approval of the holders of a majority of the outstanding shares of that series. Otherwise, changes may be effected upon the approval of a majority of the votes cast by the holders of Class B shares. Due to the weighted voting, this statement means that a change to Core Rights may be effected by the approval of the holders of the series B-1 shares even though the holders of the other series voted against the change. This result is consistent with the result that would be obtained under the Exchange's existing rules and procedures.

   Shares Not Convertible in Class A Shares. Class B shares are not convertible into Class A shares except to the limited extent otherwise provided with respect to series B-5 shares.

   Conversion Rights of Series B-5 Shares. Series B-5 shares will be convertible at the option of their holder, at any time on or before November 3, 2000, into whole shares of series B-4 stock at the ratio of ten series B-5 shares for each series B-4 share. These shares also are subject to mandatory conversion into Class A shares at the close of business on November 3, 2000, if not previously converted into whole shares of series B-4 stock. In any mandatory conversion, one series B-5 share is converted into ten Class A shares.

   Individuals holding less than the necessary ten shares may either sell their shares to another holder so that holder will obtain the necessary ten shares, or purchase additional shares from other holders to obtain the necessary ten shares. The process by which a holder may purchase or sell series B-5 shares will be similar to the process currently followed for the purchase and sale of GEM fractions. In this process, the Exchange will act as a intermediary for the dissemination of bid and asked prices with respect to series B-5 shares. Prices with respect to those shares will be determined by the persons seeking to buy or sell those shares. Any person will be eligible to buy a series B-5 share, although the exercise of the underlying trading privilege will be subject to the Exchange's eligibility requirements. There will be no limitation on the number of series B-5 shares that a person may hold.

Preferred Stock

   New CME will be authorized to issue up to 10,000,000 shares of preferred stock. The charter authorizes the board to issue these shares in one or more series, to establish from time to time the number of shares to be included in each series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any of its qualifications, limitations or restrictions. The board may increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by the stockholders of New CME. The board may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of Class A shares and Class B shares. We have no current plans to issue any shares of preferred stock.

Transfer Restrictions

   Class A shares will be subject to transfer restrictions following the completion of the demutualization transaction. These restrictions will fall away over time. For the first six months following completion of the demutualization transaction, those shares may only be transferred with the associated Class B shares. Each three months thereafter, a portion of the Class A shares (in 25% increments) will become transferable. After fifteen months, the Class A shares would not be subject to these transfer restrictions. The charter grants authority to the board to remove some or all of the Class A share transfer restrictions if they consider that removal to be appropriate in their sole discretion.

   Class B shares will not be subject to transfer restrictions following the completion of the demutualization transaction. However, exercise of the trading privileges associated with those shares will be subject to the same process as applies to your current membership interest. Under that process, any adult of good moral character, reputation and business integrity, with adequate financial resources and credit to assume the responsibilities and privileges of membership, is eligible for election to membership in the Exchange. Our Membership Committee reviews applicants and conducts proceedings to determine whether candidates meet our membership criteria. Consistent with our present practice, a person wishing to exercise trading privileges will be required to agree to be bound by the rules and regulations adopted by the board with respect to the shares.

Other Charter Provisions

   New CME's charter and by-laws will, upon consummation of the demutualization transactions, include a number of antitakeover provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with New CME's board of directors rather than pursue non-negotiated takeover attempts. These provisions include:

     Classified Board of Directors; Removal for Cause; Filling Vacancies. New CME's charter will provide for a board of directors divided into two classes, with one class to be elected each year to serve for a two-year term. The terms of the initial classes of directors will terminate on the date of the annual meetings of stockholders in December 2000 and 2001. As a result, at least two annual meetings of stockholders may be required for the stockholders to change a majority of the board. Directors elected by Class A and Class B stockholders may be removed for cause only by the affirmative vote of the holders of not less than two-thirds of the outstanding votes entitled to vote in the election. Vacancies resulting from that removal or any other reason shall be filled by the board. Directors elected by the Class B stockholders may be removed for cause only by the affirmative vote of the holders of two-thirds of the shares entitled to vote in the election of the director to be removed. Vacancies resulting from that removal or any other reason shall be filled by the board of directors from the candidates who ran in the previous election for the directorship and received the next highest number of votes for election. The classification of directors and the inability of stockholders to remove directors without cause and to fill vacancies on the board will make it more difficult to change the composition of the board, but will promote a continuity of existing management.

     Advance Notice Requirements. New CME's by-laws will establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of stockholders. These procedures provide that notice of stockholder proposals must be timely and given in writing to the Secretary of New CME prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at the principal executive offices of New CME not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain the information required by the by-laws, including information regarding the proposal and the proponent.

     Special Meetings of Stockholders. The charter and by-laws deny stockholders the right to call a special meeting of stockholders. The charter and by-laws provide that only the Chairman of the Board or a majority of the board of directors may call special meetings of the stockholders.

     No Written Consent of Stockholders. The charter requires all stockholder actions to be taken by a vote of the stockholders at an annual or special meeting, and does not permit the stockholders to act by written consent, without a meeting.

     Amendment of By-Laws and Charter. The charter generally requires the approval of not less than two-thirds of the voting power of all outstanding shares of capital stock entitled to vote to amend any by-laws by stockholder action or the charter provisions described in this section. Provisions in the by-laws regarding the trading rights and privileges available to the Class B stockholders may be amended only with the approval of the Class B stockholders. Those provisions will make it more difficult to dilute the antitakeover effects of our by-laws and our charter.

     Stockholder Rights Provisions. The charter authorizes the board of directors to create and issue rights entitling their holders to purchase shares of New CME's stock or other securities. Those rights might be used to affect the ability of a third party to initiate a transaction designed to takeover New CME. The board is considering the adoption of a plan that would create these rights. These plans typically provide for dividend distributions of rights to holders of common stock that is, or subsequently becomes, outstanding. The rights entitle their holders to purchase a specified fraction of a newly-issued share of a series of stock (typically preferred stock) at a specified exercise price. The rights become exercisable, and transferable apart from the common stock, upon the earlier to occur of (i) the date that a person or group (an "Acquiring Person") acquires beneficial ownership of at least a specified percentage (possibly 15%) of New CME's common stock or (ii) the commencement of, or announcement of an intent to begin, a tender offer or exchange offer for a similar specified percentage of New CME's common stock. If a person becomes an Acquiring Person and the rights are not redeemed, each right would entitle its holder to receive, upon payment of the exercise price, that number of shares of common stock of the issuing entity which have a market value typically equal to twice the exercise price. If the issuer of the rights is acquired by an Acquiring Person in a merger or other business combination, or fifty percent or more of its assets or earning power are transferred to a third party, each right would entitle its holder to receive, upon payment of the exercise price, common stock of the Acquiring Person or third party with a market value equal to twice the exercise price. The rights are typically redeemable by the issuing company at a nominal price at any time, but not after a specified limited period following the existence of an Acquiring Person. The potential economic dilution inherent in the rights is intended to cause potential acquirers to approach and negotiate with the board so that, assuming a satisfactory transaction is negotiated, the rights will be redeemed. The rights would have an expiration date. The actual terms of any rights plan adopted by the board may vary from the foregoing description and would be forwarded to stockholders following any plan adoption.

     To the extent that the adoption of a rights plan would make more difficult or discourage a proposed takeover of New CME, its adoption would increase the likelihood that the then incumbent directors and management of New CME would retain their positions. However, a rights plan, in combination with the existing provisions of New CME's charter, should provide meaningful assurance that the board, if confronted by a surprise proposal from a third party, will have sufficient time to review the proposal, as well as appropriate alternatives to it, and thereby will be in a more favorable position to protect the best interest of New CME and its stockholders.

     A rights plan is intended to encourage persons seeking to acquire control of the Company to engage in arms-length negotiations with the board and New CME's management. However, a rights plan, if adopted, might also have the effect of discouraging a person from making a tender offer (even at a premium over the then prevailing market price) for shares of New CME's common stock or otherwise attempting to obtain control, even though an attempt could be beneficial to New CME and its stockholders.

Transfer Agent

   New CME will serve as transfer agent for Class B shares. New CME expects to select a third party to serve as transfer agent and registrar for the Class A shares.

                                   MANAGEMENT

Directors and Executive Officers

   The Exchange's board of directors currently consists of thirty-nine persons. There are presently two vacancies. With the exceptions of Leo Melamed and James
J. McNulty, directors serve two-year terms, which are staggered so approximately one-half of the board is elected at each annual meeting. Mr. Melamed, who is our Chairman Emeritus and Senior Policy Advisor, serves as a permanent, non-voting member of the Exchange's board. Mr. McNulty, who is our President and Chief Executive Officer, serves as a non-voting member of our board under the Exchange's rules.

   The Exchange's directors are elected in one of two ways. Twenty-five directors are elected by the members as follows: 12 directors are elected by the CME members from candidates nominated by the CME Nominating Committee; 8 directors are elected by the IMM members from candidates nominated by the IMM Nominating Committee; 4 directors are elected by the IOM members from candidates nominated by the IOM Nominating Committee; and one member is elected by the GEM members from candidates nominated by the GEM Nominating Committee. The members of these nominating committees are elected by the respective CME, IMM, IOM and GEM members. Twelve directors are elected by the members of the board, who were elected by the Exchange's members, from persons appointed by the Chairman of the Board. As noted, Messrs. Melamed and McNulty round-out the remaining members of the board.

   Following the effectiveness of the demutualization transactions, our board will consist of the same people who were directors immediately before the demutualization. At the annual meeting of stockholders in 2000, the size of our board will be reduced by nine members; and at the annual meeting in 2001, the size of our board will be further reduced by eleven members. Thereafter, the size of the board will be nineteen. See "Election of Directors" under "Demutualization Proposal" for more information.

   Set forth below is information about our current board of directors and executive officers.

        Name       Age Positions Held                                 Term Ends
        ----       --- --------------                                 ---------
   Scott Gordon    47  Chairman of the Board and Director               12/01

   Terrence A.     41                                                   12/00
    Duffy              Vice Chairman of the Board and Director

   James E. Oliff  51  Second Vice Chairman of the Board and Director   12/00

   Martin J.       47                                                   12/01
    Gepsman            Secretary of the Board and Director

   Robert L.       52                                                   12/00
    Haworth            Treasurer and Director

   Leo Melamed     67  Chairman Emeritus, Senior Policy Advisor and       *
                       Non-Voting Member of the Board

   John F.         58                                                   12/00
    Sandner            Special Policy Advisor and Director

   James J.        48  President and Chief Executive Officer and Non-    **
    McNulty            Voting Member of the Board

   H. Jack         38                                                   12/01
    Bouroudjian        Director

   Timothy R.      58                                                   12/01
    Brennan            Director

   Leslie Henner   44                                                   12/01
    Burns              Director

   Jeffrey R.      37                                                   12/00
    Carter             Director

   E. Gerald       58                                                    ***
    Corrigan           Director

   Yra G. Harris   46  Director                                         12/00

   Bruce F.        57                                                   12/01
    Johnson            Director

   Gary M. Katler  53  Director                                         12/00

       Name       Age Positions Held                                  Term Ends
       ----       --- --------------                                  ---------
   Paul Kimball   48  Director                                          12/00

   John W. Lacey  61  Director                                           ***

   Patrick B.     34                                                    12/01
    Lynch             Director

   Merton H.      76                                                     ***
    Miller            Director

   William P.     44                                                    12/00
    Miller II         Director

   Laurence E.    58                                                     ***
    Mollner           Director

   Patrick J.     42                                                    12/01
    Mulchrone         Director

   John D.        54                                                    12/01
    Newhouse          Director

   Mark G.        27                                                    12/01
    Papadopoulos      Director

   Ward           54                                                     ***
    Parkinson         Director

   Robert J.      52                                                    12/01
    Prosi             Director

   David M.       50                                                    12/00
    Pryde             Director

   Irwin Rosen    61  Director                                          12/00

   William G.     48                                                    12/00
    Salatich,
    Jr.               Director

   Verne O.       45                                                    12/00
    Sedlacek          Director

   Leon C.        45                                                    12/00
    Shender           Director

   William R.     53                                                    12/00
    Shepard           Director

   Howard J.      43                                                    12/01
    Siegel            Director

   David I.       40                                                    12/00
    Silverman         Director

   Jeffrey L.     53                                                    12/01
    Silverman         Director

   Paul Simon     71  Director                                          12/00

   Craig S.       38  Managing Director, Business Development and
    Donohue           Corporate/Legal Affairs

   Phupinder      39  Managing Director and President, Clearing House
    Gill              Division

   David G.       41
    Gomach            Managing Director and Chief Financial Officer

   Satish S.      36
    Nandapurkar       Managing Director, e-Business

   Amy M. Savin   37  Managing Director and Chief Marketing Officer

   Donald D.      54
    Serpico           Managing Director, Operations

   Lewis C. Ting  48  Managing Director, Organizational Development

--------
  * Mr. Melamed currently serves as a non-voting member of the board. Mr. Melamed will continue as a non-voting member of the board of New CME until the annual meeting in December 2001.
 ** Mr. McNulty is a non-voting member of the board as long as he is President and Chief Executive Officer of the Exchange. Mr. McNulty will continue as a non-voting member of the board of New CME until the annual meeting in December 2001.
 *** A director appointed by the Chairman of the Board. Each of the indicated persons was appointed for a term ending on the later of December 1999 or the date on which his successor is appointed by the Chairman of the Board and elected to office by the board.

   Scott Gordon has been Chairman of our board since 1998 and an IMM director since 1982. He also served as Vice Chairman from 1995 to 1997 and our Secretary from 1984 to 1985 and 1994 to 1999. Mr. Gordon has been President and Chief Operating Officer of Tokyo-Mitsubishi Futures (USA), Inc., a CME clearing member firm wholly owned by the Bank of Tokyo-Mitsubishi, Ltd., since 1999, having previously served as its Executive Vice President and Director. Mr. Gordon also serves on the CFTC's Global Markets Advisory Committee and the Advisory Committee to the Illinois Institute of Technology Center for the Study of Law and Financial Markets. He is a director of the National Futures Association and of the Futures Industry Institute. A member of the Exchange for more than twenty-two years, Mr. Gordon owns one IMM membership in trust.

   Terrence A. Duffy has been Vice Chairman of our board since 1998 and a CME Director since 1995. He has been President of TDA Trading, Inc. for the past five years and an independent floor broker and trader since 1981. A member of the Exchange for more than seventeen years, Mr. Duffy owns one CME membership and one GEM membership interest.

   James E. Oliff has been Second Vice Chairman of our board since 1998 and an IMM Director since 1996. Mr. Oliff previously served on the board from 1985 to 1992, and as Second Vice Chairman from 1989 to 1992 and Secretary in 1996. He has been Executive Director of International Futures and Options Associates and President of FILO Corp, a floor brokerage business, since 1982, and he is a visiting lecturer in Financial Market Ethics at the Lemberg School of International Finance and Economics at Brandeis University in Waltham, Massachusetts. Mr. Oliff serves on the board of directors of Matla Group Holdings. A member of the Exchange for more than twenty-two years, Mr. Oliff owns one IMM membership interest.

   Martin J. Gepsman has been Secretary of our board since 1998 and an IOM Director since 1994. He has been an independent floor broker and trader since 1985 and a member of the Exchange for more than fifteen years. Mr. Gepsman owns one IOM membership and six fractional GEM membership interests.

   Robert L. Haworth has been a CME Director since 1998 and our Treasurer since April 2000. He also served as our Treasurer in 1998 and was Vice President of the CME Audit Department in 1979. Mr. Haworth has been a self-employed floor trader since 1979. He is a certified public accountant and a member of both the American Institute of Certified Public Accountants and the Illinois CPA Society. A member of the Exchange for more than twenty years, Mr. Haworth owns one CME membership and one GEM membership interest.

   Leo Melamed is our Chairman Emeritus and Senior Policy Advisor. Mr. Melamed is currently appointed as a permanent non-voting member of the board, but was previously elected and appointed for twenty-six years. He is a founding member of and was Chairman of the International Monetary Market, was Special Counsel to the board from 1977 until 1991, and was Special Counsel and Chairman of the Exchange's Executive Committee from 1985 until 1991. Mr. Melamed previously served as Chairman of the Exchange for four years and has been a member of the Exchange for more than forty-five years. For more than five years, he has been Chairman and CEO of Sakura Dellsher, Inc., one of our clearing member firms. Mr. Melamed owns one CME membership, one IMM membership, two IOM membership and six fractional GEM membership interests.

   John F. Sandner has been the Special Policy Advisor since January 1998 and a CME Director since 1977. Mr. Sandner previously served as Chairman of the Exchange for thirteen years and was appointed chairman of GLOBEX in 1993. He has been President and CEO of RB&H Financial Services L.P., a futures commission merchant and one of our clearing member firms, for more than five years. A member of the Exchange for more than twenty-seven years, Mr. Sandner owns three CME membership, two IMM membership, four IOM membership and fourteen fractional GEM membership interests. He also has voting power over two IOM membership interests.

   James J. McNulty became our President and Chief Executive Officer on February 7, 2000, having previously served as Managing Director and Co-Head of the Corporate Analysis and Structuring Team in the Corporate Finance Division at Warburg Dillon Read, an investment banking firm, for over the past five years.

   H. Jack Bouroudjian has been an elected IOM Director since 1996. He has been Senior Vice President of Equity Futures with Commerz Futures since 1999. Prior to that time, he was Vice President of Equity Futures with Nikko Securities from 1997 until 1999 and with Credit Agricole Futures, Inc. from 1995 until 1997. A member of the Exchange for more than twelve years, Mr. Bouroudjian owns one IOM membership.

   Timothy R. Brennan has been a CME Director since 1990. He has been a floor broker and trader since 1974 and Vice President of RB&H Financial Services, L.P., one of our clearing member firms, for more than five years. A member of the Exchange for more than twenty-four years, Mr. Brennan owns one CME membership, one IOM membership and two fractional GEM membership interests.

   Leslie Henner Burns has been a CME Director since January 2000. She has been a self-employed floor trader since 1978 and was President of Leslie A. Henner, Inc., a floor brokerage business, from 1981 until 1999. A member of the Exchange for more than twenty-two years, Ms. Burns owns one CME membership and two fractional GEM membership interests.

   Jeffrey R. Carter has been a CME Director since 1999. He has been a market maker-local trader since 1988. A member of the Exchange for more than ten years, Mr. Carter owns one CME membership and one IOM membership interest in a self-directed IRA.

   E. Gerald Corrigan has been a director since October 1998. He has been Managing Director at Goldman, Sachs & Co., an investment banking firm, for more than five years. He has also served as co-chairman of its Risk Committee and Global Compliance and Controls Committee. Prior to his employment by Goldman, Sachs & Co., he was President and Chief Executive Officer of the Federal Reserve Bank of New York and a member of the Federal Open Market Committee.

   Yra G. Harris has been an IMM Director since 1997. He has been a self-employed floor trader since 1977. A member of the Exchange for more than twenty-two years, Mr. Harris owns two IMM memberships and one IOM membership interest, and he has sole voting power over one IMM membership for which he does not disclaim beneficial ownership.

   Bruce F. Johnson has been a CME Director since 1998. He has been President and part owner of Packers Trading Company, a futures commission merchant and former clearing member firm, for over the past five years. A member of the Exchange for more than twenty-nine years, Mr. Johnson owns one CME membership and one GEM membership.

   Gary M. Katler has been an IOM Director since 1993. He has been Senior Vice President of ING Barings Futures and Options Inc. since 1994. Mr. Katler has voting power over one IOM membership and one GEM membership interest, both of which are owned by his employer and of which he disclaims beneficial interest.

   Paul Kimball has been a director since February 1999. He has been Managing Director and Global Co-Head of the Foreign Exchange Department of Morgan Stanley Dean Witter, an investment banking firm, for over the past five years. Mr. Kimball is also Chairman of the Foreign Exchange Committee, an industry oversight group that advises the Federal Reserve Bank of New York on issues related to foreign exchange markets.

   John W. Lacey has been a director since February 1998. He has been a Partner in the Lacey Ranches, a family cow-calf operation, the Margarita Cattle Company in Santa Margarita, California, and the Centennial Livestock. Mr. Lacey is also Director of the National Cattlemen's Beef Association and Chairman of the California Beef Council and past president of the California Cattlemen's Association and the National Cattlemen's Association. He serves on the Advisory Council of the College of Agriculture at California Polytechnic and is its immediate past chairman.

   Patrick B. Lynch has been an IMM director since April 2000. He has been a floor trader since 1990. A member of the Exchange for more than ten years, Mr. Lynch owns one IMM membership interest.

   Merton H. Miller has been a director since January 1990. He has been the Robert R. McCormick Distinguished Service Professor of Finance Emeritus at the Graduate School of Business, University of Chicago, for more than five years. Professor Miller is also a director of Dimensional Fund Advisors Inc., located in Santa Monica, California. Professor Miller was awarded the Nobel Memorial Prize in Economic Science in 1990 for his work in the area of corporate finance.

   William P. Miller II has been a director since February 1999. He has been Senior Vice President and Independent Risk Oversight Officer for the Common Fund Group, an investment management firm for educational institutions, since September 1996. Prior to that, he was Director, Trading Operations and Asset Mix Management with General Motors Investment Management Corporation. He is also a director of the Association for Financial Professionals and of the Investment Risk Institute, and Chairman, Executive Committee, End Users of Derivatives Council.

   Laurence E. Mollner has been a director since February 1991. He has been President of Mariah Investment Company, a futures, equities and real estate investment firm, since 1998. He was President of Carr Futures from August 1997 through January 1998 and was responsible for the sale and transition of the Institutional Futures Division of Dean Witter Reynolds Inc. to Carr Futures. Prior to that, he was Executive Vice President for Dean Witter Reynolds Inc., Director of its Futures Markets Division, and a member of the board of directors of Dean Witter International Limited in London. He joined Dean Witter Reynolds Inc. in 1979. Mr. Mollner is the former Chairman of the Futures Industry Association, and he currently serves as a director of both the Futures Industry Association and National Futures Association.

   Patrick J. Mulchrone has been an IMM Director since 1998. He was previously a director from 1991 to 1996 and served as our Second Vice Chairman from 1993 to 1996. Mr. Mulchrone has been owner of P.J. Mulchrone Co. and a floor broker and trader since 1979. A member of the Exchange for more than twenty years, Mr. Mulchrone owns one CME membership, one IMM membership, one IOM membership and one GEM membership interest.

   John D. Newhouse has been an IMM Director since 1996 and was previously a director from 1987 to 1988. He has been a floor broker and trader since 1974 and President of Euro Spread Brokers, a broker association filling orders in Eurodollars, since 1980. A member of the Exchange for more than twenty-five years, Mr. Newhouse owns three IMM membership, one IOM membership and four fractional GEM membership interests.

   Mark G. Papadopoulos has been a GEM Director since January 2000. He was Vice Chairman of the Mexican Peso Futures Pit Committee, a position with the CME, from 1998-1999, and has been an independent floor trader since 1996. Prior to that, he was an Arbitrage Clerk with several independent floor trades from 1994 to 1996. A member of the Exchange for more than three years, Mr. Papadopoulos owns two GEM membership interests.

   Ward Parkinson has been a director since February 1998. He is Founder of Micron Technology, a manufacturer of computer and memory chips, and he was its Chairman and Chief Executive Officer from 1978 to 1986 and Vice Chairman until 1989. He has been consulting in the electronics field for more than five years. Mr. Parkinson has also been a partner in and director of PYCO, which invests in commercial real estate, and a board member of Parkinson-Yanke Real Estate and Parkinson-Nelson Real Estate for over the past five years. Mr. Parkinson serves on the board of Ovonyx, sign-me-up.com and Odessy Computers.

   Robert J. Prosi has been a CME Director since January 1998. He has been First Vice President, Salomon Smith Barney Inc., an investment banking firm, for more than five years. Mr. Prosi is also a member of the Chicago Council on Foreign Relations. A member of the Exchange for more than twenty-three years, Mr. Prosi owns one CME membership and one IOM membership interest, and he has voting/investment power over one IOM membership interest for which he has not disclaimed beneficial interest.

   David M. Pryde has been a director since February 1997. He has been Managing Director at J. P. Morgan & Co. Inc., an investment banking firm, with global responsibility for its futures and options business. Prior to assuming his current role, he was Head of Global Commodities for Morgan Guaranty Trust Company. He is currently a member of the Executive Committee of the Futures Industry Association and the National Futures Association. Mr. Pryde was formerly Vice Chairman of the Commodity Exchange Inc. in New York and was a member of the Executive Committee of its Board of Governors. Mr. Pryde has voting/investment power over one CME membership, three IMM membership, nine IOM membership and seventeen GEM fractional membership interests owned by various
J. P. Morgan Futures Inc. employees and for which he has not disclaimed beneficial interest.

   Irwin Rosen has been a CME Director since January 1997. He is an attorney and has represented clients before the CME tribunal, for more than five years and has been an independent floor broker and trader since 1970. A member of the Exchange for more than twenty-nine years, Mr. Rosen owns one CME membership, one IOM membership and one fractional GEM membership interest all held in trust.

   William G. Salatich, Jr. has been a CME Director January 1997. He has been an independent floor broker and trader since 1970. A member of the Exchange for more than twenty-four years, Mr. Salatich owns one CME membership and two fractional GEM membership interests.

   Verne O. Sedlacek has been a director since February 1997. He has been President and Chief Operating Officer of John W. Henry & Company, Inc., a commodity trading advisor, and member of its Investment Policy Committee, and President and Director of Westport Capital Management Corporation and Global Capital Management Limited, both investment management firms, since 1998. Prior to that, he was the Executive Vice President and Chief Financial Officer of the Harvard Management Company, Inc., a wholly owned subsidiary of Harvard University, since 1983. He is a member of the Global Markets Advisory Committee of the Commodity Futures Trading Commission and a member of the Board of Trustees of Commonfund Capital, Inc. Mr. Sedlacek is a director of the Futures Industry Association and is a certified public accountant.

   Leon C. Shender has been an IOM Director since January 1999. He has been a floor trader since 1976. A member of the Exchange for more than twenty-three years, Mr. Shender owns one IOM membership.

   William R. Shepard has been an IMM Director since January 1997. He is the founder of and has been President of Shepard International, Inc., a futures commission merchant, for more than five years. A member of the Exchange for more than twenty-six years, Mr. Shepard owns one CME membership, one IMM membership, one IOM membership and five fractional GEM membership interests.

   Howard J. Siegel has been a CME Director since January 2000. He has been a floor trader since 1977. A member of the Exchange for more than twenty-two years, Mr. Siegel owns one CME membership, one IOM membership and three fractional GEM membership interests.

   David I. Silverman has been an IMM Director since 1995 and was previously a director from 1990 to 1991. He was chairman of GFX Corporation, a subsidiary of the Exchange, from 1997 until 2000. He has been an independent trader since 1982. A member of the Exchange for more than seventeen years, Mr. Silverman owns one IMM membership interest.

   Jeffrey L. Silverman has been a CME Director since 1994 and was our Secretary in 1995. He has been a floor trader since 1979. A member of the Exchange for more than twenty years, Mr. Silverman owns one CME membership and two fractional GEM membership interests, and his wife owns one CME membership and one fractional GEM membership interest.

   Paul Simon has been a director since February 1997. He has been a Professor at Southern Illinois University since 1997. He also serves on the board of Penn-American Insurance Co. Mr. Simon was a U.S. Senator from Illinois from 1984 through 1997. Prior to that, he was a U.S. Congressman.

   Craig S. Donohue has been the Managing Director of Business Development and Corporate/Legal Affairs since March 2000, having previously served since October 1998 as Senior Vice President and General Counsel. Prior to that he was Vice President, Market Regulation from 1997 to 1998 and Vice President and Associate General Counsel from 1995 to 1997.

   Phupinder Gill has been the Managing Director and President of the Clearing House Division since March 2000, having previously served as President, Clearing House Division since July 1998. Prior to that, he served as Senior Vice President, since May 1997, and Vice President, since May 1994. Mr. Gill has held numerous other positions with the Exchange since 1988.

   David G. Gomach has been Managing Director and Chief Financial Officer since March 2000, having previously served as Senior Vice President and Chief Financial Officer since January 1998. Prior to that, he served as Vice President, Administration and Finance, since December 1996. He is a certified public accountant.

   Satish Nandapurkar has been Managing Director of e-Business since joining the Exchange in March 2000. Prior to joining the Exchange, he was Head of Strategic Solutions for OptiMark Technologies. Prior to that, he served as Managing Director and Global Head of Foreign Exchange Options for the Bank of America in Chicago from 1997 to 1999, Managing Director and Head of Structured Equity Products Trading at Deutsche Morgan Grenfell from 1996 to 1997, and Managing Director and Global Head of Exotic Options and Quantitative Methodologies for Swiss Bank Corporation in London from 1994 to 1996.

   Amy M. Savin has been Managing Director and Chief Marketing Officer since March 2000, having previously served as Senior Vice President of Marketing Programs and services since joining the Exchange in 1998. For seven years prior to that, she was a Senior Brand Manager at Kraft Foods.

   Donald D. Serpico has been Managing Director of Operations since March 2000, having previously served as Executive Vice President, Operations since July 1994. He previously served as our Senior Vice President, Operations, since 1988, Senior Vice President of the Clearing House from 1987, and Vice President of Management Information Systems from 1985.

   Lewis C. Ting has been Managing Director of Organizational Development since joining the Exchange in March 2000. Since 1996, he has owned a consulting business specializing in human resources, employee development and organizational change. Prior to that, he served as a Senior Vice President for Talegen, an insurance subsidiary of Xerox's Financial Services Division.

Director Compensation

   Each director of New CME will receive an annual directors fee of $20,000, plus a meeting attendance fee of $1,000 for each regular meeting of the board that they attend, excluding special administrative meetings. Directors also receive reimbursement of expenses for travel to board meetings.

   The Chairman of the Board receives an annual stipend of $350,000, plus reimbursement of other board-related expenses. The four additional board officers each receive an annual stipend of $50,000 and a meeting attendance fee of $1,000 for each regular meeting of the board that they attend, plus reimbursement of other board-related expenses. The Chairman Emeritus and Senior Policy Advisor, and the Special Policy Advisor, each receive an annual stipend of $200,000, plus reimbursement of other board-related expenses.

Committees of the Board of Directors

   New CME's board of directors will have an Executive Committee, an Audit Committee, a Compensation Committee and a Nominating Committee. It is expected that members of these committees will be elected by

New CME's board following the effectiveness of the demutualization transactions. These committees will have the following functions:

     Executive Committee. This committee has and may exercise the authority of the board of directors, when the board is not in session, except in cases where action of the entire board is required by the charter, the by-laws or applicable law.

     Audit Committee. New CME will have an Audit Committee, composed of directors who are not employees, which will review the results and scope of the audit and other services provided by our independent auditors as well as our accounting and internal control procedures and policies.

     Compensation Committee. New CME will have a Compensation Committee composed of directors who are not employees. It will oversee the compensation and benefits of New CME's management and employees.

     Nominating Committee. This committee will review the qualifications of potential candidates and will propose nominees for the thirteen positions on the board of directors that are nominated by the board. This committee will be comprised of five directors selected by the board. The board will strive to have a Nominating Committee that reflects the diversity of the board. It is expected that seven of the thirteen positions to be filled by the Nominating Committee will be filled with candidates who satisfy the public participation regulatory requirements to which the Exchange is subject. This committee will consider nominees recommended by stockholders if the recommendations are submitted in writing, accompanied by a description of the proposed nominee's qualifications and other relevant biographical information and evidence of the consent of the proposed nominee. The recommendations should be addressed to the Nominating Committee, in care of the Corporate Secretary. Under New CME's by-laws, nominations may not be made at the annual meeting.

Limitation of Liability and Indemnification Matters

   New CME's charter limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

  . any breach of their duty of loyalty to the corporation or its stockholders;

  . acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  . unlawful payments of dividends or unlawful stock repurchases or redemptions; or

  . any transaction from which the director derived an improper personal benefit.

This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies (i.e., injunctive relief or rescission).

   New CME's charter and by-laws provide that it shall indemnify its directors and executive officers and may indemnify its other officers and employees and other agents to the fullest extent permitted by law. We believe that indemnification under the provisions of the by-laws covers at least negligence and gross negligence on the part of the indemnified parties. The by-laws also permit New CME to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity, regardless of whether the by-laws would permit indemnification.

Executive Compensation

   The following table sets forth information relating to the compensation paid to, accrued or earned by our chief executive officers and each of the next four most highly compensated executive officers for services rendered during the year ended December 31, 1999.

                           Summary Compensation Table

                                     Annual Compensation
                                ------------------------------
                                                  Other Annual    All Other
  Name and Principal Position    Salary   Bonus   Compensation Compensation (3)
  ---------------------------   -------- -------- ------------ ---------------
T. Eric Kilcollin (1).......... $143,000 $      0   $      0     $1,063,890
 President and Chief Executive
 Officer (CEO)
Scott Gordon (2)...............        0        0    350,000              0
 Chairman of the Board of
 Directors (CEO)
Fred D. Arditti................  522,500  260,000          0        140,599
 Senior Executive Vice
 President, Planning &
 Development
Gerald D. Beyer................  522,500  210,000          0        132,796
 Executive Vice President and
 Chief Operating Officer
Phupinder S. Gill..............  400,000  160,000          0         80,914
 President, Clearing House
 Division
William W. Jenks...............  270,000  120,000          0         65,111
 Executive Vice President,
 Management Information Systems

--------
(1) Mr. Kilcollin served as President through March 1999. In addition to his salary for the first three months of 1999 and the contributions made on his behalf to the qualified benefit plans outlined in note (3) below, Mr. Kilcollin received a cash payment at the date of his departure in the amount of $1,047,130. This table excludes amounts paid to Mr. Kilcollin under our qualified and non-qualified benefit plans relating to services performed in prior years.
(2) Mr. Gordon served as Chairman of the Board of Directors during 1999 and received a stipend in the amount of $350,000 for these services. He has served as our chief executive officer during the remainder of 1999 following the departure of Mr. Kilcollin.
(3) The following table shows the amount of each category of "all other compensation" earned by each of the named individuals, in addition to the payment described in note (1) above:

                                  401(k)
                                 Matching     Pension    Supplemental    SERP*
                               Contribution Contribution     Plan     Contribution  Total
                               ------------ ------------ ------------ ------------ --------
      Mr. Kilcollin (1).......    $3,960      $12,800      $     0      $     0    $ 16,760
      Mr. Gordon..............         0            0            0            0           0
      Mr. Arditti.............     4,800       14,400       62,599       58,800     140,599
      Mr. Beyer...............     4,800       12,800       56,623       58,573     132,796
      Mr. Gill................     4,800        8,000       25,705       42,409      80,914
      Mr. Jenks...............     4,800       11,200       18,693       30,418      65,111

--------
*  Supplemental Executive Retirement Plan. See description below.

Employee Benefit Plans

   Omnibus Stock Plan. New CME has adopted an Omnibus Stock Plan under which stock based awards may be made to employees of New CME. An aggregate of 2,600,000 Class A shares has been reserved for awards under the plan. Other than the award made during 2000 to Mr. McNulty, described below under "Employment-Related Agreements," no awards have been made to date under the plan.

   The plan authorizes the making or grant of the following types of awards singly, in combination, or in tandem: (i) stock options, which may be either "incentive stock options" (within the meaning of Section 422 of the Internal Revenue Code) or non-qualified stock options; (ii) stock appreciation rights, which allow the recipient to receive a payment equal to the appreciation in market value of a stated number of Class A shares; (iii) stock awards, which may be restricted or unrestricted; and (iv) other stock based awards.

   The plan will be administered by the Compensation Committee of New CME's board. The Compensation Committee has the authority to interpret the plan, to select employees of New CME to receive awards under the plan, and to determine the form, amount and other terms and conditions of the awards. The committee also has the power to modify or waive restrictions on awards, to amend awards and to grant extensions and accelerate awards. No member of the Compensation Committee is eligible to participate in the plan because committee members may not include employees.

   401(k) Plan. The Exchange sponsors a 401(k)-type plan known as the "Tax Efficient Savings Plan," which is a defined contribution retirement plan intended to qualify under Section 401 of the Internal Revenue Code. Employees are eligible to participate in this plan from the first day of employment. The Plan permits additional contributions at the discretion of the Exchange.

   The following table describes the employee and employer contributions permitted under the plan, and the vesting of those contributions:

              Employee
           Contributions                       Employer Contributions
           -------------                       ----------------------
Amount   1-15% of base pay* Matching amount up to 3% of base pay
                            Additional amount up to 2% of base pay based upon
                            specified increases in trading volume

Vesting  100%               100% at end of second plan year following year in which
                            contributions made; 100% after five years of eligible service

--------
*  Subject to plan limits and statutory annual limit.

   The following chart demonstrates how vesting in the non-trading volume matching contributions occurs with respect to a hypothetical employee who was hired on August 1, 1995:

                       Vesting in Matching Contributions

                                         Date the
                Year Contribution      Contribution
                     Is Made          Becomes Vested
                -----------------    -----------------
             1995................... December 31, 1997
             1996................... December 31, 1998
             1997................... December 31, 1999
             1998................... August 1, 2000
             1999................... August 1, 2000
             2000................... August 1, 2000

Also, an employee becomes 100% vested in the matching contributions if they reach age 65 or become disabled or die before they complete five years of service with the Exchange.

   Pension Plan. We also maintain a non-contributory defined benefit cash balance pension plan for eligible employees. To be eligible, an employee must have completed a continuous 12-month period of employment with us and have reached the age of 21. Effective January 15, 1995, the pension plan was amended to provide for an age-based contribution to a cash balance account, and to include cash bonuses in the definition of considered earnings. Our policy is to fund currently required pension costs. Participants become vested in their accounts after five years of service. An individual pension account is maintained for each plan participant. During employment, each individual pension account is credited with an amount equal to an age-based percentage of that individual's considered earnings plus interest at the one-year U.S Treasury Bill rate. The pension account is portable, and vested balances may be paid out when a participant leaves the Exchange.

Alternatively, a participant may elect to receive the balance in the account in the form of one of various monthly annuities. The following is the schedule of the employer contributions based on age:

                                            Employer
                                          Contribution
             Age                           Percentage
             ---                          ------------
             under age 30................      3%
             age 30-34...................      4%
             age 35-39...................      5%
             age 40-44...................      6%
             age 45-49...................      7%
             age 50-54...................      8%
             over age 54.................      9%

   The individuals named below have projected annual retirement benefits, based on current accumulated balances, an annual interest credit rate of 6% and future service to age 65 at current salary levels as follows: Mr. Kilcollin, none; Mr. Gordon, none; Mr. Arditti, $10,600; Mr. Beyer, $51,500; Mr. Gill, $92,600; and Mr. Jenks, $43,600.

   Non-Qualified Plans. The Exchange maintains the following non-qualified plans which are not subject to the Employee Retirement Income Security Act of 1974 under which participants may make assumed investment choices with respect to amounts contributed on their behalf. Although not required to do so, the Exchange invests the contributions in assets which mirror the assumed investment choices. The balances in these plans are subject to the claims of general creditors of the Exchange.

  . Deferred Compensation Plan--The Exchange maintains a deferred compensation plan under which eligible officers and board members may contribute a percentage of their compensation and defer income taxes thereon until the time of distribution.

  . Supplemental Plan--The Exchange maintains a non-qualified supplemental plan to provide benefits for officers who have been impacted by statutory limits under the provisions of the qualified 401(k) and pension plans.

  . Supplemental Executive Retirement Plan ("SERP")--The Exchange maintains a non-qualified, defined contribution plan for senior officers. Under the plan, the Exchange contributes an amount equal to 8% of salary and bonus of eligible employees annually. Post 1996 contributions are subject to a vesting schedule under which each annual contribution begins to vest after three years and is fully vested after five years.

Employment-Related Agreements

 Mr. McNulty

   The Exchange has entered into an employment agreement with James J. McNulty to serve as its President and Chief Executive Officer through December 31, 2003, subject to renewal by mutual agreement of the parties. Under the agreement, Mr. McNulty will receive an annual base salary of $1 million. He is also entitled to an annual incentive bonus based upon the achievement of goals set by the board of directors, which bonus may not exceed the lesser of $1.5 million or, after demutualization, 10 percent of New CME's net income. The agreement provides for reimbursement of business expenses, perquisites, and legal fees associated with the negotiation of the employment agreement. Mr. McNulty will be eligible to participate in other benefit plans available generally to senior officers of the CME. As partial compensation for actual compensation, benefits and programs that Mr. McNulty was, or was reasonably expected to become, entitled to receive from his previous employer, he received a lump-sum payment of $2 million.

   Mr. McNulty has also been granted a non-transferable non-qualified stock option, which is designed to reward him for increasing the value of New CME. If the total value of the Exchange increases, exercise of the option would entitle him to receive essentially 2.5% of the increase above the starting valuation and 2.5% of the increase, if any, in excess of 150% of the starting valuation. If the demutualization is completed, the option would entitle him to purchase from New CME two "baskets" of New CME stock. Each basket is composed of up to 2.5% of the outstanding shares of New CME, although New CME may elect to issue solely shares of Class A common stock or cash upon any exercise. The baskets have aggregate exercise prices of 2.5% and 3.75%, respectively, of the value of the Exchange on the date of commencement of Mr. McNulty's employment. The option will expire in ten years. It may be exercised only if the demutualization transaction is completed, and then only as to the portion of the option that has vested. The option vests 40 percent after the first year and 20 percent in each of the succeeding three years, subject to acceleration in the event of Mr. McNulty's termination without cause or forfeiture in the event of his termination for cause. The option remains exercisable in full for its remaining term following (i) a termination by the Exchange of the employment agreement without cause or due to Mr. McNulty's disability, (ii) a termination of the employment agreement by Mr. McNulty where the Exchange has in effect terminated his employment by moving the Exchange outside metropolitan Chicago, demoting him, significantly reducing his responsibilities or failing to pay him the agreed compensation and benefits under the agreement or (iii) upon the expiration of the original term of the employment agreement. Any vested portion of the option is exercisable for a period of 180 days following a termination by Mr. McNulty of the employment agreement. The Exchange will follow variable accounting for the option up to the date of closing of the demutualization transactions. This accounting method will require quarterly charges or credits to income to recognize a portion of any changes in the value of the option due to changes in the value of Exchange memberships. As a result, the Exchange's reported earnings until the demutualization is completed will be more volatile as a result of fluctuations in the value of those memberships. For example, due to the recent significant increase in membership values, we expect that an expense charge of $1.5 million will be recorded for the option for the first quarter of 2000.

   The agreement provides that it may be terminated by the Exchange due to Mr. McNulty's death or disability, or for cause on thirty days written notice or without cause on ninety days written notice. In addition, Mr. McNulty may terminate the agreement at anytime after one year upon ninety days written notice. He may also terminate the agreement for "good reason" if the Exchange's principal place of business is relocated outside of the Chicago metropolitan area, the Exchange fails, after notice, to pay the agreed-upon compensation or benefits or the Exchange fails, after notice, to rectify a situation in which he is, in effect, terminated due to a demotion or a significant reduction of his responsibilities. The agreement provides that, in the event of a termination without cause by the Exchange, Mr. McNulty shall be entitled to receive his base salary for the remainder of the original term plus one-third of the maximum annual incentive bonus. The agreement also provides that, in the event that Mr. McNulty terminates his employment after its first year on less than ninety days written notice, other than following one of the matters previously described as "good reason," the Exchange may recover from him a sum equal to his annual base salary, computed daily, for each day his notice of termination is less than ninety days. If Mr. McNulty's employment is terminated because of his death or disability, he or his beneficiary will continue to receive the base salary for six months following that termination. In the event of his death, his option will vest and be paid in cash. The Exchange intends to purchase key man life insurance to assist in funding payments that would be required in the event of Mr. McNulty's death.

   In the event the demutualization is not completed by December 31, 2000, either the Exchange or Mr. McNulty may terminate the agreement, subject to conditions, prior to January 31, 2001. In that case, Mr. McNulty shall continue to receive his annual base salary plus one-third of the maximum annual incentive bonus for the remainder of the original term of the agreement unless he becomes employed by a competitor to the Exchange. In addition, his option shall be forfeited.

   The agreement also provides that, if within two years of a "change in control" of the Exchange, Mr. McNulty is terminated by the Exchange or he terminates the agreement as a result of the occurrence of one of the matters described previously as "good reason," he shall be entitled to two times his base salary plus one and one-third times the maximum incentive bonus for which he would have been eligible, provided that the severance payments do not exceed $8 million. The payment would be subject to reduction to the extent that it would otherwise result in the payment of tax under Section 4999 of the Internal Revenue Code. Any unvested portion of his option would immediately vest and become exercisable for a one or three year period, depending upon whether the option securities are registered under the Securities Exchange Act of 1934.

 Messrs. Arditti , Beyer, Gill and Jenks

   The Exchange has employment agreements with each of Messrs. Arditti, Beyer, Gill and Jenks regarding their employment as executives of the Exchange. Each agreement is for an initial period of approximately two years, with the agreement of Mr. Jenks ending June 30, 2000, the agreement with Mr. Gill ending August 31, 2001, the agreement with Mr. Beyer ending April 12, 2001 and the agreement with Mr. Arditti ending June 30, 2001. Unless an agreement is renewed by the parties, it ceases to apply following its expiration even if the covered individual remains employed by the Exchange.

   The agreements provide that annual increases to an Executive's base salary are to be determined by the Exchange in accordance with its compensation policies and practices. The executives are also entitled to participate in a discretionary bonus program and in other benefit plans available generally to Exchange employees and officers.

   The Exchange may terminate an agreement in the event of the executive's death or disability and also may terminate it for cause. The executive may terminate the agreement at any time and for any reason on at least sixty days written notice. In the event of a merger, sale, reorganization or other change in control of the Exchange, the agreements would be binding upon and inure to the benefit of any successor of the Exchange. In the event of a termination of an executive's employment for cause, the executive is entitled to any accrued, but unused, vacation pay.

   An executive's obligations under his employment agreement are suspended in the event that he becomes disabled and receives benefits under the Exchange's long-term disability insurance program, subject to reinstatement if he returns to his original position. If the executive returns to work in a different position or does not return to work at all upon the conclusion of his disability, the employment agreement will be terminated. If employment is terminated due to death or disability, an executive's legal representatives or the executive will receive his base salary for a period of six months following the termination.

   Mr. Arditti resigned his position effective April 1, 2000. Pursuant to an amendment to his employment agreement, he received $640,385 from the Exchange, representing one-year's base salary and his accrued but unused vacation pay as of his resignation date. He also received $197,351, representing his non-vested amounts in the Exchange's Tax Efficient Savings Plan, the Pension Plan for Employees of the Chicago Mercantile Exchange and the Supplemental Executive Retirement Plan. Mr. Arditti and his dependents will remain covered under the Exchange's current health, dental and vision insurance plans until the first anniversary of his resignation. After that date, these benefits will be provided as required under the Consolidated Omnibus Budget Reconciliation Act ("COBRA"). These insurance benefits terminate if Mr. Arditti obtains other employment offering comparable coverage and at the time he first becomes eligible for the coverage. The Exchange also has the right to pay Mr. Arditti to convert his life and accidental death and dismemberment insurance to individual coverage, to obtain equivalent individual coverage or to continue the coverage already in place.

   Messr. Jenks and Beyer resigned their positions effective March 24, 2000 and April 12, 2000, respectively. Pursuant to their separation agreements, the Exchange paid to Messr. Jenks and Beyer severance payments of $108,750 and $1 million, respectively. These sums, in part, satisfied the Exchange's obligations for accrued and unused vacation pay due Messr. Jenks and Beyer as of the effective dates of their resignations. The Exchange also reimbursed them for all business and transportation expenses they had incurred through the dates of their resignations. Mr. Jenks is and, on May 1, 2000, Mr. Beyer will become eligible, at their own cost, for the Exchange's health, dental, and vision insurance plans offered pursuant to the terms of COBRA. This coverage terminates for a former employee once he obtains other employment offering comparable coverage and first becomes eligible for the coverage.

 Mr. Kilcollin

   The Exchange had an employment agreement with T. Eric Kilcollin to serve as its President and Chief Executive Officer from February 1, 1997 through March 31, 2000; however, Mr. Kilcollin resigned effective March 19, 1999. The agreement provided for an initial base salary of $550,000, with increases at the Exchange's sole discretion. Under the agreement, he was eligible for a performance bonus and to participate in the Exchange's staff bonus program. He was also entitled to an annual enhanced pension benefit in an amount equal to ten percent of his base salary for the calendar year plus a gross-up payment to negate the effect of the additional taxes incurred because of the benefit. Under the agreement, he was entitled to reimbursement for various perquisites, an annual lump sum payment of $12,500 for professional services and participation in other benefit plans available generally to Exchange employees and officers.

   Under Mr. Kilcollin's separation agreement, the Exchange paid to Mr. Kilcollin $591,982.96, representing his annual base salary and vacation benefits through the original term of his employment agreement. He also received $155,555, representing reimbursement of costs of perquisites and of professional services he was expected to incur through March 31, 2000 and of amounts owed to him as the enhanced pension benefit, plus an additional bonus of $200,000. The Exchange also agreed to reimburse him, through March 31, 2000, for costs incurred to obtain health, dental, vision, life and accidental death and dismemberment insurance.

   Mr. Kilcollin's interests under the retirement and deferred compensation plans in which he participated became fully vested as of his resignation date. In all other respects, his rights and the Exchange's obligations pursuant to the plans are determined by the terms of those plans. Mr. Kilcollin was paid a single lump sum for amounts payable to him under the Exchange's Senior Management Supplemental Deferred Savings Plan and the Supplemental Executive Retirement Plan. In addition, he was paid $96,189.10, which represents the present value, after a gross-up for income taxes, of the benefits he would have received pursuant to the Pension Plan for Employees of the Chicago Mercantile Exchange, the Exchange's Tax Efficient Savings Plan and the Exchange's Supplemental Deferred Savings Plan had he remained employed with the Exchange through the term of his agreement.

Beneficial Ownership of Management

   The following table lists the shares of capital stock of New CME that will be beneficially owned following the demutualization by each of the directors, each of the executive officers named in the Summary Compensation Table on page 58 and the Exchange's directors and executive officers as a group. This information is based on the beneficial ownership by those persons of Exchange membership interests as of December 31, 1999. There was no person known to the Exchange to be the beneficial owner of more than five percent of the membership interests of the Exchange as of December 31, 1999.

                                              Class B
                                              Shares          Total Equity Expressed in
                                           -------------   --------------------------------
                         Class                                        Equivalent Percent of
   Name of Beneficial      A    Percent of                 Percent of  Class A     Total
        Owner(1)         Shares   Class    Number Series     Class    Shares(2)    Equity
   ------------------    ------ ---------- ------ ------   ---------- ---------- ----------
M. Scott Gordon......... 10,800      *        1    B-2(3)       *       12,000        *
Terrence A. Duffy....... 16,200      *        1    B-1          *       18,100        *
                                              1    B-4
James E. Oliff.......... 10,800      *        1    B-2          *       12,000        *
Robert L. Haworth....... 16,200      *        1    B-1          *       18,000        *
                                              1
Martin J. Gepsman.......  5,400      *        1    B-3          *        6,060        *
                                              6    B-5
Leo Melamed............. 37,800      *        1    B-1(4)       *       42,060        *
                                              1    B-2
                                              2    B-3
                                              6    B-5

                                               Class B
                                               Shares          Total Equity Expressed in
                                            -------------   --------------------------------
                                                                       Equivalent Percent of
   Name of Beneficial    Class A Percent of                 Percent of  Class A     Total
        Owner(1)         Shares    Class    Number Series     Class    Shares(2)    Equity
   ------------------    ------- ---------- ------ ------   ---------- ---------- ----------
John F. Sandner......... 102,600      *        3    B-1          *      113,010        *
                                               2    B-2
                                               6    B-3(5)
                                              14    B-5
H. Jack Bouroudjian.....   5,400      *        1    B-3          *        6,000        *
Timothy R. Brennan......  21,600      *        1    B-1          *       24,020        *
                                               1    B-3
                                               2    B-5
Jeffrey R. Carter.......  21,600      *        1    B-1          *       24,000        *
                                               1    B-3
E. Gerald Corrigan......       0                                              0
Yra G. Harris...........  27,000      *        3    B-2(6)       *       30,000        *
                                               1    B-3
Leslie Henner Burns.....  21,600      *        2    B-1          *       24,020        *
                                               2    B-5
Bruce F. Johnson........  16,200      *        1    B-1          *       18,100        *
                                               1    B-4
Gary M. Katler..........   5,400      *        1    B-3(7)       *        6,100
                                               1    B-4
Paul Kimball............       0                                              0
John Lacey..............       0                                              0
Patrick B. Lynch........  10,800      *        1    B-2          *       12,000        *
Merton Miller...........       0                                              0
William Miller..........       0                                              0
Laurence E. Mollner.....       0                                              0
Patrick J. Mulchrone....  32,400      *        1    B-1          *       36,100        *
                                               1    B-2
                                               1    B-3
                                               1    B-4
John D. Newhouse........  37,800      *        3    B-2          *       42,040        *
                                               1    B-3
                                               4    B-5
Mark G. Papadopoulos....       0               2    B-4          *          200        *
Ward Parkinson..........       0                                              0
Robert J. Prosi.........  27,000      *        1    B-1          *       30,000        *
                                               2    B-3(8)
David M. Pryde..........  97,200      *        1    B-1(9)       *      108,000
                                               3    B-2
                                               9    B-3
                                              17    B-5
Irwin Rosen.............  21,600      *        1    B-1          *       24,010        *
                                               1    B-3
                                               1    B-5
William G. Salatich,
 Jr.....................  16,200      *        1    B-1          *       18,020        *
                                               2    B-5
Verne Sedlacek..........       0                                              0
Leon C. Shender.........   5,400      *        1    B-3          *        6,000        *

                                               Class B
                                               Shares        Total Equity Expressed in
                                            ------------- --------------------------------
                                                                     Equivalent Percent of
   Name of Beneficial    Class A Percent of               Percent of  Class A     Total
        Owner(1)         Shares    Class    Number Series   Class    Shares(2)    Equity
   ------------------    ------- ---------- ------ ------ ---------- ---------- ----------
William R. Shepard......  32,400      *        1    B-1        *       36,050         *
                                               1    B-2
                                               1    B-3
                                               5    B-5
Howard J. Siegel........  21,600      *        1    B-1        *       24,030         *
                                               1    B-3
                                               3    B-5
David I. Silverman......  10,800      *        1    B-2        *       12,000         *
Jeffrey L. Silverman....  16,200      *        1    B-1        *       18,020         *
                                               2    B-5
Paul Simon..............       0                                            0
Fred D. Arditti.........       0                                            0
Gerald D. Beyer.........       0                                            0
Craig S. Donohue........       0                                            0
Phupinder Gill..........       0                                            0
David G. Gomach.........       0                                            0
William W. Jenks........       0                                            0
Donald D. Serpico.......       0                                            0
Carol B. Sexton.........       0                                            0
Directors and Executive
 Officers as a group.... 507,600                                      564,980      1.96

--------
  * Less than one percent.
(1) The address for all persons listed in the table is Chicago Mercantile Exchange, 30 South Wacker Drive, Chicago, Illinois 60606.
(2) Class A equivalent shares are based on the number of Class A shares and the number of Class A shares that each series of Class B shares owned is considered to represent. See "Description of Common Stock" under "Description of Capital Stock of New CME."
(3) Share will be held in a trust over which Mr. Gordon will have investment and voting power.
(4) Mr. Melamed will have voting and investment power over the indicated shares, which are owned by Sakura Dellsher, Inc.
(5) Mr. Sandner will have voting and investment power over two series B-3 shares held by RB&H Financial Services L.P.
(6) Mr. Harris will have sole voting power over one series B-2 share.
(7) Mr. Katler will have voting power over one series B-3 share.
(8) Mr. Prosi will have voting power over one series B-3 share.
(9) Mr. Pryde will have voting power over each of the series B-1, B-2, B-3 and B-5 shares, which will be owned by several employees of his employer, J. P. Morgan Futures, Inc.

                                    BUSINESS

   Founded in 1898, the Exchange is one of the world's leading exchanges for the trading of futures and options on futures contracts, with total volume in 1999 of approximately 201 million contracts. The underlying value of the commodities involved in transactions (often referred to as the "notional value"), a comprehensive measure of economic activity, was approximately $138 trillion in 1999--exceeding that of any other derivatives exchange in the world. According to industry data, we ranked third worldwide among major futures exchanges in volume of contracts traded in 1999. That data also showed that we ranked second in terms of open interest--representing the number of futures contracts and options positions outstanding at the close of trading. From our origins as a small agricultural market, we have evolved into a major financial center offering a diverse range of contracts based on interest rates, equity indices, foreign currencies, agricultural commodities and other underlying instruments and risk-based activities.

   We operate markets for the trading of commodity and financial futures contracts, as well as options on futures contracts. These contracts have been developed through our extensive research and development efforts and through relationships that we have developed with market participants and other financial institutions. We operate traditional open outcry auction markets where members trade among themselves for their own account and the account of their customers in a room known as a pit. We also operate an electronic trading system--now known as our GLOBEX2 system--and were one of the first major futures exchanges in the world to develop an electronic system. We also match, clear, settle and guarantee all transactions executed on the Exchange through the CME Clearing House, and we engage in extensive regulatory, compliance, market surveillance and financial supervision activities designed to ensure market integrity and provide financial safeguards for users of our markets. Our traditional open outcry and electronic trade execution services provide "price discovery" and trade matching services that offer market participants complete price transparency, anonymity and immediacy. Our Clearing House provides market participants with clearing, settlement, risk management and guarantee services that provide near immediate transaction finality, resulting in the mitigation of counterparty credit risk. We also market and distribute valuable real-time and historical market data generated from trading activity in our markets to users of our products and related cash and derivative markets.

   Market participants include many of the world's largest banks and investment firms. These participants use our products for hedging, risk management, asset allocation, and speculation. Other market users include financial institutions, such as public and private pension funds, mutual funds, hedge funds and other managed funds, insurance companies, corporations, commercial banks, professional independent traders, and retail customers. Our users can be broadly categorized as hedgers or speculators--depending on whether they transfer risk or accept risk. Hedgers are market participants who want to transfer price risk in an underlying commodity (e.g., cattle) or financial instrument (e.g., cash foreign currency or an interest rate swap agreement). Speculators, on the other hand, accept price risk and attempt to make profits through buying and selling futures contracts by anticipating price changes. A speculator has no interest in making or taking delivery of the underlying commodity. Our members serve as liquidity providers for our markets and as financial intermediaries for customers who use our products.

   We have developed innovative and cost-effective products, execution and order routing systems, and clearing systems that have led to substantial volume and to the benefit of our members and customers. As indicated in the chart below, volume in our products remains strong and substantially greater today than volume prior to 1994, despite recent fluctuations in volume. Fluctuations in interest rate volatility, declines in currency volatility, growth in equity trading, and the business cycle of the U.S. economy have led to the fluctuations in our volume.

                             [CHART APPEARS HERE]

   Presently, derivatives markets are experiencing significant and rapid changes due to relaxation of regulatory barriers and advances in technology. Foreign exchanges and exchange-like enterprises operated by or for banks and broker-dealers have gained increased access to U.S. markets through regulatory concessions. Computer and telecommunications systems today can efficiently and economically bring buyers and sellers together, presenting new challenges to centralized open outcry auction markets. These changes are lowering barriers to entry and creating a lower cost business model, forcing traditional exchanges to streamline their operations and reduce costs. Large market users, and the threat of competition, will force exchanges to seek more efficient trading, processing and clearing facilities. We have responded to these challenges, and positioned the Exchange to preserve and enhance our current business, by implementing technology to streamline our trade execution and clearing facilities, by refining our existing products and developing innovative new products to satisfy customer demands, and by continually enhancing the ability of our independent traders to provide liquidity in our markets.

   In order to continue to enhance our ability to compete in this dynamic marketplace, our organizational strategy is to convert the Exchange to a demutualized for-profit corporation. We intend to improve our governance and managerial structure by reducing our board size and focusing the role of the board on traditional oversight activities. We will reduce significantly the number and responsibility of existing committees and will enhance and expand the responsibility and authority of our management and professional staff. The demutualization will also reduce members' petition and referenda rights, except for the approval rights reserved to Class B stockholders with respect to Core Rights. We believe that demutualization will better enable us to strengthen, expand and defend our core business.

   Our core business consists of four main areas: development of risk management products; operating execution facilities for those products; providing clearing and settlement services; and collecting and selling market data. Revenues from the first three business areas referred to in the preceding sentence are derived from bundled clearing and transaction fees, which represented 66% of total 1999 revenues. Revenue from the dissemination of market quote data represented 21% of total 1999 revenue.

Products

   The range and diversity of the products that may be traded on the Exchange's facilities contributes significantly to our success. These products include futures contracts and options on futures contracts based upon interest rates, stock indices, foreign currencies, agricultural commodities and other underlying instruments and risk-based activities. We also offer exchange-for-physical transaction ("EFP") markets. These transactions involve simultaneous transactions in the futures and cash commodity markets in which one party establishes or liquidates a futures position in one of our products and the other party sells or purchases the underlying cash commodity. We have a research division and a marketing division to support market participants and foster the trading and development of current and future products. Our research and marketing staffs meet regularly with market users, members and clearing members to determine whether our current products, facilities and services meet these participants' needs and whether modifications or enhancements are necessary. Our research and marketing staffs also develop new product ideas in consultation with market users and other financial institutions. The charts below depict the distribution of trading volumes and clearing fee revenues across our four major product sectors.

                             [CHART APPEARS HERE]

   Interest Rate Products. Our interest rate product line includes our Eurodollar futures and options contracts. Eurodollar futures and option contracts are a short term interest rate product and constitute one of the most successful products in our industry. The notional value of outstanding Eurodollar futures contracts typically exceeds $2.5 trillion on any given day. We also trade contracts based upon other short-term U.S. and foreign interest rates, such as one-month LIBOR, which stands for London Interbank Offered Rate, contracts and Euroyen. Eurodollars are U.S. dollars on deposit in commercial banks outside of the United States. The Eurodollar market has burgeoned over the past thirty years into a major international capital market as the dollar has become a world reserve currency. Eurodollar deposits play a major role in the international capital markets. The interbank market for immediate (spot) and forward delivery of offshore dollars is deep and liquid, giving banks the ability to fund dollar loans to foreign importers without incurring currency exchange risks. Our market users are generally banks and other financial institutions that face interest rate risks from their lending and borrowing activities or their activities as dealers in OTC interest rate swaps and structured derivative products. Many swap dealers use our Eurodollar and other interest rate contracts to hedge and/or arbitrage their money market swaps and to convert a floating interest rate exposure to a fixed rate exposure. A significant number of our clearing member firms are affiliates of major domestic and international banks who utilize our interest rate markets for their proprietary trading activities. Asset managers also use our interest rate products to lengthen the effective maturity of short-term investment assets by buying futures contracts, or shorten the effective maturity by selling futures. Our contracts are an attractive alternative when physical restructuring of a portfolio is not possible or when futures transaction costs are less than the cash market transaction costs.

   Market users take advantage of the flexibility and liquidity of the Eurodollar products we trade, which span forty-four contract months covering ten years of short-term interest rate risk. Further, by trading multiple contract months, market users can hedge and speculate on long-term interest rate movements. We have introduced innovative product extensions--Eurodollar Bundles and Packs--in order to facilitate these trading strategies. Eurodollar Bundles allow traders to simultaneously buy or sell a pre-packaged 1-, 2-, 3-, 4-, 5-, 7- or 10-year "strip" of individual contracts in a single transaction, rather than constructing the same positions with individual contracts. Similarly, Eurodollar Packs allow traders to simultaneously purchase or sell a consecutive series of four Eurodollar futures. To benefit further market users, we have implemented a series of product enhancements in recent years. We introduced quarter-tick (smaller price increment) trading for "front-month expiring" (contracts closest to expiration) Eurodollar and LIBOR futures and options contracts and we expanded half-tick trading through the twentieth quarterly Eurodollar expiration. We also implemented all-or-none trading in the quarterly expirations of Eurodollar futures, and in Eurodollar options contracts, permitting transactions to be executed in full, at the size and price specified. All of these changes have reduced costs and enhanced efficiency for market participants.

   As depicted in the chart below, our interest rate product trading volumes have fluctuated over the last five years. These fluctuations reflect primarily changes in central bank monetary policies and changing levels of interest rate volatility during these periods, rather than reflecting successful competition from other exchanges or increased use of alternative products or markets by market users. Presently, many banks that use Eurodollar futures have adopted internal systems that allow separate divisions within the bank to offset their positions as an alternative to using our markets. Despite these activities, volume in these products continues to remain strong, and they constitute a significant part of our business.

                             [CHART APPEARS HERE]

   Stock Index Products. We offer trading in futures and options contracts based upon the S&P 500(R) and Nasdaq 100(R) stock indices, as well as other domestic and foreign small, medium and large cap indices. Over 90% of our volume in stock index products is in products based on the S&P 500 Index, to which we have an exclusive contract. Standard & Poor's Corporation designed and maintains the S&P 500 Index to be an accurate proxy for a diversified equity portfolio representing a broad cross-section of the U.S. equity market. The index is based upon the stock prices of five hundred large-capitalization companies. In 1999, the total notional value of S&P 500 futures contracts traded was $9.7 trillion compared to the $8.9 trillion value of stocks traded on the New York Stock Exchange. The Nasdaq 100 Index, also known as the "technology index," is based on the one-hundred largest non-financial stocks listed on the Nasdaq stock market. These products give market users the ability to hedge their equity portfolios, to gain exposure efficiently to U.S. and foreign equity markets without the execution and capital costs of implementing their trading strategy in the underlying cash markets, to take advantage of spread opportunities between different sectors of the market, to enhance the return or yield on an underlying portfolio of stocks or commodities, and to diversify a portfolio. Market users include public and private pension funds, investment companies, mutual funds, insurance companies and other financial services companies that benchmark their investment performance to different segments of the equity markets.

   As depicted in the chart below, our equity index product trading volumes have increased substantially in the last two years. In addition, we currently have about a 90% market share in all U.S. listed stock index futures and options on futures. Our dominance in this market reflects the liquidity that our members provide, as well as the fact that the S&P 500 Index is the U.S. financial standard for benchmarking stock market returns. In addition to the overall strength of the U.S. equity markets, our equity index volume growth in 1998 and 1999 is attributable to a one-half reduction in the size of our S&P 500 futures contract in November 1997, making the contract more attractive to smaller institutions. To benefit market users of our equity index products, we have introduced flexible term options on our equity index futures. These options allow users to more precisely tailor expiration dates, strike prices, the exercise style, and various other features of our standardized options contracts, in order to meet their needs and complement their trading strategies.

                             [CHART APPEARS HERE]

   We have had a licensing arrangement with Standard & Poor's Corporation since 1980 that gives us the exclusive right to trade futures and options on futures contracts on specified S&P stock indices, including the S&P 500. In 1997, we extended this arrangement until 2008, ensuring the continued success and expansion of this market. Our Nasdaq 100 license agreement will also continue until 2005.

   In 1997, we launched our highly successful E-Mini S&P 500 futures and options contracts and, in 1999, we launched our E-Mini Nasdaq 100 futures contracts. These contracts, which are traded both by electronic trading on GLOBEX2 and open outcry pit trading, are one-fifth the size of our principal S&P 500 and Nasdaq 100 futures contracts, and are designed to appeal to our growing retail and small institutional customer segment. The method of execution for these E-Mini products is determined by the size of the order. Smaller orders utilize complete electronic order entry, routing and trade matching via GLOBEX2. Larger orders are executed by open outcry on the trading floor via our innovative all-or-none facility. This facility allows pit transactions to be executed in full, at the size and price specified. Since their introduction, trading volumes in these products have grown rapidly. As the chart below indicates, quarterly volume in our E-Mini S&P 500 futures and options contracts recently exceeded three million contracts. The strong growth pattern is indicative of the strength of the U.S. equity markets, as well as the increasing prevalence of sophisticated retail customers interested in Internet access and day trading. We expect continued growth in our existing E-Mini markets and to develop E-Mini versions of some of our other products that will attract retail customers and small institutions.

                             [CHART APPEARS HERE]

   Currency Products. Since developing financial futures for currencies in 1972, we have built a strong presence in foreign currency trading, providing traders, investors and risk managers with tools to hedge their risk from foreign exchange market movements. Average daily turnover in the interbank foreign exchange market exceeds $1 trillion, making this market the world's largest. The interbank foreign currency market is dominated by large banks and multinational corporations. The Exchange provides an attractive alternative to this market by offering foreign currency futures and futures options contracts so that large and small investors alike can have equal access to the world of foreign exchange. We offer futures and options on futures contracts on the world's major currencies, including, among others, the Euro, Deutsche mark, Japanese yen, British pound, Canadian dollar, French franc, Swiss franc, Mexican peso, and Australian dollar. Users of these markets are institutions such as banks, hedge funds, commodity trading advisors and corporations with foreign currency exposures, and retail customers who speculate for profit on foreign currency price movements. To benefit market users and compete effectively with the interbank foreign currency market, we have introduced all-or-none trading whereby larger currency futures orders are filled in their entirety at a single price, without the possibility of partial fills. Additionally, foreign currency all-or-none transactions can occur outside the bid/ask or daily high/low for regular futures contracts, and market participants can receive competitive quotes from multiple market makers.

   As indicated in the charts below, our foreign currency futures and options product trading volumes have declined significantly in the last five years, while our foreign currency EFP transaction volumes have increased. The decline in our futures and options trading volumes reflect several different trends: bank consolidations and increased use of internal netting mechanisms by our bank customers, reduced volatility in cash foreign currency markets, and the introduction of the Euro and subsequent phasing out of major European currencies. We also face significant competition in this product sector from the interbank foreign currency market, which offers comparable and highly liquid cash and forward rate agreement trading facilities in these foreign currencies. Despite declines in our foreign currency futures and options trading volumes, however, the growth in foreign currency EFP transactions and EFP fees have stabilized revenues from our currency products.

   Additionally, we have launched new E-Mini currency products based on the Euro and the Japanese Yen that we are targeting toward the developing electronic retail customer base opened up by the prevalence of on-line Internet trading of equities, and by our developing franchise in E-Mini equity products.

   Agricultural Products. Agricultural products were the core from which we started at the turn of the last century. The Exchange has maintained a strong franchise in our agricultural products, including contracts based on cattle, hogs, pork bellies, dairy products, and other agricultural commodities. Our market users include agricultural producers of commodities, food processors, and retail customers. Extensive revisions to existing contracts and the development of new products have led to stable volume and modest growth in this product sector in recent years. Our agricultural product trading volumes are depicted in the chart below. We believe that continuing consolidation and restructuring in the agricultural sector, and the reduction or elimination of government subsidies, could provide growth in our agricultural markets as large producers and processors adopt formal hedging and risk management programs.

                                  [BAR GRAPH]

   Other Products. We offer several interest rate, currency and index contracts based upon the emerging markets of the world, providing tools for managing the risk associated with emerging market financial flows, investments and foreign exchange transactions. We also developed the first exchange-traded credit and temperature-related weather derivatives contracts. We believe these contracts will create new risk management opportunities for credit institutions and insurance companies that face risks in their lending and insurance activities. The CME Quarterly Bankruptcy Index, the world's first exchange-listed consumer credit derivatives contract, is designed to allow credit card companies and other lenders in the $1.4 trillion consumer credit market to hedge risk associated with the escalating number of U.S. bankruptcy filings in recent years. Our Heating Degree Day and Cooling Degree Day futures and options on futures are designed to help businesses protect their revenues during times of depressed demand or excessive costs because of unexpected or unfavorable weather conditions. Weather affects an estimated 20 percent of the $9 trillion U.S. economy, and the over-the-counter market in managing weather-related risk has grown significantly over the past few years.

Execution Facilities

   We operate two trade execution facilities--open outcry trading pits and GLOBEX2. Both offer our users secure and reliable facilities, immediacy of trade execution, anonymity, and price transparency. Both the trading pits and GLOBEX2 are state-of-the-art trading environments supported by substantial infrastructure and technology for order routing, trade reporting, market data dissemination, and market surveillance and regulation.

   Open Outcry Trading. Open outcry trading occurs in individual pits on our two trading floors and represent ninety-two percent of our total volume in 1999. The pits are the centralized meeting place for floor brokers and independent traders to trade contracts. Orders for market participants not on the floor are relayed to brokers for execution in the pits. The trading floors, covering 70,000 square feet, have tiered booths surrounding the pits from which clearing member firm personnel can communicate with customers regarding current market activity and prices and receive orders either electronically or by telephone. In addition, our trading floors display current market information and news on wallboards hung above the pits.

   GLOBEX2 Electronic Trading. Our original GLOBEX System, which we jointly developed in partnership with Reuters, was introduced in 1992. GLOBEX2, the second generation system we introduced in 1998, is based on the Nouveau Systeme de Cotation developed and licensed to us by our GLOBEX2 partner, ParisBourse. GLOBEX2 maintains an electronic, centralized order book and trade execution algorithm for futures and futures options contracts and allows users to directly enter orders into the order book. Initially, these systems were used to offer our products to market users after the close of our regular daytime trading sessions. Today, however, we trade some of our most successful products virtually around the clock on our GLOBEX2 system, including our E-Mini S&P 500 futures and options contracts, E-Mini Nasdaq 100 futures, E-Mini Euro FX futures and E-Mini Japanese Yen futures. In 1999, in response to customer interest, we initiated simultaneous "side-by-side" electronic and open outcry trading in our most successful contracts--Eurodollar futures and options-- expanding market users' alternatives for trade execution facilities. Most recently, we have initiated trading exclusively on our GLOBEX2 system, in some foreign currency cross-rate contracts, and in innovative new credit and weather derivatives products. Eight percent of our 1999 volume was traded on GLOBEX2 and, as indicated in the table below, our yearly GLOBEX2 volume has grown rapidly. GLOBEX2 trading volume has increased from 210,000 contracts in 1992, when the original system was launched, to more than sixteen million contracts in 1999. Through 1998, GLOBEX2 volume doubled every year since 1996.

                                  [BAR GRAPH]

   GLOBEX2 users include clearing member firms, locals, market makers, commodity trading advisors and individuals that have been issued electronic trading hours permits. In response to the rapid growth in electronic trading of financial instruments, we are significantly expanding the functionality, capacity and distribution of GLOBEX2. The flexibility of the open architecture design of GLOBEX2 allows us to add new products to the system and to easily and quickly increase processing throughput.

   Technology Supporting our Execution Facilities. We have enhanced our open outcry and electronic markets with automation and cost efficiencies that will help us to retain our competitive advantage of instant liquidity for market users. In order to streamline the trading operations of our members and link our existing order routing technology, we have developed an application programming interface, CME FIX API(TM), designed to route orders efficiently from independent software vendors' and clearing member firms' order management systems to our trading floors and to GLOBEX2.

   As indicated in the diagram below, orders are sent from the end user or member's trading application, through our secure network, and then delivered to CUBS(TM), TOPS Route(TM) or GLOBEX2. These systems then execute in the case of GLOBEX2 or, in the case of CUBS and TOPS Route, route the order to the trading floor for execution and return the fill information back to the member or end user. CUBS enables our floor brokers standing in the pits to electronically receive orders and report fills to the order originator by providing an electronic direct link between a clearing member firm's order desk and a filling broker. TOPS Route, our electronic order entry, routing, and fill reporting system, expedites the flow of orders permitting clearing member firms and their customers to electronically route orders directly to our trading floors. TOPS Route also generates fill reports and transmits trade records to member firms' back office systems. TOPS Route can be accessed from a dedicated TOPS Route terminal or through a firm's proprietary system connected via the CME FIX API. GalaxC(TM), introduced in 1999, is our proprietary wireless handheld unit that offers our local floor traders the ability to enter limit orders and execute against orders resting on GLOBEX2, and to execute trades in the cash foreign currency markets. Our development of links between open outcry, electronic trading and electronic order routing will provide market users with greater access to the liquidity and execution facilities we provide.

                                  [FLOW CHART]

   We are also expanding global access, virtually twenty-four hours a day, to our trading, clearing and risk management facilities. Recognizing the growth in electronic trading and our ability to expand our product reach around the globe, we have nearly doubled the number of dedicated GLOBEX2 terminals in use. In addition to the thousands of order routing terminals that interface with our GLOBEX2 trading environment, we have over 1,200 GLOBEX2 execution terminals in the United States and throughout the world: 855 in the U.S. (not including over 300 on our two trading floors) and 54 terminals internationally (Europe, Asia, Bermuda). In addition, many firms and customers route orders to GLOBEX2 via the Internet, further extending electronic access to our markets. Our ten largest retail-oriented clearing members have full Internet order routing capabilities, including the ability to execute trades, check account balances, and gain on-line access to quotes and charts.

   In addition to technology, we offer market users other trade execution efficiencies. For example, in 1992, we introduced the Average Price System(TM)
(APS), which enables clearing member firms to compute and confirm average prices when multiple prices are received on the execution of an order or series of orders during a single trading day. APS was developed to address the difficulty account managers have when an order representing multiple accounts is executed at different prices. These account managers sometimes prefer to use alternative dealer markets where a single price execution is available--although sometimes at less favorable prices. APS provides our market users with the operational flexibility they need, while also providing the transparent, competitive and efficient pricing that we provide in our markets.

Clearing

   The CME Clearing House clears, settles, nets and guarantees performance of all matched transactions in our contracts. Unlike most other exchanges, the Exchange owns and operates the Clearing House, enabling the Exchange to achieve the closest possible coordination between its clearing functions and its other main business areas of risk management, new product initiatives, customer service and competitive issues. At each settlement cycle, the Clearing House "marks-to-market" all open positions by calling for payments from clearing members whose positions have lost value, and by paying clearing members whose positions have gained value. The Clearing House marks all open positions to market at least twice a day--more often if market volatility warrants. The diagram below illustrates the daily mark-to-market and settlement activities of Clearing House.

                                  [FLOW CHART]

   Our ability to conduct a minimum of two daily settlement cycles helps to protect the financial integrity of the Clearing House, our clearing member firms, and market participants. This ability enables the Clearing House to identify more quickly any clearing firms that may not be able to satisfy the financial obligations resulting from changes in the prices of their open contracts before those financial obligations become exceptionally large and jeopardize the ability of the Clearing House to insure performance on their open positions. The CME Clearing House has a perfect record for performance on its obligations, and no clearing member firm has ever failed to perform on its obligations to the CME Clearing House. On an average day, we act as custodian for approximately $20 billion in performance bond assets, and we move an average of $990 million of settlement variation funds through our clearing system. As indicated below, our Clearing House guarantees the performance of our contracts with approximately $64 billion in available assets.

          CME Clearing House Available Assets as of December 31, 1999
                                 (in millions)

Aggregate Performance Bond Deposits by Clearing Member Firms........... $17,686
Market Value of Pledged Memberships....................................     137
CME Surplus Funds......................................................      36
Security Deposits of Clearing Members..................................     308
Common Bond of Clearing Members........................................  46,353
                                                                        -------
    Total.............................................................. $64,520
                                                                        =======

   The CME Clearing House guarantee of performance is a significant attraction of our markets: our market users do not need to evaluate the credit of each potential counterparty or limit themselves only to a selected set of counterparties. This increases the potential liquidity available for each trade and reduces the costs of using our markets. Additionally, the substitution of the CME Clearing House as the counterparty to every transaction allows our market users to establish a position with one party, and then to offset the position with another party. This contract netting process provides our market users with significant flexibility in establishing and adjusting positions.

   In order to ensure performance, we establish and monitor financial requirements for our clearing members and set minimum performance bond levels for our traded products. The CME Clearing House holds performance bond collateral to cover the largest reasonable losses between marks-to-market. It typically seeks to cover at least ninety-five percent of all daily price changes in each product. The Clearing House uses its proprietary SPAN(R) system, which targets performance bonds to risks, to simulate the gains and losses of complex portfolios. We utilize risk management and financial surveillance programs. These programs are designed to prevent the accumulation of losses, ensure the availability of sufficient resources to cover future obligations, promptly detect financial and operational weaknesses, and allow swift and appropriate action to be taken to rectify any financial problems.

   In the unlikely event of a clearing member payment default, we would apply the following assets of the clearing member to cover the member's payment obligation:

  . security deposit,

  . performance bonds, and

  . any other available assets, which could include proceeds from the sale of any memberships owned by or assigned to the clearing member.

If the payment default remains unsatisfied, then the following assets would be applied to address the deficit:

  . surplus funds of the Exchange

  . security deposits of other clearing members, and

  . funds collected through the assessment of a common bond against all other clearing member firms.

The Exchange also maintains an unsecured, confirmed $350 million line of credit agreement with a consortium of banks in order to ensure adequate liquidity to deal with a clearing member payment default. This line of credit may also be utilized if there is a temporary problem with the domestic payments system that would delay payments of settlement variation between the Clearing House and clearing members.

   The Clearing House also manages final settlement on all CME contracts, including cash settlement, physical delivery of selected commodities, and option exercise and assignment. Although more than ninety-five percent of all futures contracts are liquidated before the expiration of a contract, the remainder must be delivered according to detailed specifications. The Clearing House acts as the delivery agent for all contracts. This ensures that timely delivery of the exact quality and quantity specified in a contract is made by the seller, and that full and timely payment is made by the buyer.

   Our objective is to offer the highest possible risk management services and financial safeguards to our clearing member firms while providing maximum capital efficiencies to users of our markets. In 1999, we enhanced our financial safeguards by increasing our security deposit pool from $125 million to $305 million. We also introduced net margining in proprietary accounts, thereby reducing capital costs for our clearing member firms by an estimated $900 million a day. We implemented risk-based capital requirements to match more closely the capital requirements of our clearing member firms to the actual risks borne by those firms.

   In order to achieve further capital efficiencies for our clearing member firms, we have also established our Interest Earning Facility(TM), two money market funds managed by a third party investment manager, to allow clearing member firms to enhance the yields that they receive on their performance bond collateral deposits with the Clearing House. We currently have approximately $1 billion in balances in these funds, which are benchmarked against the ninety-day U.S. Treasury Bill average yield. Because initial and maintenance performance bonds, as well as profits in some of our contracts, are denominated in various foreign currencies, the Clearing House offers the Moneychanger(TM) Service to its clearing member firms. This service provides traders with access to overnight funds in various foreign currencies at competitive bid/ask spreads free of charge for the transfer of funds to satisfy the terms of a futures contract.

   To support our objective to provide firms with high quality clearing services, we have developed in conjunction with the New York Mercantile Exchange a state-of-the-art clearing system, Clearing 21(R), which processes reported trades and positions on a real-time basis, providing users with instantaneous information on trades, positions, money and risk exposure. Clearing 21 supports futures and options products, securities, and cash instruments, as well as complex new product types including combinations, options on combinations, options on options, swaps, repurchase and reverse repurchase agreements, and other instruments. Through Clearing 21 workstations, our clearing member firms can electronically manage their positions, exercise options, enter transactions related to foreign currency deliveries, manage collateral posted to meet performance bond requirements, and access all of our other on-line applications. Together with the GLOBEX2, we offer straight through electronic processing of transactions in which an order is electronically routed, matched, cleared, and made available to the clearing firm's back office systems for further processing.

   The Clearing House's highly sophisticated SPAN system has now been adopted by over thirty other exchanges and clearing organizations worldwide. SPAN simulates the effects of changing market conditions on a complex portfolio and uses standard options pricing models to determine a portfolio's overall risk. SPAN then generates a performance bond requirement that covers the largest reasonable overnight loss.

   We have led the derivatives industry in establishing cross-margining agreements with other leading clearing houses that reduce capital costs for clearing member firms and users of our markets. The cross-margining agreements permits an individual clearing house to recognize a clearing firm's open positions at other clearing houses that produce risk offsets and to lower capital requirements. We have implemented, or are in the process of implementing, cross-margining arrangements with The Options Clearing Corporation, Commodity Clearing Corporation, the Board of Trade Clearing Corporation, the London Clearing House, the Singapore Exchange Derivatives Clearing and Clearnet.

   The CME Clearing House has the operational capacity and organizational expertise to extend its services flexibly and efficiently to a range of potential new products and also to other exchanges and trading platforms.

Market Data

   Our markets generate valuable information regarding prices and trading activity in our products. We sell our "market data," which includes bids, offers, trades, and trade size to banks, broker-dealers, public and private pension funds, investment companies, mutual funds, insurance companies, individual investors, and other financial services companies or organizations that use our markets or monitor general economic conditions. Revenue from market data represented approximately 21% of our revenue during 1999, and has grown at an annual rate of 5.6% over the last five years. In general, the price information is sent via dedicated networks to 115 worldwide quote vendors who consolidate our market data and information with that from other exchanges and third party data and news services and resell the consolidated data and information to their subscribers. These quote vendors distribute our market data through dedicated networks, the Internet, and wireless handheld devices. We currently have over 36,000 subscribers of our real time market data who display the data on over 175,000 screens. The market data supplied by the Exchange is central to trading activity in our products and to trading activity in related cash and derivatives markets. The dissemination of real time data generates revenue and supports our customer bases with timely market information.

   We believe that the evolution of technology and the financial services industry will change the existing distribution channels, sales methods and pricing structure for market data. These changes might adversely impact our sale of market data. Increases in the volume of electronic trading, the use of the Internet as a distribution mechanism, and increases in the use of our products by individual retail investors will all impact the sale of our market data. We have created marketing programs to stimulate usage of our market data, and we have begun to enter into new business relationships with companies that develop value-added computer-based applications that use our market data to provide specific insights into the dynamics of trading activity in our listed contracts.

International Alliances

   We are expanding our network of international alliances and partnerships with other exchanges in order to offer our products to customers on a global basis and to access the existing distribution capabilities of some of our partners' electronic trading systems. We have established the GLOBEX Alliance with the derivatives markets operated by ParisBourse in France, The Singapore Exchange Derivatives Trading Limited, the Bolsa de Mercadorias y Futuros in Brazil, and the Montreal Exchange. We have also entered into a partnership with the London International Financial Futures & Options Exchange and its clearing partner, the London Clearing House. Through these alliances, partnerships and relationships, we intend to offer our customers capital efficiencies by cross-margining mutually agreed upon highly correlated products and trading efficiencies by interconnecting our trading platforms and networks of each exchange and by harmonizing trading rules and interfaces. Additionally, when mutually beneficial, we will share in the cost of developing technology. We seek to expand these alliances to include other foreign and domestic markets.

Marketing Programs and Advertising

   Our marketing programs target both institutional and retail customers. Our marketing programs for institutional customers aim to inform highly sophisticated traders, portfolio managers, corporate treasurers and other market professionals about novel uses of our products, such as new hedging and risk management strategies. We also strive to educate these users about changes in product design, margin requirements and new clearing services. Our marketing typically involves the development of personal relationships with professional traders who actively use our markets. We participate in all major domestic and international trade shows and seminars regarding futures and options and other derivatives products. In addition, we sponsor educational workshops and marketing events designed to educate market users about our new products. Through these relationships and programs, we ascertain the needs of our customer base and we use information from them to drive our product development and product maintenance efforts.

   We advertise our products and our brand name to increase our trading volumes. Our advertising strategy is twofold: to maintain awareness and familiarity among our institutional target customers and to generate awareness among our growing retail audience. Our primary method of communication is with print media, using both monthly trade magazines and daily business publications. We are also committing media dollars to Internet advertising given the growth of the medium and the synergies with our electronically traded products.

Competition

   We face a variety of competitors and competing marketplaces and products. We compete by offering market participants efficient, cost-effective and liquid marketplaces for trade execution through both open outcry and electronic trading platforms, broadly disseminated and transparent market and quotation data, a financially secure clearing system, access to market making, superior product design, and state-of-the-art technology. Additionally, we are continually enhancing our products and providing additional efficiencies to our customers. For example, to address competitive threats to our Eurodollar market, we have implemented trading in half-tick and quarter-tick increments; we have introduced mid-curve options and Eurodollar packs and bundles, and we have changed the final settlement procedures for these contracts to meet the needs of our customers. Additionally, we offer Eurodollar participants both open outcry and electronic trading platforms to choose from for trade execution. We believe we are well prepared to meet potential competition, and we are committed to maintaining the technology, services, market integrity and liquidity that make us an industry leader.

   Over-the-counter markets for interest rate and currency swaps, for cash currencies, and for other bilaterally negotiated derivative products compete with our products. However many of the participants in the over-the-counter markets use our products to hedge the risk they acquire in the over-the-counter markets. These over-the-counter markets depend heavily upon bilateral credit support; therefore, they tend to be dominated by large financial institutions with very high credit ratings. As a result, participation in these markets by some market participants and financial institutions with lesser credit ratings is sometimes limited or more expensive. The mutualization of risk offered by our Clearing House guarantee, and the mitigation of counterparty credit risk, allows us to service a broader segment of customers in these financial markets.

   In addition to competition from other exchanges that offer comparable derivative products, we also face competition from other financial exchanges, from electronic trading systems, from consortia of end users and futures commission merchants, and from technology firms. Other financial exchanges have trading platforms and financial market expertise that may lead them to consider listing copies of our non-equity products. These potential competitors would still need to obtain the regulatory approval, establish market liquidity, and develop derivative product clearing services.

   Electronic trading firms that currently specialize in the trading of equity securities have electronic trade execution and routing systems that can be used to trade products that compete with our products. Typically, while these firms have advanced electronic and Internet technology, significant capitalization, and competitive pricing, they lack the overall market liquidity, distribution, neutrality and market integrity offered by our electronic and open outcry trading platforms. They also lack the financial security and guarantees offered by our Clearing House. In many cases these electronic trading systems do not have the regulatory systems and approvals to trade products that compete directly with ours.

   Consortia owned by member firms and large market participants also may become our competitors, particularly with respect to our Eurodollar futures and options contracts. For instance, BrokerTec Global LLC, a proposed electronic inter-dealer fixed income broker, has announced its intention to develop or acquire a facility for electronic trading of U.S Treasury securities, Euro-denominated sovereign debt and other fixed income securities and futures related products. All of the members of BrokerTec Global LLC are either clearing member firms of the Exchange or affiliates of our clearing member firms, and are significant participants in the Eurodollar market. Similarly, Electronic Brokerage System, a partnership of major market-making banks, has an electronic trading system for currencies and short-term forward rate agreements that are very similar to our Eurodollar futures contract.

   Technology companies, market data and information vendors, and front end software vendors also represent potential competitors because, as purveyors of market data, these firms typically have substantial distribution. As technology firms, they also have access to trading engines that can be connected to their data and information networks. Additionally, technology and software firms that develop trading systems, hardware and networks but who are otherwise outside of the financial services industry may be attracted to enter our markets.

Our Members

   We are presently owned by our members who have purchased seats on the Exchange. Members and individuals who have leased seats from members can execute trades for their own accounts or for the accounts of customers of clearing member firms. The trades of members and lessees of memberships for their own accounts qualify for lower fees in recognition of the market liquidity that their trading activity provides. Members and lessees also benefit from market information advantages that may accrue from their proximity to trading activity on the trading floors and from access to the GLOBEX2 order book. Memberships are purchased from existing members at prevailing market prices. There are four types of memberships: CME, IMM, IOM and GEM, each with different trading privileges and voting rights. All membership applicants are subjected to a thorough review process and must be approved.

   Members can buy or sell memberships through mechanisms maintained by the Exchange.

                      High/Low Sale Prices of Memberships
                                 (in thousands)

                                                                             GEM
                 CME             IMM             IOM            GEM       Fraction
           --------------- --------------- --------------- ------------- -----------
Year  Qtr.  High     Low    High     Low    High     Low    High   Low   High   Low
----  ---- ------- ------- ------- ------- ------- ------- ------ ------ ----- -----
1998  1    $ 480.0 $ 459.0 $ 400.0 $ 390.0 $ 275.0 $ 255.0 $ 45.0 $ 38.0 $ 4.3 $ 3.5
      2      410.0   390.0   335.0   210.0   245.0   135.0   30.0   21.5   3.6   1.5
      3      333.0   251.0   242.5   180.0   151.0   110.0   28.0   15.0   2.3   1.5
      4      325.0   276.5   208.0   181.5   140.0   115.0   18.0   15.0   2.0   1.5
1999  1      340.0   310.0   275.0   217.5   205.0   127.0   18.0   18.0   1.9   1.6
      2      345.0   320.0   250.0   222.0   190.0   173.0   18.5   15.0   1.9   1.6
      3      480.0   345.0   330.0   240.0   225.0   191.0   16.0   12.5   1.7   1.4
      4      550.0   450.0   400.0   320.0   248.0   220.0   22.0   17.0   2.7   1.6

--------
Source: Exchange records.

 Individual Members

   Our Membership Committee reviews applicants and conducts proceedings to determine whether candidates meet our membership criteria. Additionally, registration or a temporary license to act as either a floor broker or a floor trader must be granted by the National Futures Association before an individual can begin trading on the Exchange's trading floors. All members must be guaranteed or qualified to trade by a clearing member before they may personally execute a transaction on the Exchange. With respect to GLOBEX2, qualified members may obtain a terminal to trade for their own accounts and participate in the P-M-T Limited Partnership, the owner of the GLOBEX2 system, as Class A Limited Partners.

   CME Division. The Chicago Mercantile Exchange division membership entitles the holder to execute trades in all futures and options contracts listed on the Exchange. There are 625 CME division memberships.

   IMM Division. The International Monetary Market ("IMM") division membership entitles the holder to execute trades in all currency and interest rate futures and options contracts, as well as the contracts assigned to the IOM and GEM divisions (defined below). There are 813 IMM division memberships.

   IOM Division. Membership in the Index and Option Market ("IOM") division entitles the holder to execute trades in all stock index futures contracts, random length lumber futures contracts, all options contracts, and all contracts assigned to the GEM division. There are 1,287 IOM division memberships.

   GEM Division. The Growth and Emerging Markets ("GEM") division membership entitles holders to execute trades in all growth and emerging market currency, stock index and interest rate products that are assigned to that division by the board. When the GEM division was created in 1995, each member of the Exchange's other three divisions received a fractional GEM membership, and 50 memberships were sold to eligible third parties. GEM fractions may be sold and combined to create, together with the 50 full memberships that were sold to third parties, a total of 467 full memberships.

 Clearing Members

   An Exchange clearing member firm must satisfy our legal and financial requirements, as well as the requirements imposed by the CFTC. Nearly all of our clearing members are registered futures commission merchants. Clearing membership entitles the firm to execute orders on the Exchange and to clear resulting positions through the Exchange Clearing House. We have seventy clearing members.

   The right to be a clearing member in New CME will require an ownership interest equivalent to current requirements. Exchange rules require that each Exchange clearing member must own or have assigned to it at least two CME memberships, at least two IMM memberships and at least two IOM memberships. Additionally, due to a rule change that occurred in May 1987, a clearing member which was an IMM Class A clearing member on or prior to May 6, 1987, was allowed to own or have assigned to it at least one CME membership, three IMM memberships, and two IOM memberships. Twenty-two clearing firms were grandfathered under this rule, which was amended so that clearing members would no longer be divided into two different classes. The goal of the change was to consolidate clearing members into one group for uniformity and simplicity. Finally, after November 3, 2000, each clearing member must have at least one GEM membership assigned to it. The rules also require that at least one CME, one IMM, one IOM and one GEM membership assigned to the clearing member must be owned by the clearing member or an officer, principal or partner with an acceptable proprietary interest.

   Upon completion of the demutualization transaction, each clearing member will be required to satisfy the above-described criteria by owning Class A shares and Class B shares in an amount reflecting the total shares allocated to the clearing member in respect to the memberships held by it for purposes of meeting those requirements. New CME management may choose to alter these ownership interest requirements.

Other Business Relationships And Subsidiaries

   P-M-T Limited Partnership. P-M-T Limited Partnership is an Illinois limited partnership and a partially-owned subsidiary of the Exchange. It was formed in 1988 to initiate the development of the GLOBEX system. P-M-T owns all rights to electronic trading of the Exchange's products. It has entered into contractual arrangements with the Exchange for the provision of services in connection with the operation of the system and the provision of related support services. The Exchange charges P-M-T for these services. The Exchange is the sole general partner of P-M-T. In addition, P-M-T has 1,695 owners of its Class A limited partnership interest and 57 owners of its Class B limited partnership interests. The following table indicates the number of units held by the Exchange and by members:

                                                   Number of Units Held By
                                             -----------------------------------
                                      Number     Exchange           Members
                                        of   ----------------- -----------------
           Limited Partner Class      Units  Number Percentage Number Percentage
           ---------------------      ------ ------ ---------- ------ ----------
      A.............................. 4,786   321       6.7%   4,465    93.3%
      B..............................    90    34      37.7       56    62.3

   Class A limited partnership interests are held by CME, IOM and IMM members. Class B limited partnership interests are held by clearing member firms.

   GFX Corporation. GFX Corporation is a wholly-owned subsidiary of the Exchange. It was established by the Exchange for the purpose of maintaining and creating liquidity in our foreign currency futures contracts. Experienced foreign currency traders employed by GFX buy and sell our foreign currency futures contracts using our GLOBEX2 system. Offsetting arbitrage transactions using futures contracts or spot foreign currency transactions with approved counterparties in the interbank market are used to limit risk. GFX does not seek to profit from its trading and seeks to minimize risk. GFX's net trading gains amounted to $2.4 million in 1999, $4.8 million in 1998 and $2.2 million in 1997.

   CME Trust. The Chicago Mercantile Exchange Trust was established in 1969 to provide financial assistance, on a discretionary basis, to customers of any clearing member that becomes insolvent. The Exchange funded the Trust through contributions, which were tax deductible until a June 1996 closing agreement with the Internal Revenue Services largely discontinued the availability of the deduction. The Trust presently contains $42.7 million in assets as the result of the contributions, investment income on the trust assets, and the absence of payments from the Trust. The trustees of the fund, who are also members of the Exchange's board of directors, have discretion to use the fund to satisfy customer losses in the event a clearing member fails or is in such severe financial condition that it cannot meet a customer's obligations provided that those customers' losses are related to transactions in Exchange contracts. Neither the Exchange nor its members have any residual interest in the assets of the Trust.

Intellectual Property

   We regard substantial elements of our brand name, marketing elements and logos, products, market data, software, and technology as proprietary, and we attempt to protect these elements by relying on trademark, servicemark, copyright and trade secret laws, restrictions on disclosure and other methods. For example, with respect to trademarks, we have registered marks in more than twenty countries.

   We are undertaking a review of our intellectual property to identify property and methods of doing business which should be protected, the extent of current protection for that property and the availability of additional protection. We believe that our various trade and service marks have been registered where needed. Recent legal developments allowing patent protection for methods of doing business hold the possibility of additional protection, which we are examining.

Employees

   As of December 1, 1999, we had 1,054 full-time equivalent employees. We consider our relations with our employees to be good. We have never had a work stoppage, and none of our employees are represented by a collective bargaining agreement. However, since 1982, we have had an understanding with the International Union of Operating Engineers, Local 399, AFL-CIO, relating to building engineers at the headquarters building. At present, there are seven employees to whom this understanding applies.

Facilities

   The Exchange's principal executive offices are located at 30 South Wacker Drive, Chicago, Illinois 60606. Our telephone number is (312) 930-1000. Our trading floor operations are also located there. We occupy approximately 430,000 square feet of office space under a lease that expires in 2003 and 70,000 square feet of trading floor space under a lease with the CME Trust. The trading arena has state-of-the-art wallboard price display systems, order-routing and communications systems. On November 1, 1998, we entered into a first extension of our lease with the CME Trust, and we have an option on three additional extensions which will secure the availability of our trading facility until October 2026. We maintain backup facilities for electronic systems in separate office towers at 10 and 30 South Wacker Drive, Chicago, Illinois. We also maintain remote offices in leased office space in Washington D.C., London, England and Tokyo, Japan. We believe that our facilities are adequate for our current operations and that additional space can be obtained if needed.

Legal Proceedings

   From time to time, we are involved in legal proceedings and litigation arising in the ordinary course of business. As of the date of this prospectus, except as described below, we are not a party to any litigation or

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

other legal proceeding that, in our opinion, could have a material adverse effect on our business, operating results or financial condition. While the ultimate results of these proceedings against the Exchange cannot be predicted with certainty, management of the Exchange believes that the resolution of these matters will not have a material adverse effect on its consolidated financial position or results of operations.

   In May 1999, Victor Niederhoffer, Niederhoffer Investments, Inc., and several commodities pools controlled by Victor Niederhoffer filed a complaint against the Exchange and a number of unidentified employees, officials and members in federal district court in Chicago, under the Commodity Exchange Act. (Niederhoffer Intermarket Fund, L.P., et al. v. Chicago Mercantile Exchange, No. 99 C 3223 (N.D. Ill.)) The complaint charges that the Exchange failed to enforce its rules relating to the establishment of settlement prices on specified dates and that as a consequence Niederhoffer, the pools, and their futures commission merchant suffered damages of at least $105 million. Based on extensive pre-complaint investigation, discovery conducted to date, and advice from legal counsel, we believe that the lawsuit is without merit and that the plaintiffs are unlikely to prevail.

   On May 5, 1999, the Exchange, the Chicago Board of Trade, the New York Mercantile Exchange, and Cantor Fitzgerald, L.P., were sued by Electronic Trading Systems, Inc. in the United States District Court for the Northern District of Texas (Dallas Division) for alleged infringement of Wagner United States patent 4,903,201, entitled "Automated Futures Trade Exchange." The patent relates to a system and method for implementing an electronic, computer-automated futures exchange. Defense of the Exchange has been undertaken by attorneys for EuroNext, the licensor of our trading system and a subsidiary of ParisBourse, pursuant to an indemnification agreement. EuroNext has reserved its rights under that agreement in the event that any modifications to the licensed system made by us result in liability. Counsel for EuroNext have advised us that they do not believe that our licensed system infringes the patent. Regardless of the outcome of the proceeding, we believe that the indemnification agreement and the probability that a license will be available preclude any material effect on the Exchange.

   Several GEM members have complained that the proposed demutualization transaction does not allocate Class A shares to them. These members sought to bring their complaint before an appropriate committee of the Exchange, as required by Exchange rules. The board has determined, however, that their complaint is premature until the demutualization transaction is approved by the members and all preconditions to the effectiveness of the transaction are satisfied. If, at that time, these members continue to have a complaint regarding the allocation of Class A shares, it is expected that the matter will be referred to, and handled in accordance with, the internal dispute resolution provisions of the Exchange's rules. The Exchange's rules require that disputes be settled by mandatory arbitration. These members could seek an injunction to prevent the consummation of the demutualization transaction, although the Exchange believes that there is an adequate remedy in the form of money damages in the event that their claims are upheld and that, as a result, an injunction should not be issued. The Exchange believes that the allocation proposed in the demutualization transaction is fair and reasonable.

Regulation

 Regulation of the U.S. Futures Industry

   Futures and options contracts, which are traded on futures exchanges, are subject to regulation by the CFTC under the CEA. Futures exchanges in the United States and elsewhere are subject to extensive regulation. Clearinghouses affiliated with futures exchanges are similarly regulated. Our business activities fall within the scope of this law and these regulations. We are a designated contract market licensed by the CFTC.

   As a matter of public policy, regulatory bodies in the United States and the rest of the world are charged with safeguarding the integrity of futures markets and with protecting the interests of investors participating in those markets and in the cash markets underlying futures contracts. The Exchange maintains broad powers to ensure that free and open markets exist for the trading of futures and options contracts. In addition to its trading regulations, the Exchange has the power to take immediate action in dealing with an abrupt change in factors influencing futures markets in order to ensure orderly trading. In the United States, the CFTC is the federal agency responsible for the administration of the CEA.

   The CEA and CFTC rules govern most aspects of our operations and impose many affirmative obligations that can be costly and burdensome. Our ability to continue operating depends on continued compliance with the CEA and CFTC rules and regulations. Our ability to list new contracts is dependent on that compliance. If we fail to comply, the CFTC may conduct administrative proceedings which can result in censure, fine, the issuance of cease-and-desist orders or the suspension of our designation as a contract market.

 Changes in Existing Laws and Rules

   Additional legislation or regulation, or changes in existing laws and rules or their interpretation, may directly affect our mode of operation and our profitability. The CFTC has recently adopted regulations that will reduce the cost and burdens of listing new contracts for trading. Proposals for changes to the CEA that have been suggested by other regulators might be less favorable to our business. The regulations under which we have operated since 1974 may be changed in a manner that will permit unregulated competitors and competitors in other regulated industries to duplicate our markets and trade our products.

   The CEA requires all futures contracts to be executed on an exchange that has been approved by the CFTC. The exchange trading requirement has been modified by CFTC regulations to permit privately negotiated swap contracts to be transacted in the over-the-counter market. At the end of 1998, according to data from the Bank for International Settlements, the total estimated notional amount of outstanding over-the-counter derivative contracts was $80 trillion compared to $13.5 trillion for exchange-traded futures and options contracts. The CFTC exemption under which the over-the-counter derivative market operates precludes the over-the-counter market from using exchange-like electronic transaction systems and clearing. These limitations on the exemptions granted to the over-the-counter market have been called into question by a recent report of the President's Working Group on Financial Markets ("PWG"). The PWG is made up of the Treasury Secretary, and the Chairmen of the SEC, the CFTC and the Board of Governors of the Federal Reserve System.

   The PWG advocates a complete exemption from the CEA for some principal-to-principal derivative exchanges that provide trade execution services comparable to those performed by the Exchange. The customers who may access those exchanges are also significant customers of regulated exchanges like ours. The PWG does not recommend equivalent treatment for the existing electronic markets operated by regulated exchanges. The PWG recommends legislation that will permit CFTC-regulated clearing organizations to clear futures, options on futures contracts, and OTC derivatives that are not securities or securities options. In contrast, the PWG recommends permitting banks and SEC-regulated clearing organizations to clear financial derivative contracts, as well as equities, government securities, repurchase and reverse repurchase agreements, and other instruments. Finally, the PWG recommends permitting banks and broker-dealers, and their affiliates, to operate currency futures markets for retail customers without being subject to regulation under the CEA. All of the PWG proposals are likely to increase the number and quality of competitors who provide execution and clearing services for standardized derivative contracts.

   A February 2000 CFTC staff report suggests that the CFTC use its exemptive power to create a regulatory environment that will permit the futures industry to accommodate itself to real world conditions. Its goal is regulation by oversight rather than prescription. The degree of regulation proposed is directly related to the characteristics of the product and the type of customer that has direct or indirect access to the market, with retail customer markets being subject to greater regulation. The CFTC will not discriminate against open outcry markets in favor of electronic systems. The report's proposals, if adopted, should reduce our costs and increase our efficiency.

   Various congressional committees are in the process of drafting legislation to implement the suggestions of the PWG and the CFTC staff. Industry groups and other regulators are lobbying for changes to the CEA. We cannot predict the outcome of these efforts.

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

                      WHERE YOU CAN FIND MORE INFORMATION

   We have filed with the Securities and Exchange Commission a registration statement on Form S-4 with respect to the common stock offered in this document. This document, which constitutes a part of the registration statement, does not contain all the information in the registration statement or the exhibits and schedules that are part of the registration statement. For further information with respect to New CME and its common stock, please see the registration statement and the exhibits and schedules that are part of the registration statement. You may read and copy this document and any subsequent documents we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the Public Reference Room. Our SEC filings are also available to the public from the SEC's Web site at http://www.sec.gov.

   Because of the offering, we will become subject to the information requirements of the Securities Exchange Act. We will fulfill our obligations with respect to those requirements by filing periodic reports, proxy statements and other information with the SEC. Those reports, proxy statements and information may be inspected and copied at the Public Reference Room referred to above. We intend to furnish holders of our common stock with annual reports that include annual consolidated financial statements audited by an independent certified public accounting firm and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

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

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS

   The following discussion should be read in conjunction with our consolidated financial statements appearing elsewhere in this document.

Historical Overview

   We are currently a not-for-profit company and have operated in a manner consistent with that structure. During the 1980's, we held the position as the world's second largest derivatives exchange with volume growing from 25 million contracts in 1981 to in excess of 100 million in 1989. Revenues increased steadily over that period and, with a relatively fixed cost structure, profits added to a growing working capital position. In addition, members' equity grew from $17.0 million in 1980 to $89.0 million at the end of 1990. We continued to expand our open outcry markets, and in 1994 volume exceeded 200 million contracts traded. In 1993, we internally financed the construction of a second 37,000 square foot trading floor and began developing Clearing 21. During the 1990's, we continued to reinvest profits in product development and promotion that gave customers new hedging and trading instruments and expanded our product offering. In addition, we positioned ourselves for the future by adding to our working capital position, making ongoing investments in electronic trading and expanding strategic alliances.

   The competitive landscape changed in the 1990's with increased competition from the over-the-counter market and the emergence of new electronic exchanges. Working capital at the end of 1998 was $92.6 million. During 1999, we made significant investments in technology infrastructure, trading floor technology and performance upgrades to GLOBEX2. We financed these strategic initiatives, in part, through working capital, which declined to $66.8 million at December 31, 1999.

   The chart below and related overview is based on financial results for the year ended December 31, 1999. Management believes they present a fair representation of our sources of revenue and expense categories.

                                    [CHART]

   Clearing fees, transaction fees and quotation data fees account for 87% percent of total revenues. Investment income, communications charges to our members and clearing member firms and other operating revenue comprise the remaining 13% of revenues.

   Clearing and transaction fees include GLOBEX2 fees and other volume related fees, and account for 66% of our revenues. Revenue from clearing fees is very sensitive to volume and changes in product mix which drives the average rate per trade. During 1999, the average rate per trade was 69c and is a function of the following factors:

  . Product mix (1999 volume: futures 80%, options 16%, EFPs 4%)

  . Account ownership status (member, lessee, customer, etc.)

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

  . Product (licensed, non-licensed, E-Mini, etc.)

  . Trading venue (open outcry, GLOBEX2)

                                    [CHART]

   The fluctuation in the rate per trade over the six year period is due to several factors. Fee reduction programs and product promotion fee waivers put downward pressure on the average rate per trade. Conversely, increases in the EFP surcharge and the relative growth in GLOBEX2 volume have increased the average rate per trade. Specifically, 8c of the increase in the rate per trade from 1998 to 1999 is related to the end of the fee reduction program that was in place during 1998, while approximately 3c is attributable to the rapid growth in GLOBEX2 volume in 1999.

   Pricing decisions for clearing fees are based on two primary factors. First, based on the competitive environment, we may raise or lower fees to address the business threat. Second, and somewhat related to the first, during times of excess profit, the board may take action to reduce fees to build customer loyalty and increase pricing pressure on the competition. In 1998, we implemented a fee reduction initiative which resulted in a $16.9 million reduction in clearing fees and an additional $1.0 million waiver of lessee brokerage fees. In addition to the 1998 fee reduction program, in 1997 we reduced fees from August 1 through December 31. Fees were raised again in 1998, but not back to the original rates that were in effect prior to August 1, 1997. The graph below illustrates the effect of fee reduction programs on clearing revenue.

                                    [CHART]

   The second largest source of revenue, amounting to 21% of total revenue in 1999, is quotation data fees from the sale of market data. We have contractual relations with over 100 vendors who act as value-added resellers. The vendors disseminate the data to over 36,000 subscribers and remit the exchange data fee to us. Revenue growth in this key area has increased at a compounded annual rate of 6.5% over the past ten years. The number of subscribers, the revenue driver, has increased at a similar pace.

   Other revenues, which make up 13% of total revenues, are derived from telecommunications services provided to members, investment income and from various services provided to members.

                                    [CHART]

   Our operating expenses have increased significantly since 1997 primarily due to increased staffing and expenditures for technology projects. For 1999, salaries and benefits accounted for 40% of our expenses as both the trading floor and the systems development and maintenance areas required large investments in human capital. The next largest category, professional fees and outside services, represents 14% of total expenses in 1999 and is primarily related to information technology consultants that are working on strategic initiatives. Also included in this category are legal fees and license fees. The communications and computer maintenance category accounts for 14% of our expenses and includes expenses to support the GLOBEX2 network, computer equipment and software and the cost to maintain the trading floors and tenant phone systems which are administered by our Telecommunications Department. The telecommunications revenue approximately offsets the related expense. Occupancy related to staff offices, trading floors and remote offices represent 8% of the expenses in 1999. Depreciation and amortization account for 13% of total expenses. Together, occupancy and depreciation and amortization make up our fixed costs and account for 21% of the budget. The last two categories, other operating expenses and marketing and promotion, account for only 11% of our expenses.

   In general, the results of operations reflect our not-for-profit membership structure. Only a very small percentage of our expenses are variable, thus, revenues from volume increases flow directly to operating income. Since we do not distribute earnings, we increase spending on discretionary items and reduce fees as a way of providing value to our members and improving the competitive position of the Exchange.

Results of Operations

 1999 Compared to 1998

   Revenues of $208.5 million for the year ended December 31, 1999, increased $13.3 million compared to the prior year. Clearing fees and GLOBEX2 transaction fees were $138.5 million in 1999, representing an increase of $14.0 million over 1998. This increase is attributable primarily to the effect of a program which reduced clearing fees approximately $17.9 million in the fourth quarter of 1998, offset by an 11% decrease in volume from 226.6 million contracts traded in 1998 to 200.7 million contracts traded in 1999. There was no similar fee reduction program during 1999. The decrease in volume was primarily due to reduced volatility, continued consolidation of institutional customers and a slowdown in business as customers prepared for Y2K. Low inflation, stable economic conditions, and the absence of world financial crises, such as the Asian financial

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

crisis which added to our interest rate product volume in 1998, contributed to reduced volatility and decreased volume in interest rate products. Revenue from quotation data fees in 1999 was $43.0 million, an increase of $3.0 million compared to 1998, resulting from an increase in the number of subscribers. Investment income decreased $1.0 million due to a decrease in average invested balances. Other revenues decreased $2.6 million as a result of a reduction in trading revenues from our GFX subsidiary and a lower level of member fines. These reductions were partially offset by $1.7 million in revenues from GLOBEX2 terminal charges for which there were no similar charges in 1998.

   Operating expenses in 1999 were $201.8 million, an increase of $20.8 million over 1998. Expenses increased as a result of technology advancements in the areas of GLOBEX2, trade order processing systems, hand-held trading devices, infrastructure improvements, and the support of both open outcry and electronic trading systems. Salaries and benefits increased $8.6 million in 1999 to $81.0 million, reflecting additional technology staff and merit increases. Occupancy expense decreased $1.9 million in 1999 due primarily to a reduction in rent expense for the trading floor resulting from our exercise of an option to extend the term of the lease. Professional fees, outside services and license fees amounted to $28.3 million in 1999 and include significant expenditures for GLOBEX2, Year 2000 compliance, trading floor systems, recruiting, legal services and S&P license fees. These expenses increased $0.3 million compared to 1998, and are net of capitalized software development costs as described in the following paragraph. Communications and computer and software maintenance expenses increased $5.7 million in 1999 primarily due to the expansion of the GLOBEX2 electronic trading network. Depreciation and amortization expense increased $7.3 million in 1999 as a result of computer equipment additions and the amortization of capitalized software development costs. Public relations and promotion expenses decreased $1.9 million compared to 1998, reflecting a reduction in advertising and new product promotions. Other operating expenses increased $2.7 million in 1999 to $13.4 million due to increases in equipment lease interest, travel, board stipends, department supplies, staff training, and state and local sales and use taxes.

   We adopted Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1") effective January 1, 1999, and accordingly, commenced capitalizing certain costs of developing internal use software which would otherwise have been expensed under our previous accounting policy. Costs capitalized during 1999 amounted to $15.3 million, and consist primarily of staff salaries and outside consulting costs. Amortization of capitalized software development costs in 1999 amounted to $0.9 million.

   Income from continuing operations, before a deduction for limited partners' interest in the earnings of P-M-T Limited Partnership and a provision for income taxes, was $6.6 million in 1999, representing a decrease of $7.5 million compared to 1998. The limited partners' interest in the earnings of P-M-T was $2.1 million in 1999, $0.7 million less than 1998 as a result of a $1.0 million decrease in operating income of the partnership.

   The provision for income taxes decreased in 1999 to $1.9 million compared to $4.3 million in 1998 as a result of lower pre-tax income in 1999. The increase in our effective income tax rate from 38% in 1998 to 41% in 1999 was primarily due to greater nondeductible expenses, including costs associated with our pending demutualization transaction.

   Net income for the year ended December 31, 1999, was $2.7 million compared to $7.0 million for the year ended December 31, 1998.

 1998 Compared to 1997

   Revenues for the year ended December 31, 1998, were $195.2 million compared to $177.6 million for 1997. Clearing fees and GLOBEX2 transaction fees increased to $124.6 million from $116.9 million in 1997 primarily due to a 13% increase in volume from 200.7 million contracts traded in 1997 to 226.6 million contracts traded in 1998. Trading volume on GLOBEX2, included above, increased 122% to 9.7 million contracts traded in 1998. The revenue impact of this increased volume was partially offset by a $16.9 million fee reduction program and an additional $1.0 million waiver of lessee brokerage during the fourth quarter of 1998. Quotation data fees increased to $40.1 million in 1998 from $37.7 million in 1997 as a result of an increase in subscribers and devices in service. Communication fees of $8.1 million increased $0.2 million, or 3%, over 1997. Investment income increased $1.9 million to $10.1 million in 1998 due to an increase in the average invested balance which more than offset the impact of declining interest rates. Other operating revenue increased to $12.3 million from $6.9 million primarily due to an increase in GFX trading revenues and systems consulting fees we received for enhancements to the CLEARING 21(R) system.

   Total expenses in 1998 were $181.0 million compared to $158.6 million in 1997. The increase was due primarily to new strategic initiatives, electronic trading and other technology projects and enhancements. Salaries and benefits increased $5.5 million to $72.4 million in 1998 due primarily to increases in salaries and bonuses compared to the prior year. Professional fees, outside services and license fees of $28.0 million were $11.1 million greater than in 1997 primarily due to expenses associated with the strategic planning process and increased spending on GLOBEX2, Year 2000 compliance and trading floor technology. Expenses for communications and computer equipment increased $5.5 million due, in large part, to communications cost related to the GLOBEX2 network.

   Income from continuing operations, before a deduction for limited partners' interest in the earnings of PMT and a provision for income taxes, was $14.2 million in 1998, a decrease of $4.9 million compared to the $19.1 million recorded in 1997. The primary reason for the decrease was the clearing fee reduction program and waiver of lessee brokerage for the period October 12, 1998, through December 18, 1998. The limited partners' interest in the earnings of P-M-T was $2.8 million for 1998 compared to zero in 1997. Under the terms of the partnership agreement, the CME, as general partner, absorbed P-M-T's entire 1997 loss of $0.9 million.

   The provision for income taxes on income from continuing operations, at an effective tax rate of 38%, was $4.3 million in 1998 compared to $7.0 million for the same period in 1997. The loss from discontinued operations during the year ended December 31, 1997, consists of operating losses and the write-off of certain assets of the CME Depository Trust Company, which ceased operation in September 1997. No further adjustments were required in 1998. CME Depository Trust Company had been developing collateral management services for the over-the-counter derivatives market. It had not reported any revenue, and the Exchange determined that additional developmental efforts were not warranted. Net income was $7.0 million for the year ended December 31, 1998, compared to $8.7 million for the year ended December 31, 1997.

Financial Position

   Total assets increased to $301.7 million at December 31, 1999, from $293.2 million at December 31, 1998. Current assets decreased to $176.7 million at December 31, 1999, from $203.3 million at December 31, 1998, due primarily to a decrease of $27.6 million in investment securities. Property, net of accumulated depreciation, increased to $93.5 million at the end of 1999 compared to $71.3 million at the end of 1998 primarily due to purchases of computer equipment to support technology and electronic trading both on and off the trading floor. Other assets increased to $31.4 million from $18.6 million at the end of 1998 due primarily to an increase of $14.4 million in capitalized software development costs net of accumulated amortization, an increase in computer software of $1.3 million, and an increase of $1.6 million in securities held in connection with deferred compensation plans partially offset by a $4.5 million decrease in net deferred tax assets. At December 31, 1999, we held cash, cash equivalents and investment securities of $74.4 million, had working capital of $66.8 million and had a current ratio of 1.6-to-1. This compares to cash, cash equivalents and investment securities of $102.6 million, working capital of $92.6 and a 1.8-to-1 current ratio at December 31, 1998.

   Total liabilities increased to $133.0 million at December 31, 1999, from $126.3 million at December 31, 1998. Current liabilities decreased to $110.0 million at December 31, 1999, from $110.7 million at December 31, 1998. A decrease in accounts payable in 1999 was largely offset by an increase in the current

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

portion of long-term debt and an increase in cash performance bonds and security deposits. The limited partners' interest in PMT Limited Partnership increased to $3.0 million at December 31, 1999, compared to $0.9 million a year earlier due to 1999 net income of this consolidated partnership in the amount of $2.6 million. Long-term debt consists of the long-term portion of capitalized lease obligations and increased to $8.1 million at December 31, 1999, from $5.0 million at December 31, 1998. Other liabilities increased to $11.9 million at December 31, 1999, from $9.8 million at December 31, 1998, due primarily to a $1.6 million increase in deferred compensation liabilities. Members' equity was $168.7 million at December 31, 1999, and $166.9 million at December 31, 1998.

Liquidity and Capital Resources

   For the year ended December 31, 1999, net cash provided from operating activities was $13.3 million, a decrease of $12.1 million from $25.5 million in 1998. This decrease was primarily due to an increase in capitalized software development costs in 1999. For the year ended December 31, 1998, net cash provided from operating activities was $25.5 million, a decrease of $0.6 million from $26.1 million in 1997.

   For the year ended December 31, 1999, net cash used in investing activities decreased to $11.3 million from $19.9 million in 1998. Purchases of computer equipment and other property increased $18.7 million in 1999 compared to 1998. This increase was more than offset by an increase of $27.3 million in net sales of investment securities in 1999 compared to 1998. For the year ended December 31, 1998, net cash used in investing activities decreased to $19.9 million from $24.6 million in 1997 due primarily to reduced net investment purchases in 1998.

   Net cash used in financing activities consisted of $2.7 in payments on capital lease obligations in the year ended December 31, 1999, and a cash distribution to P-M-T limited partners in the amount of $2.0 million during the year ended December 31, 1998.

   For the year ended December 31, 1999, interest payments amounted to $0.7 million and consisted primarily of interest paid on capital lease obligations. New capital lease additions increased $1.8 million to $7.9 million in 1999 from $6.1 million during 1998.

   The Exchange is a designated contract market for futures and options on futures, and clears and guarantees the settlement of all futures and options contracts traded in our markets. The Clearing House maintains an unsecured committed line of credit with a consortium of banks in the amount of $350 million to provide liquidity and capacity to pay settlement variation to all clearing members even if a clearing member fails to meet its financial obligations to the Clearing House. This line of credit is renewed annually and has never been utilized.

   We expect that the principal use of funds in the foreseeable future will be to fund operations, capital expenditures and working capital, and anticipate that existing cash and investment balances will be sufficient to meet our needs for at least the next year.

Market Risk

 Interest Rate Risk

   Interest income from investment securities, temporary cash investments and cash performance bonds and security deposits amounted to approximately $7.9 million in 1999. Realized and unrealized gains (losses) on our investment portfolio amounted to approximately $(1.4) million, $0.6 million and $0.6 million in 1999, 1998 and 1997, respectively. An increase (decrease) in market interest rates would have a corresponding increase (decrease) on interest income from temporary cash investments, cash performance bonds and security deposits, variable rate investment securities and new purchases of investment securities. An increase (decrease) in market interest rates would also result in an opposite increase (decrease) in the fair value of investment securities held. At December 31, 1999, our investment portfolio consisted primarily of U.S. government agency and state and municipal securities, including approximately $8.4 million in variable rate securities. Contractual maturities and interest coupon rates for fixed rate investment securities at December 31, 1999 were as follows (dollars in thousands):

                                                                     Weighted
                                                         Principal    Average
      Year                                                Amount   Interest Rate
      ----                                               --------- -------------
      2000..............................................  $ 5,689      5.3%
      2001..............................................   22,220      6.1%
      2002..............................................    7,911      6.4%
      2003..............................................    6,000      5.2%
      2004..............................................    9,300      6.0%
                                                          -------      ----
          Total.........................................  $51,120      5.9%
                                                          =======      ====

 Derivative Trading Risk

   Through our GFX trading subsidiary, we engage in the purchase and sale of CME foreign currency futures contracts to promote liquidity in our markets, and enter into offsetting arbitrage transactions using futures contracts or spot foreign currency transactions to limit market risk. Net position limits are established for each trader and currently amount to $6 million in aggregate notional value. At December 31, 1999, we held futures positions with a notional value of approximately $4 million, offset by a similar amount of spot foreign currency positions resulting in a zero net position. All positions are marked to market through a charge or credit to income on a daily basis. Net trading gains amounted to $2.4 million, $4.8 million and $2.2 million in 1999, 1998 and 1997, respectively.

 Accounting for Stock Option Agreement

   Our President and Chief Executive Officer, James J. McNulty, received a non-qualified stock option upon the commencement of his employment with the Exchange on February 7, 2000. The agreement provides that he has the opportunity to receive a portion of the appreciation in equity values over a stated period. The option is designed to reward him for increasing the value of the Exchange, as measured by the increase in aggregate membership values up to the date of demutualization and the increase in the value of common stock after demutualization. Total expense relating to the option will be measured by the excess of the fair market value of the option shares over their exercise price as of the date of the demutualization. This expense will be amortized from the February 7, 2000 grant date over the four-year vesting period. Until the demutualization date, we will follow variable accounting which means that total expense will be re-measured based on the aggregate value of Exchange memberships at each month-end. During each month until the demutualization date, we will recognize approximately 5% of the total option expense, and we will recognize the remaining unamortized expense measured as of the demutualization date on a straight-line basis over the remaining vesting period thereafter. The total expense relating to the option measured by the value of Exchange memberships at March 31, 2000 was approximately $14.8 million, and approximately $1.5 million of this amount will be recognized during the first quarter, 2000. Any increase or decrease in the aggregate value of Exchange memberships up to the demutualization date will cause this expense to increase or decrease proportionately.

Accounting Standards

   In June, 1998, Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" was issued. This statement requires that all derivative instruments be recorded in the statement of financial position at fair value. This statement is effective for all fiscal years commencing after June 15, 2000. We currently report all derivative transactions at fair market value, with changes in fair value recognized in our statement of income, and this practice will not be affected by SFAS No. 133.

                                    EXPERTS

   Our consolidated financial statements as of December 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1999, are included in this document together with Arthur Andersen LLP's audit report on these financial statements. Arthur Andersen LLP issued their report as independent public accountants and as experts in auditing and accounting.

                             VALIDITY OF SECURITIES

   The validity of the shares of Class A and Class B common stock to be issued in connection with the demutualization transactions will be passed upon for New CME by Sidley & Austin, Chicago, Illinois.

                  CHICAGO MERCANTILE EXCHANGE AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Report of Independent Public Accountants..................................  F-2

Consolidated Balance Sheets as of December 31, 1999 and December 31, 1998.  F-3

Consolidated Statements of Income for the Years Ended December 31, 1999,
 1998 and 1997 ...........................................................  F-4

Consolidated Statements of Members' Equity and Comprehensive Income for
 the Years Ended December 31, 1999, 1998 and 1997.........................  F-5

Consolidated Statements of Cash Flows for the Years Ended December 31,
 1999, 1998 and 1997......................................................  F-6

Notes to Consolidated Financial Statements................................  F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Members of the Chicago Mercantile Exchange:

   We have audited the accompanying consolidated balance sheets of the Chicago Mercantile Exchange (an Illinois not-for-profit corporation) and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, members' equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 1999. These financial statements are the responsibility of the Exchange's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Chicago Mercantile Exchange and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.

Arthur Andersen, LLP

Chicago, Illinois
February 2, 2000

                  CHICAGO MERCANTILE EXCHANGE AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                               At December 31,
                                                              -----------------
                           ASSETS                               1999     1998
                           ------                             -------- --------
                                                                 (dollars in
                                                                 thousands)
Current Assets:
  Cash and cash equivalents.................................. $ 14,249 $ 14,841
  Investments (Note 2).......................................   60,156   87,730
  Accounts receivable........................................   26,534   27,338
  Prepaid expenses...........................................    2,655    1,589
  Cash performance bonds and security deposits (Note 3)......   73,134   71,803
                                                              -------- --------
    Total current assets.....................................  176,728  203,301
Property, net of accumulated depreciation and amortization
 (Note 4)....................................................   93,531   71,266
Other assets (Notes 2, 5 and 7)..............................   31,444   18,638
                                                              -------- --------
    Total assets............................................. $301,703 $293,205
                                                              ======== ========
               LIABILITIES AND MEMBERS' EQUITY
               -------------------------------
Current Liabilities:
  Accounts payable........................................... $ 15,569 $ 19,070
  Other current liabilities (Note 8).........................   21,250   19,797
  Cash performance bonds and security deposits (Note 3)......   73,134   71,803
                                                              -------- --------
    Total current liabilities................................  109,953  110,670
Limited Partners' interest in net assets of PMT Limited
 Partnership (Note 6)........................................    3,018      891
Long-term debt (Notes 10 and 11).............................    8,132    4,969
Other liabilities (Note 9)...................................   11,937    9,778
                                                              -------- --------
    Total liabilities........................................  133,040  126,308
Members' equity..............................................  168,663  166,897
                                                              -------- --------
    Total liabilities and members' equity.................... $301,703 $293,205
                                                              ======== ========


          See accompanying notes to consolidated financial statements.

                  CHICAGO MERCANTILE EXCHANGE AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                   Year Ended December 31,
                                                  ----------------------------
                                                    1999      1998      1997
                                                  --------  --------  --------
                                                    (dollars in thousands)
Revenues
  Clearing and transaction fees.................. $138,526  $124,575  $116,917
  Quotation data fees............................   43,005    40,079    37,719
  Communication fees.............................    8,165     8,128     7,885
  Investment income..............................    9,091    10,117     8,178
  Other operating revenue........................    9,701    12,317     6,945
                                                  --------  --------  --------
    Total revenues...............................  208,488   195,216   177,644
                                                  --------  --------  --------
Expenses
  Salaries and benefits (Note 9).................   80,957    72,385    66,873
  Occupancy......................................   17,773    19,702    19,779
  Professional fees, outside services and
   licenses......................................   28,319    28,038    16,913
  Communications and computer and software
   maintenance...................................   28,443    22,731    17,197
  Depreciation and amortization..................   25,274    17,943    16,689
  Public relations and promotion.................    7,702     9,586    11,175
  Other operating expense........................   13,376    10,638     9,960
                                                  --------  --------  --------
    Total expenses...............................  201,844   181,023   158,586
                                                  --------  --------  --------
Income from continuing operations before limited
 partners' interest in PMT and income taxes......    6,644    14,193    19,058
Limited partners' interest in earnings of PMT
 Limited Partnership (Note 6)....................   (2,126)   (2,849)      --
Provision for income taxes (Note 7)..............   (1,855)   (4,315)   (6,963)
                                                  --------  --------  --------
Income from continuing operations................    2,663     7,029    12,095
Loss from discontinued operations, net of income
 tax benefit of $2,285 (Note 16).................      --        --     (3,428)
                                                  --------  --------  --------
    Net income................................... $  2,663  $  7,029  $  8,667
                                                  ========  ========  ========


          See accompanying notes to consolidated financial statements.

                  CHICAGO MERCANTILE EXCHANGE AND SUBSIDIARIES

      CONSOLIDATED STATEMENTS OF MEMBERS' EQUITY AND COMPREHENSIVE INCOME

                                 Total             Proceeds from   Unrealized
                                Members'  Retained  Issuance of    Securities
                                 Equity   Earnings  Memberships  Gains (losses)
                                --------  -------- ------------- --------------
                                            (dollars in thousands)
Balance, December 31, 1996..... $150,631  $107,062    $43,605        $ (36)
Comprehensive income:
  Net income...................    8,667     8,667
  Unrealized net gain on
   securities,
   net of tax of $171..........      256                               256
                                --------
    Total comprehensive income.    8,923
                                --------  --------    -------        -----
Balance, December 31, 1997.....  159,554   115,729     43,605          220
Comprehensive income:
  Net income...................    7,029     7,029
  Unrealized net gain on
   securities,
   net of tax of $209..........      314                               314
                                --------
    Total comprehensive income.    7,343
                                --------  --------    -------        -----
Balance, December 31, 1998.....  166,897   122,758     43,605          534
Comprehensive income:
  Net income...................    2,663     2,663
  Unrealized net loss on
   securities,
   net of tax benefit of $597..     (897)                             (897)
                                --------
    Total comprehensive income.    1,766
                                --------  --------    -------        -----
Balance, December 31, 1999..... $168,663  $125,421    $43,605        $(363)
                                ========  ========    =======        =====


          See accompanying notes to consolidated financial statements.

                  CHICAGO MERCANTILE EXCHANGE AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                    Year Ended December 31,
                                                    --------------------------
                                                     1999     1998      1997
                                                    -------  -------  --------
                                                     (dollars in thousands)
Cash Flows from Operating Activities
  Net income....................................... $ 2,663  $ 7,029  $  8,667
    Adjustments to reconcile net income to net cash
     provided by operating activities:
      Limited partners' interest in earnings of PMT
       Partnership.................................   2,126    2,849       --
      Deferred income tax provision................   5,087   (1,311)   (3,127)
      Depreciation and amortization................  25,274   17,943    16,689
      Gain on sale of investments..................    (135)     (57)     (196)
      Loss on disposal of fixed assets.............       7      125        98
      Decrease (increase) in accounts receivable...     804   (8,367)     (533)
      Decrease (increase) in prepaid expenses......  (1,066)    (907)      127
      Decrease (increase) in other assets.......... (19,412)    (859)    1,910
      Decrease (increase) in net assets of
       discontinued operations.....................     --       --      3,363
      Increase (decrease) in accounts payable......  (3,501)   2,524     4,090
      Increase (decrease) in other current
       liabilities.................................    (661)   5,628    (3,650)
      Increase (decrease) in other liabilities.....   2,160      896    (1,367)
                                                    -------  -------  --------
        Net cash provided by operating activities..  13,346   25,493    26,071
                                                    -------  -------  --------
Cash Flows from Investing Activities
  Purchases of property, net....................... (37,480) (18,817)  (14,346)
  Purchases of investments......................... (41,938) (99,332) (139,865)
  Proceeds from sales and maturities of
   investments.....................................  68,144   98,284   129,623
                                                    -------  -------  --------
        Net cash used in investing activities...... (11,274) (19,865)  (24,588)
                                                    -------  -------  --------
Cash Flows from Financing Activities...............
  Payments on long-term debt.......................  (2,664)     --        --
  Distribution to limited partners of PMT Limited
   Partnership.....................................     --    (1,957)      --
                                                    -------  -------  --------
        Net cash used in financing activities......  (2,664)  (1,957)      --
                                                    -------  -------  --------
Net increase (decrease) in cash and cash
 equivalents.......................................    (592)   3,671     1,483
Cash and cash equivalents, beginning of year.......  14,841   11,170     9,687
                                                    -------  -------  --------
Cash and cash equivalents, end of year............. $14,249  $14,841  $ 11,170
                                                    =======  =======  ========
Supplemental Disclosure of Cash Flow Information
  Interest paid.................................... $   705  $     2  $     26
                                                    =======  =======  ========
  Income taxes paid (refunded)..................... $  (265) $ 9,042  $  8,317
                                                    =======  =======  ========
  Leased asset additions and related obligations... $ 7,940  $ 6,118  $    --
                                                    =======  =======  ========

          See accompanying notes to consolidated financial statements.

                  CHICAGO MERCANTILE EXCHANGE AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies:

 Description of Business

   The Chicago Mercantile Exchange (the "CME") is a member-owned corporation organized under Illinois not-for-profit law. It is subject to federal and state corporate income tax and files a consolidated income tax return. The CME is a designated contract market for the trading of futures and options on futures contracts. Trades are executed through both open outcry and electronic trading systems. Through its in-house clearing division, the CME clears, settles, nets and guarantees performance of all matched transactions in its products. As an Illinois not-for-profit corporation, the CME may not pay dividends to its members.

 Basis of Presentation

   The consolidated financial statements include the accounts of the Chicago Mercantile Exchange and its controlled subsidiaries, which include the PMT Limited Partnership and GFX Corporation (collectively, the "Exchange"). Included as discontinued operations are the accounts of the CME Depository Trust Co. ("CME-DTC") whose operations ceased in 1997 (See Note 16). All intercompany transactions and accounts have been eliminated in consolidation.

 Cash and Cash Equivalents

   Cash equivalents consist of highly liquid investments with maturities of three months or less when purchased.

 Investments

   Investment securities have generally been classified as available for sale and are carried at fair value with unrealized gains and losses reported net of tax as a component of members' equity and comprehensive income. Interest on investment securities is recognized as income when earned and includes accreted discount less amortized premium.

   Additional securities held in connection with non-qualified deferred compensation plans have been classified as trading securities. These securities are included in other assets in the accompanying consolidated balance sheets at fair value, and unrealized gains and losses are reflected in investment income.

 Performance Bonds and Security Deposits

   Performance bonds and security deposits held by the Exchange for the account of clearing members may be in the form of cash or securities. Cash performance bonds and security deposits are reflected in the accompanying consolidated balance sheets. Cash received may be invested and any interest received accrues to the Exchange. Securities consist primarily of short-term U.S. Treasury securities and are not reflected in the accompanying consolidated balance sheets. These securities are held in safekeeping, and interest and gain or loss on such securities accrues to the clearing member.

 Property

   Property is stated at cost less accumulated depreciation and amortization. Depreciation on furniture, fixtures and equipment is provided on the straight-line method over the estimated useful lives of the assets, generally three to seven years. Leasehold improvements are amortized over the lesser of their estimated useful lives or the remaining term of the applicable leases. Maintenance and repair items are charged to expense as incurred; renewals and betterments are capitalized.

                  CHICAGO MERCANTILE EXCHANGE AND SUBSIDIARIES

 Software Development Costs

   During 1998 and prior years, the Exchange expensed all internal and external costs associated with the development of software for internal use. In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). This pronouncement identifies the characteristics of internal use software and provides guidance on new cost recognition principles. SOP 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. The Exchange adopted SOP 98-1 effective January 1, 1999, and accordingly, commenced capitalizing certain costs of developing internal use software, which would otherwise have been expensed under its previous accounting policy. Capitalized costs are generally amortized over three years, commencing with the completion of the project.

 Fair Value of Financial Instruments

   SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of the fair value of financial instruments. The carrying values of financial instruments included in assets and liabilities in the accompanying consolidated balance sheets are reasonable estimates of their fair values.

 Impairment of Assets

   The Exchange reviews its long-lived assets and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

 Clearing and Transaction Fees

   Clearing and transaction fees include per contract charges for trade execution and clearing and GLOBEX2 electronic system fees. Fees are charged at various rates based on the product traded and the account owner's Exchange membership. Rates have been adjusted or waived periodically.

 Quotation Data Fees

   Quotation revenue represents fees charged for the dissemination of market information.

 Income Taxes

   Deferred income taxes are determined in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," and arise from temporary differences between amounts reported for income tax and financial statement purposes.

 Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Reclassifications

   Certain reclassifications have been made to the 1998 and 1997 consolidated financial statements to conform to the presentation in 1999. In addition, the Exchange adopted a new balance sheet presentation for performance bonds and security deposits as described above, and the accompanying balance sheets reflect this new presentation. The Exchange previously included performance bonds and security deposits received from its clearing members in the form of securities as both an asset and a liability in its consolidated balance sheets.

                  CHICAGO MERCANTILE EXCHANGE AND SUBSIDIARIES

2. Investment Securities

   Investment securities included in current assets have been classified as available for sale. The amortized cost and fair value of these investment securities at December 31, 1999 and 1998, were as follows (dollars in thousands):

                                                   1999              1998
                                             ----------------- -----------------
                                             Amortized  Fair   Amortized  Fair
                                               Cost     Value    Cost     Value
                                             --------- ------- --------- -------
      U.S. Treasury.........................  $    64  $    64  $ 3,127  $ 3,127
      U.S. Government agency................   16,563   16,191   23,073   23,308
      State and municipal...................   44,135   43,901   60,641   61,295
                                              -------  -------  -------  -------
          Total investment securities.......  $60,762  $60,156  $86,841  $87,730
                                              =======  =======  =======  =======

   Unrealized gains (losses) on investment securities classified as available for sale, included in the accompanying consolidated statement of changes in members' equity, are reported as a component of comprehensive income. The amortized cost and fair value of these investment securities at December 31, 1999, by contractual maturity, were as follows (dollars in thousands):

                                                              Amortized  Fair
                                                                Cost     Value
                                                              --------- -------
      Maturity of one year or less...........................  $ 5,678  $ 5,662
      Maturity between one and five years....................   46,684   46,094
      Maturity greater than five years.......................    8,400    8,400
                                                               -------  -------
          Total..............................................  $60,762  $60,156
                                                               =======  =======

   Trading securities held in connection with non-qualified deferred compensation plans are included in other assets and amounted to approximately $6.9 million at December 31, 1999, and $5.3 million at December 31, 1998. Investment income includes unrealized gains relating to trading securities of $469,000, $407,000 and $285,000 for the years ended December 31, 1999, 1998 and
1997, respectively.

3. Performance Bonds and Security Deposits

   The Exchange is a designated contract market for futures and options on futures, and clears and guarantees the settlement of all futures and options contracts traded in its markets. In its guarantor role, the Exchange has precisely equal and offsetting claims to and from clearing members on opposite sides of each contract. The CME bears counterparty credit risk in the event that future market movements create conditions which could lead to clearing members failing to meet their obligations to the Exchange. The CME reduces its exposure through a risk management program which includes rigorous initial and ongoing financial standards for clearing membership, initial and maintenance performance bond requirements and mandatory security deposits. In addition, the Exchange maintains an unsecured committed line of credit with a consortium of banks (Note 12) in the amount of $350 million to provide liquidity and capacity to pay settlement variation to all clearing members even if a clearing member may have failed to meet its financial obligations to the CME, or in the event of a temporary problem with the domestic payments system that would delay payments of settlement variation between the Exchange and its clearing members.

   The Exchange is required under the Commodity Exchange Act to segregate cash and securities deposited by clearing members on behalf of their customers. In addition, Exchange rules require a segregation of all funds deposited by clearing members from operating funds.

                  CHICAGO MERCANTILE EXCHANGE AND SUBSIDIARIES

   Clearing members, at their option, may instruct the Exchange to invest cash on deposit for performance bond purposes, in a portfolio of securities in the Exchange's Interest Earning Facility ("IEF"). The IEF was organized in 1997 as two limited liability companies, and interest earned, net of expenses, is passed on to participating member firms. IEF principal is guaranteed by the Exchange. The IEF investment portfolio is managed by one of the Exchange's approved settlement banks, and eligible investments include U.S. Treasury bills and notes, U.S. Treasury strips, and reverse repurchase agreements. Repurchase agreements are also permitted. The maximum average portfolio maturity is 90 days, and the maximum maturity for an individual security is 13 months. IEF principal amounted to approximately $762 million and $634 million at December 31, 1999 and 1998, respectively. Management believes that the market risk exposure relating to its guarantee is not material to the financial statements taken as a whole. The Exchange earned fees under the IEF program in the amount of $932,000, $428,000 and $96,000 during 1999, 1998 and 1997, respectively.

   Each clearing member is required to deposit and maintain specified margin in the form of cash, U.S. Government securities or bank letters of credit. These performance bonds are available to meet only the financial obligations of that clearing member to the Exchange. All obligations and non-cash margin deposits are marked to market on a daily basis, and haircuts are applied for margin and risk management purposes. Under an agreement with the CME and the Board of Trade Clearing Corporation ("BOTCC"), firms that are clearing members of both the CME and BOTCC may place required performance bonds in one common bank account and designate the portion allocable to each clearing organization.

   The Exchange and the Options Clearing Corporation ("OCC") have a cross-margin arrangement whereby a common clearing member may maintain a cross-margin account in which the clearing member's positions in certain futures and options on futures are combined with certain OCC cleared option positions for purposes of calculating performance bond requirements. The performance bond deposits are held jointly by the Exchange and the OCC.

   Each clearing member is also required to deposit and maintain specified security deposits in the form of cash or securities. In the event that performance bonds and security deposits of a defaulting clearing member are inadequate to fulfill that clearing member's outstanding financial obligation, the entire security deposit fund is available to cover potential losses after first utilizing surplus operating funds of the Exchange.

   Cash and securities held as performance bonds and security deposits at December 31 were as follows (dollars in thousands):

                                               1999                1998
                                        ------------------- -------------------
                                                Securities          Securities
                                                    and                 and
                                         Cash    IEF Funds   Cash    IEF Funds
                                        ------- ----------- ------- -----------
      Performance bonds................ $68,738 $17,841,859 $67,192 $15,469,446
      Security deposits................   4,396     351,897   4,611     184,737
      Cross-margin securities, held
       jointly with OCC................     --    1,056,709     --      576,873
                                        ------- ----------- ------- -----------
          Total........................ $73,134 $19,250,465 $71,803 $16,231,056
                                        ======= =========== ======= ===========

   In addition, irrevocable letters of credit, which are not included in the accompanying consolidated balance sheets, held at December 31 were as follows (dollars in thousands):

                                                             1999       1998
                                                          ---------- ----------
      Performance bonds.................................. $1,000,350 $1,078,650
      Cross-margin accounts..............................     77,010      4,110
                                                          ---------- ----------
          Total letters of credit........................ $1,077,360 $1,082,760
                                                          ========== ==========

                  CHICAGO MERCANTILE EXCHANGE AND SUBSIDIARIES

4. Property

   A summary of the property accounts as of December 31 is presented below (dollars in thousands):

                                                               1999      1998
                                                             --------  --------
      Furniture, fixtures and equipment..................... $140,836  $101,022
      Leasehold improvements................................   83,461    77,855
                                                             --------  --------
      Total property........................................  224,297   178,877
      Less accumulated depreciation and amortization........ (130,766) (107,611)
                                                             --------  --------
      Net property.......................................... $ 93,531  $ 71,266
                                                             ========  ========

5. Other assets

   Other assets consisted of the following at December 31 (dollars in thousands):

                                                                1999     1998
                                                               -------  -------
      Software development costs.............................. $15,326  $   --
        Less accumulated amortization.........................    (935)     --
      Software................................................   9,300    6,812
        Less accumulated amortization.........................  (5,469)  (4,286)
      Deferred compensation assets............................   6,934    5,345
      Net deferred tax asset..................................   5,868   10,357
      Other...................................................     420      410
                                                               -------  -------
      Total................................................... $31,444  $18,638
                                                               =======  =======

6. P-M-T Limited Partnership

   The Exchange is the general partner and members and clearing members of the Exchange are limited partners of the PMT Limited Partnership ("PMT"), an Illinois limited partnership. PMT was formed in 1987 to initiate the development of the GLOBEX(R) global electronic trading system ("GLOBEX"). From May 1, 1996, through November 1998, GLOBEX was operated by Reuter Futures Services Inc. ("Reuters") under an agreement with participating exchanges (the Exchange and MATIF, a French futures exchange). The system previously operated by Reuters was replaced by a new system, called GLOBEX\\2\\, which is operated by the Exchange and uses electronic trading software licensed from ParisBourseSBFSA. The Exchange charges PMT for services provided. PMT reported net income (loss) of $2,578,000, $3,536,000 and $(872,000) in 1999, 1998 and
1997, respectively, and made an income distribution of $2,393,000 in 1998. Losses in excess of limited partner capital account balances are allocated to the Exchange as general partner. As a result, PMT's entire 1997 loss was absorbed by the CME.

                 CHICAGO MERCANTILE EXCHANGE AND SUBSIDIARIES

7. Income Taxes

   The provision for income taxes from continuing operations is comprised of the following (dollars in thousands):

                                                       1999     1998     1997
                                                      -------  -------  -------
      Current:
        Federal...................................... $(2,721) $ 4,613  $ 8,274
        State........................................    (511)   1,013    1,816
                                                      -------  -------  -------
          Total......................................  (3,232)   5,626   10,090
                                                      -------  -------  -------
      Deferred:
        Federal......................................   4,166   (1,075)  (2,564)
        State........................................     921     (236)    (563)
                                                      -------  -------  -------
          Total......................................   5,087   (1,311)  (3,127)
                                                      -------  -------  -------
      Total continuing operations....................   1,855    4,315    6,963
      Total discontinued operations..................     --       --    (2,285)
                                                      -------  -------  -------
          Total provision for income taxes........... $ 1,855  $ 4,315  $ 4,678
                                                      =======  =======  =======

   Reconciliation of the statutory U.S. federal income tax rate to the effective tax rate on income from continuing operations is as follows:

                                                              1999   1998  1997
                                                              -----  ----  ----
      Statutory U.S. federal tax rate........................  35.0% 35.0% 35.0%
      State taxes, net of federal benefit....................   5.9   3.8   4.3
      Tax exempt interest income............................. (15.0) (6.6) (2.8)
      Non deductible expenses................................  21.1   3.7   2.1
      Other, net.............................................  (5.9)  2.1  (2.1)
                                                              -----  ----  ----
      Effective tax rate.....................................  41.1% 38.0% 36.5%
                                                              =====  ====  ====

   At December 31, the components of deferred tax assets (liabilities) were as follows (dollars in thousands):

                                                                 1999    1998
                                                                ------  -------
      Deferred tax assets:
        Depreciation and amortization.......................... $6,085  $ 5,813
        Deferred compensation..................................  2,452    2,167
        Accrued expenses.......................................  2,929    2,828
        Unrealized losses on securities........................    242      --
                                                                ------  -------
          Subtotal............................................. 11,708   10,808
          Valuation allowance..................................    --       --
                                                                ------  -------
          Deferred tax assets.................................. 11,708   10,808
                                                                ------  -------
      Deferred tax liabilities:
        Software development costs............................. (5,709)     --
        Unrealized gains on securities.........................    --      (356)
        Other..................................................   (131)     (95)
                                                                ------  -------
        Deferred tax liabilities............................... (5,840)    (451)
                                                                ------  -------
      Net deferred tax asset................................... $5,868  $10,357
                                                                ======  =======

                  CHICAGO MERCANTILE EXCHANGE AND SUBSIDIARIES

8. Other Current Liabilities

   Other current liabilities include accrued salaries and benefits of $13.0 million and $12.7 million at December 31, 1999 and 1998, respectively. Also included in other current liabilities is the current portion of long-term debt which totaled $3.3 million at December 31, 1999, and $1.1 million at December 31, 1998.

9. Employee Benefit Plans

 Pension Plan

   The Exchange maintains a noncontributory defined benefit cash balance pension plan ("Plan") for eligible employees. Employees who have completed a continuous 12-month period of employment and have reached the age of 21 are eligible to participate. The Plan provides for an age-based contribution to the cash balance account and includes cash bonuses in the definition of considered earnings. Participant cash balance accounts receive an interest credit at the one-year U.S. Treasury Bill rate. Participants become vested in their accounts after five years. The Exchange's policy is to currently fund required pension costs.

   A reconciliation of beginning and ending balances of the benefit obligation and fair value of Plan assets, the funded status of the Plan, certain actuarial assumptions and the components of pension cost are indicated below (dollars in thousands):

                                                               1999     1998
                                                              -------  -------
      Change in benefit obligation
        Benefit obligation at beginning of year.............. $11,826  $10,646
        Service cost.........................................   2,052    1,774
        Interest cost........................................     988      850
        Actuarial loss (gain)................................    (303)     401
        Benefits paid........................................  (1,095)  (1,845)
                                                              -------  -------
          Benefit obligation at end of year.................. $13,468  $11,826
                                                              =======  =======
      Change in plan assets
        Fair value of plan assets at beginning of year....... $13,522  $11,742
        Actual return on plan assets.........................   1,741    1,530
        Employer contribution................................   1,000    2,095
        Benefits paid........................................  (1,095)  (1,845)
                                                              -------  -------
          Fair value of plan assets at end of year........... $15,168  $13,522
                                                              =======  =======
      Funded status at December 31
        Plan assets in excess of benefit obligation.......... $ 1,700  $ 1,696
        Unrecognized transition asset........................    (335)    (410)
        Unrecognized prior service cost (credit).............    (227)    (278)
        Unrecognized net actuarial gain......................  (3,082)  (1,962)
                                                              -------  -------
          Accrued benefit cost............................... $(1,944) $  (954)
                                                              =======  =======

                  CHICAGO MERCANTILE EXCHANGE AND SUBSIDIARIES

                                                          1999    1998    1997
                                                         ------  ------  ------
      Actuarial assumptions as of December 31
        Discount rate...................................   7.75%   6.75%   7.25%
        Rate of compensation increase...................   5.00%   5.00%   5.00%
        Expected return on plan assets..................   8.00%   8.00%   8.00%

      Components of pension cost
        Service cost.................................... $2,052  $1,774  $1,943
        Interest cost...................................    988     850     810
        Expected return on plan assets..................   (925)   (803)   (800)
        Amortization of prior service cost..............    (51)    (51)    (51)
        Amortization of transition asset................    (74)    (74)    (74)
        Recognized net actuarial gain...................    --      --      (25)
                                                         ------  ------  ------
          Net pension cost.............................. $1,990  $1,696  $1,803
                                                         ======  ======  ======

 Savings Plan

   The Exchange maintains a savings plan pursuant to Section 401(k) of the Internal Revenue Code whereby all employees are participants and have the option to contribute to the Plan. The Exchange matches employee contributions up to 3% of the employee's base salary and makes an additional contribution of up to 2% of salary based on annual trading volume. Total expense for the savings plan amounted to $1,264,000, $1,762,000 and $1,682,000 in 1999, 1998
and 1997, respectively.

 Non-Qualified Plans

   The Exchange maintains the following non-qualified plans under which participants may make assumed investment choices with respect to amounts contributed on their behalf. Although not required to do so, the Exchange invests such contributions in assets which mirror the assumed investment choices. The balances in these plans are subject to the claims of general creditors of the Exchange, and amounted to approximately $6.9 million and $5.3 million at December 31, 1999 and 1998, respectively.

     Supplemental Plan--The Exchange maintains a non-qualified supplemental plan to provide benefits for certain officers who have been impacted by statutory limits under the provisions of the qualified pension and savings plans. Total expense for the supplemental plan amounted to $319,000, $260,000 and $230,000 in 1999, 1998 and 1997, respectively.

     Deferred Compensation Plan--The Exchange maintains a deferred compensation plan under which eligible officers and board members may contribute a percentage of their compensation and defer income taxes thereon until the time of distribution.

     Supplemental Executive Retirement Plan--The Exchange maintains a non-qualified, defined contribution plan for senior officers. Under the plan, the Exchange contributes an amount equal to 8% of salary and bonus of eligible employees annually. Post 1996 contributions are subject to a vesting schedule under which each annual contribution begins to vest after three years and is fully vested after five years. Total expense for the plan amounted to $461,000, $213,000 and $186,000 in 1999, 1998 and 1997,
  respectively.

10. Lease Commitments

   The Exchange has commitments under operating and capital leases for certain facilities and equipment. Lease commitments for office space expire in the year 2003, with annual minimum rentals of approximately $7.9 million. The Exchange leases trading facilities from the Chicago Mercantile Exchange Trust through October 2005, with annual minimum rentals of approximately $1.3 million, and has an option to extend the term of the lease thereafter. Total rental expense was approximately $15.1 million in 1999, $18.0 million in 1998 and $18.9 million in 1997.

                  CHICAGO MERCANTILE EXCHANGE AND SUBSIDIARIES

   Future minimum obligations under lease commitments in effect at December 31, 1999, were as follows (dollars in thousands):

                                                           Capitalized Operating
                                                             Leases     Leases
                                                           ----------- ---------
      2000................................................   $ 4,037    $10,097
      2001................................................     3,856     10,008
      2002................................................     3,021      9,737
      2003................................................     2,051      9,110
      2004................................................       --       1,557
      Thereafter..........................................       --       1,124
                                                             -------    -------
          Total minimum lease payments....................    12,965     41,633
      Less sublease commitments...........................       --      (1,256)
      Less amount representing interest...................    (1,571)       --
                                                             -------    -------
          Total...........................................   $11,394    $40,377
                                                             =======    =======

11. Long-Term Debt

   Long-term debt consists of the long-term portion of capitalized lease obligations.

12. Credit Facility

   At December 31, 1999 and 1998, the Exchange had an unsecured committed line of credit with a consortium of banks in the amount of $350 million. Interest on amounts borrowed is calculated at the then-prevailing prime rate. The facility, which originated in 1988 and has never been used, may be utilized if there is a temporary problem with the domestic payments system that would delay payments of settlement variation between the Exchange and its clearing members, or in the event of a clearing member default. Commitment fees for this facility were $516,000, $570,000 and $494,000 for the years ended December 31, 1999, 1998 and
1997, respectively.

13. Contingencies

   At December 31, 1999, the Exchange was contingently liable on irrevocable letters of credit totaling $33 million in connection with its mutual offset agreement with the Singapore Exchange Derivatives Trading Ltd. (formerly SIMEX) and $2.5 million in connection with activities of GFX Corporation. The Exchange is a defendant in, and is threatened with, various legal proceedings arising from its regular business activities. While the ultimate results of such proceedings against the Exchange cannot be predicted with certainty, management of the Exchange believes that the resolution of these matters will not have a material adverse effect on its consolidated financial position or results of operations.

14. GFX Derivative Transactions

   GFX Corporation engages in the purchase and sale of CME foreign currency futures contracts. GFX posts bids and offers in these products on the GLOBEX\\2\\ electronic trading system in order to maintain a market and promote liquidity in the CME's currency futures products. It limits risk from these transactions through offsetting arbitrage transactions using futures contracts or spot foreign currency transactions with approved counterparties in the interbank market. Formal trading limits have been established. Futures transactions are cleared by an independent clearing member. Any residual open positions are marked to market on a daily basis, and all realized and unrealized gains (losses) are included in other revenue in the accompanying consolidated statements of income. Net trading gains amounted to $2,392,000 in 1999, $4,786,000 in 1998 and $2,173,000 in 1997.

                  CHICAGO MERCANTILE EXCHANGE AND SUBSIDIARIES

15. Segment Reporting

   The Exchange has three reportable operating segments: the Chicago Mercantile Exchange ("CME", a designated contract market and clearing house), GFX Corporation ("GFX", a wholly owned trading subsidiary), and PMT Limited Partnership ("PMT", a limited partnership which operates the GLOBEX\\2\\ electronic trading system). A summary by business segment follows (dollars in thousands):

                                  CME     GFX      PMT    Eliminations  Total
                                -------- ------  -------  ------------ --------
Year Ended December 31, 1999
  Total revenues from external
   customers................... $178,792 $2,392  $18,213    $    --    $199,397
  Intersegment revenues........   15,173  1,190      --      (16,363)       --
  Investment income............    8,750    310       31         --       9,091
  Depreciation and
   amortization................   25,141    133      --          --      25,274
  Operating profit (loss)......    4,236   (675)   2,578         505      6,644
  Total assets.................  298,385  7,990    3,761      (8,433)   301,703
  Capital expenditures.........   37,438     42      --          --      37,480
Year Ended December 31, 1998
  Total revenues from external
   customers................... $170,136 $4,786  $10,177    $    --    $185,099
  Intersegment revenues........    5,441    --       --       (5,441)       --
  Investment income............    9,803    314      --          --      10,117
  Depreciation and
   amortization................   17,849     94       15         (15)    17,943
  Operating profit (loss)......   10,218  1,620    3,570      (1,215)    14,193
  Total assets.................  292,298  8,663    1,803      (9,559)   293,205
  Capital expenditures.........   18,809      8      --          --      18,817
Year Ended December 31, 1997
  Total revenues from external
   customers................... $161,746 $2,173  $ 5,547    $    --    $169,466
  Intersegment revenues........    3,542    --       --       (3,542)       --
  Investment income............    7,860    318      --          --       8,178
  Depreciation and
   amortization................   16,031    595       66          (3)    16,689
  Operating profit (loss)......   19,930      1     (872)         (1)    19,058
  Total assets.................  328,436  6,856    1,409      (7,970)   328,731
  Capital expenditures.........   14,320     26      --          --      14,346

16. Discontinued Operations

   In September 1997, the operations of CME-DTC were discontinued. Accordingly, the results of its operations and its net assets are included in the consolidated financial statements as discontinued operations. Certain costs associated with the start-up of CME-DTC were capitalized and were being amortized over a thirty-six month period. Remaining deferred charges and capitalized software license fees of approximately $1.8 million were written-off in 1997.

                                                                         1997
                                                                      ----------
                                                                       (dollars
                                                                          in
                                                                      thousands)
      Revenues of discontinued operations............................  $   --
      Expenses of discontinued operations............................   (3,856)
      Income tax benefit.............................................    1,542
                                                                       -------
      Loss from operations...........................................   (2,314)
      Loss from discontinuance, net of income tax benefit of $743....   (1,114)
                                                                       -------
      Total loss from discontinued operations........................  $(3,428)
                                                                       =======

                  CHICAGO MERCANTILE EXCHANGE AND SUBSIDIARIES

17. Demutualization Plan

   On October 27, 1999, the Board of Directors approved a plan for demutualization of the Chicago Mercantile Exchange whereby the Exchange would be converted from an Illinois not-for-profit corporation into a Delaware for-profit corporation. Under this plan, membership interests in the Exchange would be converted into shares of Class B common stock, and in the cases of the CME, IMM and IOM membership interests, shares of Class A common stock. Class B shares would be issued in several series, each of which would contain the traditional features of common stock and would confer the trading privileges associated with the membership interest that was converted into such shares. Class A shares would represent traditional common stock. Completion of the demutualization transaction is subject to the affirmative vote of at least two-thirds of membership votes present and voting, receipt of a favorable ruling from the Internal Revenue Service regarding the federal income tax consequences of the contemplated transactions, completion of the cash purchase by the Exchange of the assets and business of PMT Limited Partnership (which requires the approval of the holders of two-thirds of the Class A partnership units of the Partnership), and approval by the Commodity Futures Trading Commission of certain changes to Exchange rules to reflect the demutualization.

18. Subsequent Event

   During January 2000, the Exchange entered into an employment agreement with James J. McNulty to serve as its President and Chief Executive Officer from February 7, 2000, through December 31, 2003. Mr. McNulty was granted an option to purchase up to 2.5% of the stock of the Exchange at a price equal to 2.5% of the aggregate value of the Exchange memberships, as defined, and an option to purchase up to an additional 2.5% of the stock of the Exchange at a price equal to 3.75% of the aggregate value of the Exchange memberships. These options vest 40% after one year and an additional 20% after each of the succeeding three years, and are exercisable for a period of ten years. In the event that the Exchange does not demutualize, Mr. McNulty will be entitled to a cash payment based on the increase in the value of Exchange memberships on the exercise date over the value of Exchange memberships on the grant date in an amount similar to that described above.

                                                                       EXHIBIT A

                              AMENDED AND RESTATED
                          CERTIFICATE OF INCORPORATION

                                       OF

                        CHICAGO MERCANTILE EXCHANGE INC.

                                  ARTICLE ONE

   The name of the corporation is CHICAGO MERCANTILE EXCHANGE INC.

                                  ARTICLE TWO

   The address of the corporation's registered office in the State of Delaware is 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801. The name of the Corporation's registered agent at such address is The Corporation Trust Company.

                                 ARTICLE THREE

   The purpose of the corporation shall be to engage in any lawful act or activity for which corporations may be organized and incorporated under the General Corporation Law of the State of Delaware.

                                  ARTICLE FOUR

   The total number of shares of all classes of capital stock which the corporation is authorized to issue is 110,005,332 shares which shall be divided into three classes as follows:

  10,000,000 shares of Preferred Stock having a par value of $0.01 per share (the "Preferred Stock"),

  100,000,000 shares of Class A Common Stock having a par value of $0.01 per share (the "Class A Common Stock"), and

  5,332 shares of Class B Common Stock having a par value of $0.01 per share (the "Class B Common Stock").

The term "Common Stock" shall mean both the Class A Common Stock and the Class B Common Stock.

   The designations, voting powers, optional or other special rights and the qualifications, limitations or restrictions thereof, of the above classes shall be as follows:

Division A--Preferred Stock

   The rights, preferences and privileges and qualifications, limitations and restrictions granted to and imposed on the shares of Preferred Stock of the corporation shall be as set forth below in this Division A.

   Shares of Preferred Stock may be issued in one or more series at such time or times, and for such consideration or considerations, as the Board of Directors shall determine. The Board of Directors is hereby authorized to fix, state and establish, in the resolution or resolutions providing for the issuance of any wholly unissued series of Preferred Stock, the relative powers, rights, designations, preferences, qualifications, limitations and restrictions of such series in relation to any other series of Preferred Stock at the time outstanding. The Board of Directors is also expressly authorized to fix the number of shares of each such series, but not below the number of shares thereof then outstanding. The authority of the Board of Directors with respect to each series of Preferred Stock shall include (without limitation) the determination of the following:

     (a) the dividend rate on the shares of such series, whether dividends shall be cumulative, and, if so, from which date or dates, and the rights of priority, if any, with respect to the payment of dividends on the shares of such series relative to other series of Preferred Stock or classes of stock;

     (b) whether the shares of such series shall have voting rights (other than the voting rights provided by law) and, if so, the terms and extent of such voting rights;

     (c) whether the shares of such series shall have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate upon the occurrence of such events as the Board of Directors may prescribe;

     (d) whether the shares of such series shall be subject to redemption by the corporation or at the request of the holder(s) thereof, and, if so, the terms and conditions of any such redemption;

     (e) the rights of the shares of such series in the event of voluntary or involuntary liquidation, dissolution or winding up of the corporation, and the rights of priority, if any, with respect to the distribution of assets on the shares of such series relative to other series of Preferred Stock or classes of stock; and

     (f) any other preferences, privileges and powers, and relative, participating, optional or other special rights, and qualifications, limitations or restrictions of such series, as the Board of Directors may deem advisable and as shall not be inconsistent with the provisions of this Certificate of Incorporation, as the same may be amended from time to time.

Division B--Common Stock

 Subdivision 1: General Provisions

   (1) Definitions. In addition to the terms defined elsewhere, the following terms shall have the respective meanings set forth below:

     "Additional Common Shares" shall mean all shares of Class A Common Stock issued (or, pursuant to Section 6(b), deemed to be issued) by the corporation after the Effectiveness Date, other than shares of Class A Common Stock issued or issuable at any time:

       (A) to officers, directors and employees of, and consultants to, the corporation;

       (B) as a dividend or distribution on shares of the Class B Common
    Stock;

       (C) pursuant to the conversion of shares of the Series B-5 Stock; or

       (D) by way of dividend or other distribution on Common Stock excluded from the definition of Additional Common Shares by the foregoing clauses (A), (B), (C) or this clause (D).

     "Applicable Equivalent Amount" means (i) with respect to shares of Class A Common Stock, one, (ii) with respect to shares of Series B-1 Stock, 1,800 (as adjusted from time to time in accordance with the provisions of Section 6 of this Division), (iii) with respect to shares of Series B-2 Stock, 1,200 (as adjusted from time to time in accordance with the provisions of Section 6 of this Division), (iv) with respect to shares of Series B-3 Stock, 600 (as adjusted from time to time in accordance with the provisions of Section 6 of this Division), (v) with respect to shares of Series B-4 Stock, 100 (as adjusted from time to time in accordance with the provisions of Section 6 of this Division), and (vi) with respect to shares of Series B-5 Stock, 10 (as adjusted from time to time in accordance with the provisions of Section 6 of this Division). For purposes of Section 6, the term "Applicable Equivalent Amount" shall not include clause (i) of the preceding sentence, since no adjustment is to be made under that Section in respect of the Applicable Equivalent Amount for shares of Class A Common Stock.

     "Commitment to Maintain Floor Trading" shall mean the corporation's obligation, (i) as long as an open outcry market is "liquid," to maintain for such open outcry market a facility for conducting business, for the dissemination of price information, for clearing and delivery and
  (ii) to provide reasonable financial support (consistent with the calendar year 1999 budget levels established by Chicago Mercantile Exchange, an Illinois not-for-profit corporation) for technology, marketing and research for open outcry markets. If an open outcry market is not liquid, as determined by the Board of Directors, the Board may determine, in its sole discretion, whether such obligations will continue, and for how long, in respect of such market. For purposes of the foregoing, an open outcry market will be deemed "liquid" if it meets any of the following tests on a quarterly basis:

       (1) if a comparable exchange-traded product exists, the open outcry market has maintained at least 30 percent of the average daily volume of such comparable product (including for calculation purposes, volume from Exchange-For-Physicals transactions in such open outcry market); or

       (2) if a comparable exchange-traded product exists and the product trades exclusively by open outcry, the open outcry market has maintained at least 30 percent of the open interest of such comparable product; or

       (3) if no comparable exchange-traded product exists, the open outcry market has maintained at least 40 percent of the average quarterly volume in that market as maintained by Chicago Mercantile Exchange, an Illinois not-for-profit corporation, in 1999 (including, for calculation purposes, volume from Exchange-For-Physicals transactions in such open outcry market); or

       (4) if no comparable exchange-traded product exists and the product trades exclusively by open outcry, the open outcry market has maintained at least 40 percent of the average open interest in that market as maintained by Chicago Mercantile Exchange, an Illinois not-for-profit corporation, in 1999.

     "Convertible Securities" shall mean any evidences of indebtedness, shares or other securities convertible into or exchangeable for shares of Class A Common Stock.

     "Core Rights" shall mean:

       (1) the divisional product allocation rules applicable to each series of Class B Common Stock as set forth in the rules of the corporation;

       (2) the trading floor access rights and privileges granted to each series of Class B Common Stock, including the Commitment to Maintain Floor Trading;

       (3) the number of authorized and issued shares of any series of Class B Common Stock; or

       (4) eligibility requirements for an individual or entity to hold shares of any series of Class B Common Stock or to exercise any of the trading rights or privileges inherent in any series of Class B Common Stock.

     "Effectiveness Date" means the date of acceptance by the Delaware Secretary of State of the filing of this Amended and Restated Certificate.

     "Fair Market Value" means (i) if shares of Class A Common Stock are traded on a national securities exchange, the last sales or the average of the bid and asked prices (if no sale has taken place), as reported in the principal consolidated transaction reporting system with respect to such exchange, (ii) if shares of Class A Common Stock are not listed or admitted to trading on any national securities exchange, the last quoted price or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by the National Association of Securities Dealers Automated Quotation System or such other system then in use, or (iii) if neither clause (i) or (ii) apply, as determined in good faith by the Board of Directors.

     "Options" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire either shares of Class A Common Stock or Convertible Securities.

     "Share Equivalent Basis" means that (i) with respect to participation in dividends, other distributions or liquidating distributions, a stockholder's participation therein is determined based upon the number of Class A Common Stock share equivalents that such stockholder's shares represent in relation to the total number of Class A Common Stock share equivalents that all stockholders' shares represent, and (ii) with respect to voting, a stockholder's aggregate votes available to be cast is determined based on the number of Class A Common Stock share equivalents that such stockholder's shares represent (with each whole share equivalent representing one vote and each fractional share equivalent representing an equivalent fractional vote). The number of Class A Common Stock share equivalents of a share of Class A Common Stock, Series B-1 Stock, Series B-2 Stock, Series B-3 Stock, Series B-4 Stock and Series B-5 Stock shall equal the Applicable Equivalent Amount for such stock.

   (2) Liquidation Rights. Upon the liquidation, dissolution or winding up of the corporation, holders of Common Stock shall be entitled to receive any amounts available for distribution to holders of Common Stock after the payment of, or provision for, obligations of the corporation and any preferential amounts payable to holders of any outstanding shares of Preferred Stock. Such amounts as are available to the holders of Common Stock for distribution shall be distributed to such holders on a Share Equivalent Basis.

 Subdivision 2: Class A Common Stock

   The rights, preferences and privileges, and qualifications, limitations and restrictions granted to and imposed on the shares of Class A Common Stock of the corporation shall be as set forth in Subdivision 1 and this Subdivision 2 of this Division B.

     (1) Dividend Rights. Subject to any preferential or participatory rights of holders of any shares of Preferred Stock, the holders of shares of Class A Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of the corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors on shares of the outstanding Common Stock of the corporation, participating with the holders of the outstanding shares of the Class B Common Stock on a Share Equivalent Basis.

     (2) Voting Rights. Each holder of shares of Class A Common Stock shall have the right to one vote for each share held on each matter for which the vote of the holders of the Class A Common Stock shall be required or considered to be necessary. Each holder of Class A Common Stock shall have the right, voting with the holders of the Class B Common Stock on a Share Equivalent Basis, to vote in the election of the Equity Directors (as defined below).

     (3) Transfer Restrictions. Shares of Class A Common Stock shall be subject to the following transfer restrictions during the indicated period:

       (a) During the period commencing on the Effectiveness Date and ending on the date occurring 180 days thereafter (inclusive), shares of Class A Common Stock may only be transferred, conveyed, sold or otherwise disposed together with the associated shares of Class B Common Stock (i.e., 16,200 shares of Class A Common Stock may be transferred with one share of Series B-1 Stock, 10,800 shares of Class A Common Stock may be transferred with one share of Series B-2 Stock, and 5,400 shares of Class A Common Stock may be transferred with one share of Series B-3 Stock).

       (b) During the period commencing on the 181st day after the Effectiveness Date and ending on the date occurring 270 days after the Effectiveness Date, up to twenty-five percent (25%) of the shares of Class A Common Stock received by a holder on the Effectiveness Date or thereafter acquired may be transferred, conveyed, sold or otherwise disposed; and any shares so permitted to be transferred shall not thereafter be subject to any restrictions under this Section 3. In addition, such holder may transfer, convey, sell or otherwise dispose of such holder's Class A Common Stock as described in clause (a) of this Section 3.

       (c) During the period commencing on the 271st day after the Effectiveness Date and ending on the date occurring 360 days after the Effectiveness Date, up to fifty percent (50%) of the shares of Class A Common Stock received by a holder on the Effectiveness Date or thereafter acquired may be transferred, conveyed, sold or otherwise disposed; and any shares so permitted to be transferred shall not thereafter be subject to any restrictions under this Section 3. In addition, such holder may transfer, convey, sell or otherwise dispose of such holder's Class A Common Stock as described in clause (a) of this Section 3.

       (d) During the period commencing on the 361st day after the Effectiveness Date and ending on the date occurring 450 days after the Effectiveness Date, up to seventy-five percent (75%) of the shares of Class A Common Stock received by a holder on the Effectiveness Date or thereafter acquired may be transferred, conveyed, sold or otherwise disposed; and any shares so permitted to be transferred shall not thereafter be subject to any restrictions under this Section 3. In addition, such holder may transfer, convey, sell or otherwise dispose of such holder's Class A Common Stock as described in clause (a) of this Section 3.

       (e) On and after the 451st day after the Effectiveness Date, there shall be no restrictions applicable to the Class A Common Stock under this Section 3.

Notwithstanding the foregoing provisions of this Section 3, the Board of Directors may remove some or all of the foregoing restrictions on transfer if it determines, in its sole discretion, that such removal is appropriate.

 Subdivision 3: Class B Common Stock

   The rights, preferences and privileges, and qualifications, limitations and restrictions granted to and imposed on the shares of Class B Common Stock of the corporation shall be as set forth in Subdivision 1 and this Subdivision 3 of this Division B.

     (1) Designation and Number of Shares Constituting Series. Shares of the Class B Common Stock shall be issued in five series having the designations and consisting of the number of shares set forth below:

    625 shares designated as "Class B Common Stock, Series B-1" (the "Series B-1 Stock"),

    813 shares designated as "Class B Common Stock, Series B-2" (the "Series B-2 Stock"),

    1,287 shares designated as "Class B Common Stock, Series B-3" (the "Series B-3 Stock"),

    467 shares designated as "Class B Common Stock, Series B-4" (the "Series B-4 Stock") and

    2,140 shares designated as "Class B Common Stock, Series B-5" (the "Series B-5 Stock").

     (2) Trading Rights. (a) Series B-1 Stock. The holders of shares of the Series B-1 Stock shall have the trading rights, including trading floor access rights and privileges, set forth in the corporation's by-laws and rules for its Chicago Mercantile Exchange Division Members.

     (b) Series B-2 Stock. The holders of shares of the Series B-2 Stock shall have the trading rights, including trading floor access rights and privileges, set forth in the corporation's by-laws and rules for its International Monetary Market Division Members.

     (c) Series B-3 Stock. The holders of shares of the Series B-3 Stock shall have the trading rights, including trading floor access rights and privileges, set forth in the corporation's by-laws and rules for its Index and Option Market Division Members.

     (d) Series B-4 Stock. The holders of shares of the Series B-4 Stock shall have the trading rights, including trading floor access rights and privileges, set forth in the corporation's by-laws and rules for its Growth and Emerging Markets Division Members.

     (e) Series B-5 Stock. The holders of shares of the Series B-5 Stock shall have the trading rights, including trading floor access rights and privileges, set forth in the corporation's by-laws and rules for holders of fractional interests in its Growth and Emerging Markets Division.

     (3) Dividend Rights. Subject to any preferential or participatory rights of holders of any shares of Preferred Stock, the holders of shares of Class B Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of the corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors on shares of the outstanding Common Stock of the corporation, participating with the holders of the outstanding shares of the Class A Common Stock on a Share Equivalent Basis.

     (4) Voting Rights. Holders of shares of Class B Common Stock shall have the following voting rights:

       (a) Election of Directors. (i) Class B Directors. Holders of shares of Series B-1 Stock shall have the sole right to elect the Series B-1 Directors (as defined below), and each holder of Series B-1 Stock shall have one vote per share held in any such election. Holders of shares of Series B-2 Stock shall have the sole right to elect the Series B-2 Directors (as defined below), and each holder of Series B-2 Stock shall have one vote per share held in any such election. Holders of shares of Series B-3 Stock shall have the sole right to elect the Series B-3 Director (as defined below), and each holder of Series B-3 Stock shall have one vote per share held in any such election.

       (ii) Equity Directors. Each holder of Class B Common Stock shall have the right, voting with the holders of the Class A Common Stock on a Share Equivalent Basis, to vote in the election of the Equity Directors.

       (b) Core Rights. Any change, amendment or modification of the Core Rights shall be submitted to a vote of the holders of the Class B Common Stock for their consideration and approval. In any such vote, holders of Series B-1 Stock shall be entitled to six votes for each share of Series B-1 Stock held, holders of Series B-2 Stock shall be entitled to two votes for each share of Series B-2 Stock held, holders of Series B-3 Stock shall be entitled to one vote for each share of Series B-3 Stock held, holders of Series B-4 Stock shall be entitled to one-sixth vote for each share of Series B-4 Stock held and holders of Series B-5 Stock shall be entitled to one-sixtieth vote for each share of Series B-5 Stock held. Any such change, amendment or modification must receive a majority of the aggregate votes cast by the holders of the Class B Common Stock present (in person or by proxy) and voting in order to be approved.

       (c) Other Matters. Holders of shares of Class B Common Stock shall be entitled to vote on a Share Equivalent Basis on any matters not described in Sections 4(a) or (b) that require the approval of the holders of the Class B Common Stock, whether voting together with the holders of the Class A Common Stock or voting separately as a class.

     (5) Transfer Restrictions. Shares of Class B Common Stock may be transferred at any time, subject to the following restrictions:

       (a) No individual or entity may exercise any of the trading rights in respect of a series of Class B Common Stock unless such individual or entity (i) satisfies the trading eligibility requirements specified for such series in the by-laws of the corporation and in any rules or regulations as the Board of Directors may provide and (ii) agrees to be bound by any rules or regulations as the Board of Directors may provide with respect to such series of Class B Common Stock.

       (b) No lease of the trading privilege component of any series of Class B Common Stock shall be valid and binding on the corporation unless and until (x) the lessee satisfies the trading eligibility requirements specified for such shares in the by-laws of the corporation and in any other rules or regulations as the Board of Directors may provide, and (y) such lease has been reported to the corporation.

       (c) No person who has sold a share of any series of Class B Common Stock shall be eligible to purchase another share of the same series of Class B common stock within six months of the closing of such sale, except as may be otherwise allowed under rules adopted by the Board of Directors.

     (6) Adjustments to Applicable Equivalent Amounts For Dilutive Issues.
  (a) No Adjustment Unless Economic Dilution. No adjustment in the Applicable Equivalent Amount of any series of Class B Common Stock shall be made in respect of the issuance or deemed issuance of Additional Common Shares unless the consideration per share for an Additional Common Share issued or deemed to be issued by the corporation is less than the Fair Market Value of a share of Class A Common Stock on the date of such issue or deemed issue.

     (b) Deemed Issue of Additional Common Shares. (1) Options and Convertible Securities. In the event the corporation, at any time or from time to time after the Effectiveness Date, shall issue any Options or

  Convertible Securities or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Class A Common Stock (as set forth in the instrument relating thereto without regard to any provisions contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Common Shares (except as otherwise provided in the definition thereof) issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date, provided that in any such case in which Additional Common Shares are deemed to be issued:

       (A) no further adjustment in the Applicable Equivalent Amounts shall be made upon the subsequent issue of Convertible Securities or shares of Class A Common Stock upon the exercise of such Options or conversion or exchange of such Convertible Securities;

       (B) if such Options or Convertible Securities by their terms provide, with the passage of time or otherwise, for any increase or decrease in the consideration payable to the corporation, or in the number of shares of Class A Common Stock issuable upon the exercise, conversion or exchange thereof, the Applicable Equivalent Amounts computed upon the original issue thereof (or upon the occurrence of a record date with respect thereto), and any subsequent adjustments based thereon, shall, upon any such increase or decrease becoming effective, be recomputed to reflect such increase or decrease insofar as it affects such Options or the rights of conversion or exchange under such Convertible Securities;

       (C) upon the expiration of any such Options or any rights of conversion or exchange under such Convertible Securities which shall not have been exercised, the Applicable Equivalent Amounts computed upon the original issue thereof (or upon the occurrence of a record date with respect thereto), and any subsequent adjustments based thereon, shall, upon such expiration, be recomputed as if:

         (I) in the case of Convertible Securities or Options for Class A Common Stock, the only Additional Common Shares issued were shares of Class A Common Stock, if any, actually issued upon the exercise of such Options or the conversion or exchange of such Convertible Securities and the consideration received therefor was the consideration actually received by the corporation for the issue of all such Options, whether or not exercised, plus the consideration actually received by the corporation upon such exercise, or for the issue of all such Convertible Securities which were actually converted or exchanged, plus the additional consideration, if any, actually received by the corporation upon such conversion or exchange, and

         (II) in the case of Options for Convertible Securities, the only Convertible Securities issued were Convertible Securities, if any, actually issued upon the exercise of such Options, and the consideration received by the corporation for the Additional Common Shares deemed to have been issued was the consideration actually received by the corporation for the issue of all such Options, whether or not exercised, plus the consideration actually received by the corporation upon the issue of the Convertible Securities with respect to which such Options were actually exercised;

       (D) no readjustment pursuant to clause (B) or (C) above shall have the effect of reducing any Applicable Equivalent Amount to an amount which is less than the higher of (i) the such Applicable Equivalent Amount on the original adjustment date, or (ii) the Applicable Equivalent Amount that would have resulted from any issuance of Additional Common Shares between the original adjustment date and such readjustment for which no adjustment was originally made; and

       (E) in the case of any Options, which expire by their terms not more than 60 days after the date of issue thereof, no adjustment of the Applicable Equivalent Amount shall be made until the expiration or exercise of all such Options.

       (2) Stock Dividends. In the event the corporation, at any time or from time to time after the Effectiveness Date, shall declare or pay any dividend on shares of its capital stock payable in shares of Class A Common Stock, then and in any such event, Additional Common Shares (except as otherwise provided in the definition thereof) shall be deemed to have been issued immediately after the close of business on the record date for the determination of holders of any class of securities entitled to receive such dividend for purposes of adjusting the Applicable Equivalent Amounts; provided, however, that if such record date is fixed and such dividend is not fully paid, the only Additional Common Shares deemed to have been issued will be the number of shares of Class A Common Stock actually issued in such dividend, and such shares will be deemed to have been issued as of the close of business on such record date, and such Applicable Equivalent Amounts shall be recomputed accordingly.

     (c) Adjustment of Applicable Equivalent Amounts Upon Issuance of Additional Common Shares. In the event the corporation shall issue Additional Common Shares (including Additional Common Shares deemed to be issued pursuant to Section 6(b)) without consideration or for a consideration per share less than the Fair Market Value of a share of Class A Common Stock in effect immediately prior to such issue, then and in such event, the Applicable Equivalent Amounts shall be increased, concurrently with such issue, to amounts (calculated to the nearest one-tenth of a share) determined by multiplying each Applicable Equivalent Amount by a fraction, the numerator of which shall be the number of shares of Class A Common Stock outstanding immediately prior to such issue plus the number of such Additional Common Shares so issued and the denominator of which shall be the number of shares of Class A Common Stock outstanding immediately prior to such issue plus the number of shares of Class A Common Stock which the aggregate consideration received by the corporation for the total number of Additional Common Shares so issued would purchase at such Fair Market Value; provided that, for the purposes of this subsection (c), all shares of Class A Common Stock issuable upon exercise of outstanding Options, and conversion of outstanding Convertible Securities shall be deemed to be outstanding.

     (d) Determination of Consideration. For purposes of this Section, the consideration received by the corporation for the issue of any Additional Common Shares shall be computed as follows:

       (1) Cash and Property. Such consideration shall:

         (A) insofar as it consists of cash, be computed at the aggregate amount of cash received by the corporation excluding amounts paid or payable for accrued interest or accrued dividends;

         (B) insofar as it consists of property other than cash, be computed at the fair value thereof at the time of such issue, as determined in good faith by the Board of Directors; and

         (C) in the event Additional Common Shares are issued together with other shares or securities or other assets of the corporation for the consideration so received, be computed as provided in clauses (A) and (B) above, as determined in good faith by the Board of Directors.

       (2) Options and Convertible Securities. The consideration per share received by the corporation for Additional Common Shares deemed to have been issued pursuant to Section 6(b)(1), relating to Options and Convertible Securities, shall be determined by dividing:

         (A) the total amount, if any, received or receivable by the corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

         (B) the maximum number of shares of Class A Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities.

       (3) Stock Dividends. Any Additional Common Shares deemed to have been issued relating to stock dividends shall be deemed to have been issued for no consideration.

  In the event that Additional Common Shares are proposed to be issued in connection with an acquisition or other transaction subject to certain conditions precedent, such that there will be a delay between the execution of the associated agreement and the consummation of the acquisition or transaction and the issuance of the Additional Common Shares, the value of the consideration to be received per share shall be compared to the Fair Market Value of a share of Class A Common Stock as of the date of execution of the associated agreement for the purposed of calculating any adjustments under this Section 6.

     (e) Adjustments for Subdivisions, Combinations or Consolidation of Common Stock. In the event the outstanding Class A Common Stock shall be subdivided (by stock split or otherwise) into a greater number of shares of Class A Common Stock, the Applicable Equivalent Amounts then in effect shall, concurrently with the effectiveness of such subdivision, be proportionately increased. In the event the outstanding Class A Common Stock shall be combined or consolidated (by reclassification or otherwise) into a lesser number of shares of Class A Common Stock, the Applicable Equivalent Amounts then in effect shall, concurrently with the effectiveness of such combination or consolidation, be proportionately decreased.

     (f) No Impairment. The corporation will not, by amendment of this Certificate of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed under this Section by the corporation but will at all times in good faith assist in the carrying out of all the provisions of this Section.

     (7) Conversion Rights of Series B-5. (a) Conversion. Subject to and upon compliance with the provisions of this Section 7, each holder of any shares of Series B-5 Stock shall have the right at such holder's option, at any time or from time to time prior to the close of business in Chicago, Illinois on November 3, 2000, to convert such shares of Series B-5 Stock into fully paid and nonassessable shares of Series B-4 Stock at the ratio of ten shares of Series B-5 Stock for each share of Series B-4 Stock to be received in conversion. Shares of Series B-5 Stock may be converted into Series B-4 Stock only in integral multiples of ten. No fractional shares of Series B-4 Stock will be issued upon conversion.

     (b) Mechanics of Conversion. A holder of shares of Series B-5 Stock may exercise the conversion right specified in Section 7(a) as to such holder's shares by surrendering to the corporation or any transfer agent of the corporation the certificate or certificates for the shares to be converted, accompanied by written notice stating that the holder elects to convert all of the shares represented thereby. Conversion shall be deemed to have been effected on the date when delivery of such written notice and share certificates is made, and such date is referred to herein as the Conversion Date. As promptly as practicable after the Conversion Date, the corporation shall issue and deliver to or upon the written order of such holder a certificate or certificates for the number of full shares of Series B-4 Stock to which such holder is entitled as a result of the exercise of such conversion right. The person in whose name the certificate or certificates for Series B-4 Stock are to be issued shall be deemed to have become a holder of record of such Series B-4 Stock on the applicable Conversion Date. After the initial issuance of shares of Series B-4 Stock on the Effectiveness Date pursuant to the recapitalization contemplated by Subdivision 4 of this Article, shares of Series B-4 Stock may only be issued upon the conversion pursuant to this Section 7 of shares of Series B-5 Stock.

     (c) Automatic Conversion. Each share of Series B-5 Stock shall automatically be converted into ten shares of Class A Common Stock on November 4, 2000.

     (d) Status of Converted Shares. Shares of Series B-5 Stock that are converted into shares of Series B-4 Stock or shares of Class A Common Stock shall not be reissued.

 Subdivision 4: Recapitalization

   Upon the filing of this Amended and Restated Certificate of Incorporation with the Secretary of State of Delaware:

     (1) Each of the then outstanding shares of the corporation's CME Class Common Stock, $0.01 par value, authorized immediately prior to the effectiveness of such filing, shall be converted into (i) 16,200 shares of Class A Common Stock, $0.01 par value, and (ii) one share of Class B Common Stock, Series B-1, $0.01 par value.

     (2) Each of the then outstanding shares of the corporation's IMM Class Common Stock, $0.01 par value, authorized immediately prior to the effectiveness of such filing, shall be converted into (i) 10,800 shares of Class A Common Stock, $0.01 par value, and (ii) one share of Class B Common Stock, Series B-2, $0.01 par value.

     (3) Each of the then outstanding shares of the corporation's IOM Class Common Stock, $0.01 par value, authorized immediately prior to the effectiveness of such filing, shall be converted into (i) 5,400 shares of Class A Common Stock, $0.01 par value, and (ii) one share of Class B Common Stock, Series B-3, $0.01 par value.

     (4) Each of the then outstanding shares of the corporation's GEM Class Common Stock, $0.01 par value, authorized immediately prior to the effectiveness of such filing, shall be converted into one share of Class B Common Stock, Series B-4, $0.01 par value.

     (5) Each of the then outstanding shares of the corporation's Fractional GEM Class Common Stock, $0.01 par value per share, authorized immediately prior to the effectiveness of such filing, shall be converted into one share of Class B Common Stock, Series B-5, $0.01 par value.

                                  ARTICLE FIVE

   (A) The initial Board of Directors shall consist of thirty-nine members. The terms of eighteen of the directors shall expire at the annual meeting of the stockholders held in December 2000, and the terms of the remaining twenty-one directors shall expire at the annual meeting of the stockholders held in December 2001.

   (B) At the annual meeting of stockholders held in December 2000, the size of the Board of Directors shall be reduced to thirty members and nine directors shall be elected to serve two-year terms as follows:

     (1) Six directors shall be elected by the holders of Common Stock voting together as a single class on a Share Equivalent Basis from a Board-nominated slate of candidates nominated in accordance with the nominating provisions as provided in the corporation's bylaws;

     (2) One director shall be elected by the holders of Series B-1 Stock;

     (3) One director shall be elected by the holders of Series B-2 Stock;
  and

     (4) One director shall be elected by the holders of Series B-3 Stock.

   (C) At the annual meeting of stockholders held in December 2001, the size of the Board of Directors shall be reduced to nineteen members and ten directors shall be elected to serve two-year terms as follows:

     (1) Seven directors shall be elected by the holders of Common Stock voting together as a single class on a Share Equivalent Basis from a Board-nominated slate of candidates nominated in accordance with the nominating provisions provided in the corporation's bylaws.

     (2) Two directors shall be elected by the holders of Series B-1 Stock;
  and

     (3) One director shall be elected by the holders of Series B-2 Stock.

The directors elected as provided in Sections (B)(1) and (C)(1) are referred to as the "Equity Directors;" the directors elected as provided in Sections (B)(2) and (C)(2) are referred to as the "Series B-1 Directors;" the directors elected as provided in Sections (B)(3) and (C)(3) are referred to as the "Series B-2 Directors;" and the director elected as provided in Section (B)(4) is referred to as the "Series B-3 Director." The Equity Directors shall include persons fulfilling the requirements of any regulatory authority having jurisdiction over the corporation.

   (D) At each succeeding annual meeting of stockholders, the successors of the Series B-1 Directors, the Series B-2 Directors, any Series B-3 Director and the Equity Directors whose terms expire at that meeting shall be elected by the holders of the Series B-1 Stock, the Series B-2 Stock, the Series B-3 Stock, and the Common Stock voting as a single class on a Share Equivalent Basis, respectively. The directors so elected shall be elected for a term expiring at the annual meeting of stockholders held in the second year following the year of their election, and until their successors are duly elected and qualified and have accepted office, subject to death, resignation or removal from office. Any vacancy occurring in a directorship may be filled by the Board of Directors; provided, however, that any vacancy occurring with respect to a Series B-1 Director, a Series B-2 Director or a Series B-3 Director shall be filled from the candidates who lost for such position from the most recent election, with the candidates being selected to fill such vacancy in the order of the aggregate number of votes received in such previous election. Any persons so elected shall serve for the remaining term of his or her predecessor in office.

   (E) No person shall be eligible for election as a Series B-1 Director, a Series B-2 Director or a Series B-3 Director unless he or she shall own, or be recognized under rules adopted by the Board of Directors as a permitted transferee (other than temporary lease-type transfers) of, at least one share of the series of Class B Common Stock entitled to elect such director.

   (F) Any director may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least two-thirds of the voting power of the shares entitled to elect such person as a director under this Article.

                                  ARTICLE SIX

   The Board of Directors is hereby authorized to create and issue, whether or not in connection with the issuance and sale of any of its stock or other securities or property, rights entitling the holders thereof to purchase from the corporation shares of Preferred Stock, Class A Common Stock or securities of any other corporation. The times at which and the terms upon which such rights are to be issued will be determined by the Board of Directors and set forth in the contracts or instruments that evidence such rights. The authority of the Board of Directors with respect to such rights shall include, without limitation, determination of the following:

     (A) The initial purchase price per share or other unit of the stock or other securities or property to be purchased upon exercise of such rights;

     (B) Provisions relating to the times at which and the circumstances under which such rights may be exercised or sold or otherwise transferred, either together with or separately from, any other stock or other securities of the corporation;

     (C) Provisions which adjust the number or exercise price of such rights or amount or nature of the stock or other securities or property receivable upon exercise of such rights in the event of a combination, split or recapitalization of any stock of the corporation, a change in ownership of the corporation's stock or other securities or a reorganization, merger, consolidation, sale of assets or other occurrence relating to the corporation or any stock of the corporation, and provisions restricting the ability of the corporation to enter into any such transaction absent an assumption by the other party or parties thereto of the obligations of the corporation under such rights;

     (D) Provisions which deny the holder of a specified percentage of the outstanding stock or other securities of the corporation the right to exercise such rights and/or cause the rights held by such holder to become void;

     (E) Provisions which permit the corporation to redeem or to exchange such rights; and

     (F) The appointment of a rights agent with respect to such rights.

                                 ARTICLE SEVEN

   (A) In furtherance of and not in limitation of the powers conferred by law, the Board of Directors is expressly authorized and empowered to adopt, amend, or repeal the bylaws of the corporation, provided, however, that the bylaws may also be altered, amended, or repealed by the affirmative vote of the holders of two-thirds of the voting power of the then outstanding Common Stock, voting together as a single class on a Share Equivalent Basis.

   (B) Unless and except to the extent that the by-laws of the corporation shall so require, the election of directors of the corporation need not be by written ballot.

                                 ARTICLE EIGHT

   No stockholder shall have any preemptive right to subscribe to an additional issue of any class or series of the corporation's capital stock or to any securities of the corporation convertible into such stock.

                                  ARTICLE NINE

   Notwithstanding anything contained in this Certificate of Incorporation to the contrary, the affirmative vote of at least two-thirds of the voting power of the then outstanding Common Stock, voting together as a single class on a Share Equivalent Basis, shall be required to amend, repeal, or adopt any provisions inconsistent with paragraph (F) of Article Five or Articles Six, Nine, Ten, Eleven, Twelve, Thirteen or Fourteen of this Certificate of Incorporation.

                                  ARTICLE TEN

   No director of the corporation shall be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. Any amendment or repeal of this Article by the stockholders shall not adversely affect any right or protection of a director of the corporation existing hereunder in respect of any act or omission occurring prior to such amendment or repeal.

                                 ARTICLE ELEVEN

   The corporation shall, to the fullest extent permitted by Section 145 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented, have the power to indemnify any and all persons whom it shall have the power to indemnify under said Section from and against any and all expenses, liabilities or other matters referred to in or covered by said Section, and the power provided for herein shall not be deemed exclusive of any other right to which those indemnified may be entitled under any bylaw, agreement, or vote of stockholders, disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office.

                                 ARTICLE TWELVE

   In furtherance and not in limitation of the powers conferred by law or in this Certificate of Incorporation, the Board of Directors (and any committee of the Board of Directors) is expressly authorized, to the extent permitted by law, to take such action or actions as the Board of Directors or such committee may determine to be reasonably necessary or desirable to (A) encourage any individual, limited partnership, general partnership, corporation or other firm or entity (a "person") to enter into negotiations with the Board of Directors and management of the corporation with respect to any transaction which may result in a change in control of the corporation which is proposed or initiated by such person or (B) contest or oppose any such transaction which the Board of Directors or such committee determines to be unfair, abusive or otherwise undesirable with respect to the corporation and its business, assets or properties or the stockholders of the corporation, including, without limitation, the adoption of such plans or the issuance of such rights, options, capital stock, notes, debentures or other evidences of indebtedness or other securities of the corporation, which rights, options, capital stock, notes, debentures or other evidences of indebtedness and other securities (i) may be exchangeable for or convertible into cash or other securities on such terms and conditions as may be determined by the Board of Directors or such committee and
(ii) may provide for the treatment of any holder or class of holders thereof designated by the Board of Directors or any such committee in respect of the terms, conditions, provisions and rights of such securities which is different from, and unequal to, the terms, conditions, provisions and rights applicable to all other holders thereof.

                                ARTICLE THIRTEEN

   No action required to, or which may, be taken at an annual or special meeting of stockholders of the corporation may be taken without a meeting, and the power of the stockholders of the corporation to act by written consent, whether pursuant to Section 228 of the General Corporation Law or otherwise, is specifically denied.

                                ARTICLE FOURTEEN

   Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute or by this Certificate of Incorporation, may be called by the Chairman of the Board, in his discretion, and shall be called by the Chairman of the Board or the Secretary at the request in writing of a majority of the directors then holding office. Any such written request shall state the purpose or purposes of the proposed meeting.

                                                                       EXHIBIT B

                          AGREEMENT AND PLAN OF MERGER
                                       OF
               CHICAGO MERCANTILE EXCHANGE AND CME TRANSITORY CO.

   THIS AGREEMENT AND PLAN OF MERGER (the "Agreement") is made and entered into as of April 1, 2000, between Chicago Mercantile Exchange, an Illinois not-for-profit corporation ("CME"), and CME Transitory Co., a Delaware nonstock corporation ("Transitory" or "Surviving Corporation"), said corporations hereinafter sometimes referred to jointly as the "Constituent Corporations";

                                  WITNESSETH:

   WHEREAS, CME is a not-for-profit corporation duly organized and existing under the Illinois Act, having as its registered agent Craig S. Donohue;

   WHEREAS, Transitory is a nonstock corporation duly organized and existing under the Delaware General Corporation Law, having as its registered agent The Corporation Trust Company;

   WHEREAS, the Constituent Corporations propose, pursuant to the applicable provisions of the Illinois General Not For Profit Corporation Act and the Delaware General Corporation Law, for CME to merge with and into Transitory, which shall be the Surviving Corporation in consideration for which Members of CME will receive Membership Interests in Transitory (the "Merger");

   WHEREAS, all rights and privileges that Members of CME derive from their Membership Interests shall be and remain as they exist immediately prior to the Effective Date of this Agreement, preserved in the rights and privileges of the Membership Interests in Transitory received by Members of CME in the Merger; and

   WHEREAS, the respective Boards of Directors of the Constituent Corporations have determined that it is advisable that CME be merged with and into Transitory and have approved such Merger on the terms and conditions hereinafter set forth in accordance with the applicable provisions of law permitting such Merger;

   NOW, THEREFORE, in consideration of the foregoing and of the agreements, covenants and provisions hereinafter set forth, the parties hereto, intending to be legally bound, do hereby agree as follows:

                                   ARTICLE I

                                  DEFINITIONS

   In addition to the words defined elsewhere in this Agreement, the following words have the following respective meanings, and such definitions shall be equally applicable to both the singular and plural forms of any of the words herein defined:

     "Consent" means any consent, license, permit, waiver, approval, authorization or other action of, by or with respect to, or registration, declaration or filing with, any court, Governmental Authority or Person.

     "DGCL" means the General Corporation Law of the State of Delaware, as amended.

     "Effective Date" means the date on which the Merger becomes effective as provided by the applicable provisions of the Illinois Act and the DGCL.

     "Governmental Approval" means any Consent of, with or to any Governmental Authority, including the expiration of any waiting or other time period required to pass before governmental consent or acquiescence may be assumed or relied on.

     "Governmental Authority" means any court or governmental authority, department, commission, board, bureau, agency or instrumentality, domestic or foreign, any tribunal or arbitrators of competent jurisdiction and any self-regulatory organization.

     "Illinois Act" means the Illinois' General Not For Profit Corporation Act of 1986, as amended.

     "Member" means the owner of a Membership Interest, or any portion thereof, in a Constituent Corporation. An owner of two or more Membership Interests, or portions thereof, in a single Constituent Corporation shall be deemed to be a separate Member with respect to each individual Membership Interest owned.

     "Membership Interest" means, with respect to a Constituent Corporation, all the rights or interests of a Member in such Constituent Corporation, including, but not limited to, any floor access and electronic trading rights, any right to vote, any rights with regard to earnings, surplus or assets of such Constituent Corporation, and any other rights in liquidation, merger, reorganization or conversion of such Constituent Corporation.

     "New CME" means Chicago Mercantile Exchange Inc., a Delaware corporation.

     "Person" means an individual, corporation, joint venture, partnership, association, trust, trustee, unincorporated entity, organization or government or any department or agency thereof. A Person who owns a Membership Interest in more than one capacity shall be deemed to be a separate Person in each such capacity.

     "Plan of Recapitalization" means the Plan of Recapitalization dated as of April 1, 2000 of New CME.

     "SEC" means the Securities and Exchange Commission.

     "Second Merger" means the merger of Transitory into and with New CME contemplated by the Agreement and Plan of Merger dated as of April 1, 2000 between Transitory and New CME.

     "Securities Act" means the Securities Act of 1933, as amended.

                                   ARTICLE II

                                     MERGER

   Section 2.1 Effect of the Merger. Subject to the terms of this Agreement, and as more fully set forth and supplemented by the other provisions herein, upon the Effective Date and pursuant to the Merger:

     (a) CME will merge with and into Transitory, the separate existence of CME shall cease, except to the extent provided by the laws of the State of Illinois in the case of a corporation after its merger into another corporation, and Transitory shall be the Surviving Corporation.

     (b) Each Membership Interest in CME shall be converted into a Membership Interest in Transitory pursuant to and in accordance with this Agreement.

     (c) The Surviving Corporation shall possess all the rights, privileges, immunities, powers and franchises, of a public or private nature, of each of the Constituent Corporations, and all property, real, personal and mixed, all debts due on whatever account, including subscriptions to membership interests and all other choses in action, and all and every other interest, of or belonging to or due to each of the Constituent Corporations, shall be taken and deemed to be transferred to and vested in the Surviving Corporation without further act or deed; and the title to all real estate, or any interest therein, vested in either of the Constituent Corporations shall not revert or be in any way impaired by reason of the Merger.

     (d) The Surviving Corporation shall be responsible and liable for all of the liabilities and obligations of each of the Constituent Corporations, and any claim existing or action or proceeding pending by or against either of the Constituent Corporations may be prosecuted to judgment as if the Merger had not taken place, or the Surviving Corporation may be substituted in its place, and neither the rights of creditors nor any liens upon the property of either of the Constituent Corporations shall be impaired by the Merger.

     (e) (i) The respective assets of CME and Transitory shall be taken up or continued on the books of the Surviving Corporation in the amounts at which such assets shall have been carried on their respective books immediately prior to the Effective Date; and (ii) the respective liabilities and reserves of CME and Transitory shall be taken up or continued on the books of the Surviving Corporation in the amounts at which such liabilities and reserves shall have been carried on their respective books immediately prior to the Effective Date.

     (f) All corporate acts, plans, policies, agreements, arrangements, approvals and authorizations of CME, its Members, Board of Directors and committees thereof, officers and agents, which were valid and effective immediately prior to the Effective Date shall be taken for all purposes as the acts, plans, policies, agreements, arrangements, approvals and authorizations of the Surviving Corporation and shall be as effective and binding thereon as the same were with respect to CME.

   Section 2.2 Charter and By-Laws. The Certificate of Incorporation and By-laws of Transitory as in effect on the Effective Date shall be and constitute the Certificate of Incorporation and By-Laws of the Surviving Corporation until the same shall be altered, amended or changed in accordance with their respective terms and applicable law.

   Section 2.3 Directors and Officers. The directors and officers of CME prior to the Effective Date shall serve as the directors and officers of the Surviving Corporation on and after the Effective Date, until new directors and officers have been duly elected and qualified pursuant to the Certificate of Incorporation and By-laws of the Surviving Corporation, or until their earlier resignation, removal or replacement.

   Section 2.4 Employees and Agents. The employees and agents of CME shall become the employees and agents of the Surviving Corporation and shall continue to be entitled to the same rights and benefits which they enjoyed as employees and agents of CME.

                                  ARTICLE III

                       CONVERSION OF MEMBERSHIP INTERESTS

   Section 3.1 Conversion of Membership Interests. On the Effective Date, and without any further action by CME or Transitory, all the Membership Interests in CME shall be converted into Membership Interests in Transitory. The Membership Interests in CME shall be converted in accordance with the following:

     (a) Each individual Chicago Mercantile Exchange division Membership Interest in CME shall be converted into one Chicago Mercantile Exchange division Membership Interest in Transitory.

     (b) Each individual International Monetary Market division Membership Interest in CME shall be converted into one International Monetary Market division Membership Interest in Transitory.

     (c) Each individual Index and Option Market division Membership Interest in CME shall be converted into one Index and Option Market division Membership Interest in Transitory.

     (d) Each individual Growth and Emerging Markets division Membership Interest in CME shall be converted into one Growth and Emerging Markets division Membership Interest in Transitory.

     (e) Each fractional Growth and Emerging Markets division Membership Interest in CME shall be converted into an equivalent fractional Growth and Emerging Markets division Membership Interest in Transitory.

Each of the Membership Interests in Transitory described in the foregoing clauses (a) through (e) (inclusive) shall have the rights, preferences and privileges provided for in the Consolidated Rules of CME for the corresponding Membership Interests in CME as of the Effective Date.

   Section 3.2 Further Rules. CME and Transitory are empowered to adopt further rules and regulations, not inconsistent with the provisions of this Agreement, regarding the conversion of the Membership Interests in CME into Membership Interests in Transitory.

                                   ARTICLE IV

                                   COVENANTS

   Section 4.1 Further Actions. Each of the Constituent Corporations agrees to use its reasonable efforts to take, or to cause to be taken, all actions and to do, or to cause to be done, all things necessary, proper or advisable to consummate and to make effective the transactions contemplated by this Agreement, including, but not limited to:

     (a) making, or causing to be made, all such filings and submissions under any applicable law and giving such reasonable undertakings, as may be necessary to consummate this Agreement and the transactions contemplated hereby;

     (b) using its reasonable efforts to obtain, or causing to be obtained, all Governmental Approvals and other Consents necessary to be obtained in order to consummate this Agreement and the transactions contemplated hereby; and

     (c) using its reasonable efforts to take, or cause to be taken, all other actions, necessary, proper or advisable in order to fulfill its obligations in respect of this Agreement and the transactions contemplated hereby.

   Each of the parties hereto shall coordinate and cooperate with the other party in exchanging such information and supplying such reasonable assistance as may be requested by such other party in connection with the filings and other actions contemplated by this Section 4.1.

   Section 4.2 Service in Illinois. Transitory, as the Surviving Corporation, agrees that it may be served with process in Illinois in any proceeding for enforcement of (i) any obligation of CME as well as (ii) any of its obligations arising from this Merger. Transitory hereby irrevocably appoints the Secretary of State of Illinois as its agent to accept service of process in any such suit or other proceedings, and any such process so accepted shall be mailed by the Secretary of State of Illinois to Chicago Mercantile Exchange Inc., 30 South Wacker Drive, Chicago, Illinois 60606, attention: General Counsel.

                                   ARTICLE V

                              CONDITIONS TO MERGER

   Section 5.1 Conditions to Effectiveness. The obligation of each of the parties hereto to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment on or prior to the Effective Date of the following conditions:

     (a) No Injunctions or Restraints. Consummation of the transactions contemplated by this Agreement shall not have been restrained, enjoined or otherwise prohibited by any applicable law, including any order, injunction, decree or judgment of any court or other Governmental Authority, and no action or proceeding shall be pending or threatened by any Governmental Authority on the Effective Date before any court or other Governmental Authority to restrain, enjoin or otherwise prevent the consummation of the transactions contemplated hereby or to recover any material damages or obtain other material relief as a result of such transactions. There shall not have been promulgated, entered, issued, or determined by any court or other Governmental Authority to be applicable to this Agreement any applicable law making illegal the consummation of the transactions contemplated hereby, and no proceeding with respect to the application of any such applicable law shall be pending.

     (b) Effectiveness of the Registration Statement. The Registration Statement on Form S-4 filed with the SEC by New CME, relating to its issuance of its common stock (including the proxy statement and prospectus constituting part thereof, the "Registration Statement") shall have become and remain effective under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose and no similar proceeding in respect of the Registration Statement shall have been initiated or threatened by the SEC.

     (c) Requisite Approvals. The Members of CME shall have approved this Agreement as required by law.

     (d) Internal Revenue Service Ruling. Issuance by the Internal Revenue Service of a ruling generally to the effect that the conversion of Membership Interests into Class A Common Stock and Class B Common Stock, or Class B Common Stock only, of New CME through the Merger, the Second Merger and the Plan of Recapitalization qualifies for tax-free treatment under the Internal Revenue Code of 1986, as amended.

     (e) P-M-T. The offer by New CME to purchase the assets and business of P-M-T Limited Partnership, an Illinois limited partnership, for cash shall have been approved by the holders of two-thirds of the outstanding P-M-T Class A partnership units (excluding units held by CME).

                                   ARTICLE VI

                     AMENDMENT; TERMINATION AND CORRECTIONS

   Section 6.1 Amendment of Agreement. At any time prior to the Effective Date, the parties hereto may agree to amend this Agreement. No such amendment may, in the sole judgment of the Board of Directors of CME, materially and adversely affect the rights of the Members of CME.

   Section 6.2 Abandonment of Agreement. At any time prior to the Effective Date, CME may abandon this Agreement by appropriate resolution of its Board of Directors, notwithstanding prior approval at the Special Meeting. No Person shall have any rights or claims against either Constituent Corporation or its respective Board of Directors based on abandonment of this Agreement.

   Section 6.3 Corrections. The Constituent Corporations may, until the Effective Date, by an instrument executed by a Chairman, Vice Chairman, President or any Vice President of each Constituent Corporation, make such modifications as are appropriate to correct errors, clarify existing items or make additions to correct manifest omissions in this Agreement.

                                  ARTICLE VII

                             ADDITIONAL PROVISIONS

   Section 7.1 Notices. If CME complies substantially and in good faith with the requirements of the Illinois Act or the terms of this Agreement with respect to the giving of any required notice to its Members, its failure in any case to give such notice to any Person or Persons entitled thereto shall not impair the validity of the actions and proceedings taken under the Illinois Act or this Agreement or entitle such Person or Persons to any injunctive or other equitable relief with respect thereto.

   Section 7.2 Severability. To the extent possible, each provision of this Agreement shall be interpreted in a manner as to be valid, legal and enforceable. Any determination that any provision of this Agreement or any application thereof is invalid, illegal or unenforceable in any respect or in any instance shall be effective only to the extent of such invalidity, illegality or unenforceability and shall not effect the validity, legality or enforceability of any other provision of this Agreement.

   Section 7.3 Headings. Article and Section headings contained in this Agreement are inserted for convenience and reference only, and shall not be considered in construing or interpreting any of the provisions hereof.

   Section 7.4 Entire Agreement. This Agreement supersedes any and all oral or written agreements heretofore made relating to the subject matter hereof and constitutes the entire Agreement of the parties relating to the subject matter hereof.

   Section 7.5 Expenses. Transitory, as the Surviving Corporation, shall pay all expenses of carrying this Merger into effect and accomplishing the Merger herein provided for.

   Section 7.6 Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

   Section 7.7 Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to any conflicts or choice of law provisions that would make applicable the substantive laws of any other jurisdiction.

   IN WITNESS WHEREOF, each of the Constituent Corporations, pursuant to authority duly given by resolutions adopted by its Board of Directors, has caused this Agreement to be executed in its name by its duly authorized officer as of the day and year aforesaid.

                                          Chicago Mercantile Exchange


                                          By: _________________________________
                                                       Scott Gordon
                                                   Chairman of the Board

                                          CME Transitory Co.


                                          By: _________________________________
                                                       Scott Gordon
                                                   Chairman of the Board

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

   Section 145 of the Delaware General Corporation Law provides that the Registrant may, and in some circumstances must, indemnify the directors and officers of the Registrant against liabilities and expenses incurred by such person by reason of the fact that such person was serving in such capacity, subject to certain limitations and conditions set forth in the statute. The Registrant's Certificate of Incorporation and By-Laws provide that the Registrant will indemnify its directors and officers, and may indemnify any person serving as director or officer of another business entity at the Registrant's request, to the extent permitted by the statute. In addition, the Registrant's Certificate of Incorporation provides, as permitted by the the Delaware General Corporation Law, that directors shall not be personally liable for monetary damages for breach of fiduciary duty as a director, except (i) for breaches of their duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, and (iv) for transactions from which a director derived an improper personal benefit.

Item 21. Exhibits and Financial Statement Schedules

   (a) Exhibits

     The following is a list of Exhibits included as part of this Registration Statement. The Registrant agrees to furnish supplementally a copy of any omitted schedule to the Securities and Exchange Commission upon request.

      Exhibit
      Number   Description of Exhibit
      -------  ----------------------
      2.1      Form of Agreement and Plan of Merger dated as of April 1,
               2000 between Chicago Mercantile Exchange and CME
               Transitory Co. (included as Exhibit B to the Proxy
               Statement/Prospectus).
      2.2*     Form of Agreement and Plan of Merger dated as of April 1,
               2000 between CME Transitory Co. and the Registrant
      2.3*     Plan of Recapitalization dated as of April 1, 2000
      3.1*     Certificate of incorporation of the Registrant
      3.2*     Amended and Restated Certificate of Incorporation (as in
               effect immediately prior to the recapitalization
               contemplated by the Plan of Recapitalization)
      3.3*     By-laws of the Registrant
      3.4      Amended and Restated Certificate of Incorporation of
               Registrant (as in effect immediately after the
               recapitalization contemplated by the Plan of
               Recapitalization) (included as Exhibit A to the Proxy
               Statement/Prospectus)
      5.1*     Opinion of Sidley & Austin regarding legality of
               securities being registered
      8.1      Opinion of Sidley & Austin regarding tax matters
     10.1*     Chicago Mercantile Exchange Omnibus Stock Plan, effective
               February 7, 2000.
     10.2*     Chicago Mercantile Exchange Senior Management Supplemental
               Deferred Savings Plan, including First Amendment thereto
               dated December 14, 1994, Second Amendment thereto dated
               December 8, 1998 and Administrative Guidelines thereto.
     10.3*     Chicago Mercantile Exchange Directors' Deferred
               Compensation Plan, including First Amendment thereto dated
               December 8, 1998.
     10.4*     Chicago Mercantile Exchange Supplemental Executive
               Retirement Plan, including First Amendment thereto dated
               December 31, 1996, Second Amendment thereto dated January
               14, 1998 and Third Amendment thereto dated December   ,
               1998.

      Exhibit
      Number   Description of Exhibit
      -------  ----------------------
     10.5*     Chicago Mercantile Exchange Supplemental Executive
               Retirement Trust, including First Amendment thereto dated
               September 7, 1993.
     10.6*     Agreement dated March 21, 1997 between Chicago Mercantile
               Exchange and T. Eric Kilcollin.
     10.7*     Separation Agreement and General Release, executed
               December 31, 1998 between T. Eric Kilcollin and Chicago
               Mercantile Exchange.
     10.8*     Agreement dated February 7, 2000 between Chicago
               Mercantile Exchange and James J. McNulty.
     10.9*     Employment Agreement dated October 27, 1998 between
               Chicago Mercantile Exchange and Frederick Arditti, and
               First Amendment thereto dated October 27, 1998 and Second
               Amendment thereto dated October 27, 1998.
     10.10*    Employment Agreement dated December 10, 1999 between
               Chicago Mercantile Exchange and Gerald D. Beyer.
     10.11*    Employment Agreement, executed September 8, 1999 between
               Chicago Mercantile Exchange and Phupinder Gill.
     10.12*    Employment Agreement dated July 17, 1998 between Chicago
               Mercantile Exchange and William Jenks
     10.13*    License Agreement, effective as of September 24, 1997
               between Standard & Poor's, a Division of The McGraw-Hill
               Companies, Inc., and Chicago Mercantile Exchange.
               (confidential material appearing in this document has been omitted and filed separately with the Securities and
               Exchange Commission in accordance with the Securities Act
               of 1933, as amended, and 17 C.F.R. 230.406 and 200.80
               promulgated thereunder. Omitted information has been
               replaced with asterisks.)
     10.14*    Lease dated as of November 11, 1983 between Chicago
               Mercantile Exchange Trust (successor to CME Real Estate
               Co. of Chicago, Illinois) and Chicago Mercantile Exchange,
               including amendment thereto dated as of December 6, 1989.
     10.15*    Lease dated March 31, 1988 between EOP--10 & 30 South
               Wacker, L.L.C., as beneficiary of a land trust dated
               October 1, 1997 and known as American National Bank and
               Trust Company of Chicago Trust No. 123434 (as successor in interest to American National Bank and Trust Company of
               Chicago, not individually but solely as trustee under
               Trust Agreement dated June 2, 1981 and known as Trust No.
               51234) and Chicago Mercantile Exchange relating to 10
               South Wacker Drive, including First Amendment thereto
               dated as of November 1, 1999.
     10.16*    Lease dated May 11, 1981 between EOP--10 & 30 South
               Wacker, L.L.C., as beneficiary of a land trust dated
               October 1, 1997 and known as American National Bank and
               Trust Company of Chicago Trust No. 123434-06 (as successor in interest to American National Bank and Trust Company of
               Chicago, not individually but solely as trustee under
               Trust Agreement dated March 20, 1980 and known as Trust
               No. 48268) and Chicago Mercantile Exchange relating to 30
               South Wacker Drive, including First Amendment thereto
               dated as of February 1, 1982, Second Amendment thereto
               dated as of April 26, 1982, Third Amendment thereto dated
               as of June 29, 1982, Fourth Amendment thereto dated as of
               July 28, 1982, Fifth Amendment thereto dated as of October
               7, 1982, Sixth Amendment thereto dated as of July 5, 1983,
               Seventh Amendment thereto dated as of September 19, 1983,
               Eighth Amendment thereto dated as of October 17, 1983,
               Ninth Amendment thereto dated as of December 3, 1984,
               Tenth Amendment thereto dated as of March 16, 1987,
               Eleventh Amendment thereto dated as of January 1, 1999,
               Twelfth Amendment thereto dated as of June 30, 1999.

      Exhibit
      Number   Description of Exhibit
      -------  ----------------------
     10.17*    Third Amendment to Employment Agreement dated March 3,
               2000, between Chicago Mercantile Exchange and Frederick
               Arditti.
     10.18*    Separation Agreement and General Release dated March 21,
               2000 between Gerald D. Beyer and Chicago Mercantile
               Exchange.
     10.19*    Separation Agreement and General Release dated March 21,
               2000 between William W. Jenks and Chicago Mercantile
               Exchange.
     21.1*     Subsidiaries of the Registrant
     23.1      Consent of Sidley & Austin (included in Exhibit 5.1)
     23.2*     Consent of Arthur Andersen LLP
     24.1*     Form of Power of Attorney executed by Directors of
               Registrant
     27.1*     Financial Data Schedule
     99.1*     Form of proxy

--------
   *Previously filed.

   (b) Financial Statement Schedules

     None.

Item 22. Undertakings.

   The Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

       (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

       (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

       (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (5) That every prospectus: (i) that is filed pursuant to paragraph (4) immediately preceding, or (ii) that purports to meet the requirements of
  Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (6) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (7) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act, the registrant has duly caused this Amendment No. 4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on April 25, 2000.

                                          Chicago Mercantile Exchange Inc.

                                                  /s/ M. Scott Gordon

                                          By: ____________________________
                                                      M. Scott Gordon
                                                   Chairman of the Board

   Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on this 25th day of April, 2000.

                   Name                                        Title
                   ----                                        -----


              M. Scott Gordon               Chairman of the Board and Director
___________________________________________   (Chief Executive Officer)
              M. Scott Gordon

              David G. Gomach               Senior Vice President and Chief Financial
___________________________________________   Officer (Principal Financial Officer)
              David G. Gomach

             Raymond C. Repede              Vice President and Controller
___________________________________________   (Principal Accounting Officer)
             Raymond C. Repede

                     *                      Director
___________________________________________
            H. Jack Bouroudjian

                     *                      Director
___________________________________________
            Timothy R. Brennan

                     *                      Director
___________________________________________
            Leslie Henner Burns

                     *                      Director
___________________________________________
             Jeffrey R. Carter

                                            Director
___________________________________________
            E. Gerald Corrigan

                     *                      Director
___________________________________________
             Terrence A. Duffy

                     *                      Director
___________________________________________
             Martin J. Gepsman

                     *                      Director
___________________________________________
               Yra G. Harris


                   Name                                        Title
                   ----                                        -----


                     *                      Director
___________________________________________
             Robert L. Haworth

                     *                      Director
___________________________________________
             Bruce F. Johnson

                     *                      Director
___________________________________________
              Gary M. Katler

                     *                      Director
___________________________________________
               Paul Kimball

                     *                      Director
___________________________________________
               John W. Lacey

                                            Director
___________________________________________
             Patrick B. Lynch

                     *                      Director
___________________________________________
                Leo Melamed

                     *                      Director
___________________________________________
             Merton H. Miller

                     *                      Director
___________________________________________
           William P. Miller II

                     *                      Director
___________________________________________
            Laurence E. Mollner

                     *                      Director
___________________________________________
           Patrick J. Mulchrone

                     *                      Director
___________________________________________
             John D. Newhouse

                     *                      Director
___________________________________________
              James E. Oliff

                     *                      Director
___________________________________________
           Mark G. Papadopoulos

                     *                      Director
___________________________________________
              Ward Parkinson

                     *                      Director
___________________________________________
              Robert J. Prosi


                   Name                                        Title
                   ----                                        -----


                                            Director
___________________________________________
              David M. Pryde

                     *                      Director
___________________________________________
                Irwin Rosen

                     *                      Director
___________________________________________
         William G. Salatich, Jr.

                     *                      Director
___________________________________________
              John F. Sandner

                     *                      Director
___________________________________________
             Verne O. Sedlacek

                     *                      Director
___________________________________________
              Leon C. Shender

                     *                      Director
___________________________________________
            William R. Shepard

                     *                      Director
___________________________________________
             Howard J. Siegel

                     *                      Director
___________________________________________
            David I. Silverman

                     *                      Director
___________________________________________
           Jeffrey L. Silverman

                     *                      Director
___________________________________________
                Paul Simon

       /s/ Craig S. Donohue
*By: _________________________________
          Craig S. Donohue
          Attorney-in-Fact